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EXHIBIT 99.1

Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 24, 2021

Contents

1	Invitation to Shareholders

2	About this Management Proxy Circular

3	Meeting Participation, Voting and Proxies: Questions and Answers

7	Business of the Meeting
7	Financial Statements
7	Election of Directors
14	Appointment of Auditor
15	Increase in Common Shares Reserved for Issuance under the Suncor Energy Inc. Stock Option Plan
16	Advisory Vote on Approach to Executive Compensation

17	Board of Directors Compensation

23	Executive Compensation
23	Letter to Shareholders
25	Compensation Discussion and Analysis
50	Compensation Disclosure of Named Executive Officers
56	Termination Agreements and Change of Control Arrangements

58	Indebtedness of Directors, Executive Officers and Senior Officers

58	Summary of Incentive Plans

62	Claw Back Policy

62	Directors' and Officers' Insurance

62	Advance Notice By-Law

63	Corporate Governance

63	Additional Information

63	Advisories

A-1	Schedule A: Named Executive Officers' Outstanding Option-Based Awards and Grant Date Fair Values for Share-Based Awards

B-1	Schedule B: Corporate Governance Summary

C-1	Schedule C: Position Description for Independent Board Chair

D-1	Schedule D: Director Independence Policy and Criteria

E-1	Schedule E: Board Terms of Reference

NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual meeting (the meeting) of shareholders of Suncor Energy Inc. (the Corporation) will be held on May 4, 2021 at 10:30 a.m. Mountain Daylight Time (MDT). This year, to proactively address the health impact of COVID-19 and in alignment with the current restrictions on large public gatherings, the meeting will be conducted in a virtual-only format via live webcast online at https://web.lumiagm.com/400990259 (Password: Suncor2021 (case sensitive)).

Registered shareholders and duly appointed proxyholders can participate, vote and ask questions during the meeting, provided they are connected to the internet and comply with all the requirements set out in the management proxy circular. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests. Guests will not be able to vote or ask questions at the meeting.

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2020 together with the notes thereto and the auditor report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint the auditor of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 15,000,000 common shares;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. Detailed instructions on how to complete and return proxies are provided on pages 3 to 6 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, at any time prior to 10:30 a.m. MDT on April 30, 2021 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the form of proxy or voting instruction form.

Shareholders registered at the close of business on March 8, 2021 will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Arlene Strom
Chief Legal Officer and Corporate Secretary
February 24, 2021
Calgary, Alberta

Invitation to Shareholders

Dear Shareholder:

On behalf of the board of directors (the Board), management and employees of Suncor Energy Inc. (the Corporation), we invite you to attend our annual meeting (the meeting) of shareholders on May 4, 2021 at 10:30 a.m. Mountain Daylight Time. This year, to proactively address the health impact of COVID-19 and in alignment with the current restrictions on large public gatherings, we will hold the meeting in a virtual-only format, which will be conducted via live webcast online at https://web.lumiagm.com/400990259 (Password: Suncor2021 (case sensitive)). The virtual-only format will mitigate the risk to the health and safety of our communities, shareholders, employees and other stakeholders and will allow shareholders an equal opportunity to participate in the meeting regardless of their geographic location.

The items of business to be considered at this meeting are described in the Notice of Annual Meeting of shareholders of the Corporation and the accompanying management proxy circular. The contents and sending of the management proxy circular have been approved by the Board.

Your participation at this meeting is very important to us. We encourage you to vote by following the instructions in the form of proxy or voting instruction form provided to you, or by voting at the virtual meeting. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance for 2020 and provide an outlook on priorities for 2021 and beyond. You will also have an opportunity to ask questions.

Many of our public documents, including our 2020 Annual Report, are available in the Investor Centre on our website located at www.suncor.com. We encourage you to visit our website during the year for information about the Corporation, including news releases and investor presentations. To ensure you receive all the latest news relating to the Corporation, including the speeches of senior executives, you can use the 'Email Alerts' subscribe feature on the Corporation's website. Additional information relating to the Corporation is also available under the Corporation's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

We look forward to having you join us at the meeting.

Yours sincerely,

Michael M. Wilson Chair of the Board	Mark S. Little President and Chief Executive Officer

Management Proxy Circular 2021  Suncor Energy Inc.  1

About this Management Proxy Circular

You are invited to attend the annual meeting (the meeting) of holders (shareholders) of common shares (common shares or shares) of Suncor Energy Inc. to be held on May 4, 2021, at 10:30 a.m. Mountain Daylight Time (MDT) for the purposes indicated in the Notice of Annual Meeting. The meeting will be conducted in a virtual-only format via live webcast online at https://web.lumiagm.com/400990259 (Password: Suncor2021 (case sensitive)).

Suncor's management proxy circular includes important information regarding the matters to be acted upon at the meeting, and our compensation practices for, and compensation of, the board of directors of Suncor (the Board or Board of Directors) and Suncor's Named Executive Officers (as defined on page 25) for the year ended December 31, 2020.

This management proxy circular is dated February 24, 2021, and all information contained in this management proxy circular is given as of such date, unless stated otherwise.

In this management proxy circular, references to "Suncor", the "corporation", the "company", "our" or "we" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context otherwise requires.

 Forward-Looking Information and Risks

This management proxy circular contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in Suncor's Annual Information Form for the year ended December 31, 2020 (the AIF), Suncor's Management's Discussion and Analysis for the year ended December 31, 2020 (the MD&A), and Suncor's other disclosure documents, many of which are beyond the corporation's control. Users of this information are cautioned that actual results may differ materially. Refer to the "Advisories" section of this management proxy circular for information on the material risk factors and assumptions underlying the forward-looking information contained in this management proxy circular.

The corporation's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the "Advisories" section of this management proxy circular.

 Non-GAAP Financial Measures

Certain financial measures in this management proxy circular – namely operating earnings, funds from operations (FFO), free funds flow and return on capital employed (ROCE)  – are not prescribed by generally accepted accounting principles (GAAP). Refer to the "Advisories" section of this management proxy circular. These non-GAAP financial measures are used by management to analyze business performance, leverage and liquidity.

These non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Measurement Conversions

Suncor converts certain natural gas volumes to barrels of oil equivalent (boe) on the basis of one barrel (bbl) for every six thousand cubic feet (mcf) of natural gas. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value. In this management proxy circular, references to "bbls/d" mean thousands of barrels per day and "boe/d" mean thousands of barrels of oil equivalent per day.

 Website References

Information contained in or otherwise accessible through Suncor's website and other websites, though referenced herein, does not form part of this management proxy circular and is not incorporated by reference into this management proxy circular.

2  Management Proxy Circular 2021  Suncor Energy Inc.

Meeting Participation, Voting and Proxies: Questions and Answers

This management proxy circular is provided in connection with the solicitation by or on behalf of management of Suncor of proxies to be used at the annual meeting of shareholders of Suncor. It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Suncor common shares and normal handling charges will be paid by Suncor for such forwarding services.

Your vote is very important to us. We encourage you to exercise your vote to ensure your shares are represented at the meeting.

To be valid, proxy forms must be dated, completed, signed and deposited with our transfer agent and registrar, Computershare Trust Company of Canada (Computershare): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; or (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Additionally, you may vote by using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683). Your proxy instructions must be received in each case no later than 10:30 a.m. MDT on April 30, 2021 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion, without notice. Please read the following for commonly asked questions and answers regarding meeting participation, voting and proxies.

Q.  Why is Suncor having a virtual meeting?

A.  Due to the health impact of COVID-19, and in alignment with the current restrictions on large public gatherings, Suncor is holding its annual meeting (the meeting) virtually this year. The virtual-only format will mitigate risk to the health and safety of our communities, shareholders, employees and other stakeholders.

Q.  How will I be able to participate in the meeting?

A.  Suncor is holding the meeting in a virtual-only format via live webcast. You can participate online using your smartphone, tablet or computer. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial)

shareholders who have duly appointed themselves as proxyholder, to listen to and view the meeting, ask questions and vote. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders may still attend the meeting as guests. Guests will be able to listen to and view the meeting but will not be able to ask questions or vote at the meeting.

Following the meeting we will hold a Q&A session to answer the questions submitted through the online platform. Questions may be submitted at any time during the meeting. To ensure the meeting is conducted in a manner that is fair to all shareholders, the Chair of the meeting may exercise discretion in responding to the questions including the order in which the questions are answered, the grouping of the questions and the amount of time devoted to any question. Shareholders will be afforded the same opportunities to participate as at an in-person meeting. The questions and answers from the Q&A session will be included in the replay posted on Suncor's website following the meeting.

Additional details on meeting participation are set forth in the Virtual Meeting User Guide that will be sent to registered holders with their proxy packages and posted on Suncor's website.

Q.  How do I attend the meeting?

A.  To attend the meeting log in online at https://web.lumiagm.com/400990259. We recommend that you log in at least thirty minutes before the meeting starts and check that the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You will be able to log into the site from 9:30 a.m. MDT on May 4, 2021.

Next click "Login". If you are a registered shareholder or duly appointed proxyholder click "Shareholder" and enter your Control Number or Proxyholder Username as applicable (see below) and password Suncor2021 (case sensitive) OR if you are non-registered (beneficial) shareholder, click "Guest" and complete the online form.

Registered shareholders:  The control number located on the form of proxy or in the email notification you received is your "Control Number".

Duly appointed proxyholders:  Computershare will provide the proxyholder with a username consisting of a four-letter appointee code (Proxyholder Username) by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described under the question "Can I appoint someone other than the individuals named in the proxy form to vote my shares?" below.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting

Management Proxy Circular 2021  Suncor Energy Inc.  3

commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow yourself ample time to check into the meeting.

If you are having trouble getting into the meeting you may click on the support button 'Having issues connecting?' at the login page. This will provide you with a list of common connectivity issues and answers, as well as a link to the FAQ on using the platform.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you are a holder of common shares as of the close of business on March 8, 2021, the record date for the meeting. Subject to certain restrictions required by the Petro-Canada Public Participation Act (as described in the AIF under the heading "Description of Capital Structure – Petro-Canada Public Participation Act") which section is incorporated by reference herein, each Suncor common share is entitled to one vote. A simple majority of votes (50% plus one vote) cast at the meeting in person (virtually) or by proxy is required to approve all matters to be considered at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the corporation until the close of the next annual meeting;

•
the appointment of KPMG LLP as auditor of the corporation until the close of the next annual meeting;

•
the resolution to approve an amendment to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 15,000,000 common shares; and

•
the advisory resolution on the corporation's approach to executive compensation disclosed in this management proxy circular.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person (virtually) and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the common shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the management nominees named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies will be done primarily by mail, supplemented by telephone or other contact, by our employees or our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors who we have retained at a cost of $69,500 for their advisory services and will reimburse them for any related expenses. Any other costs related to the solicitation are paid by Suncor.

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares during the meeting by completing a ballot online, or by completing your proxy form through any of the methods described above.

If your shares are not registered in your name but are held by a nominee, please see below.

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee should have provided you with a package of information respecting the meeting, including either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q.  How can a non-registered shareholder vote at the meeting?

A.   Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the meeting but will be able to participate as a guest. This is because Suncor does not have access to all the names of its non-registered shareholders, and as a result we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote at the meeting, insert your name in the space provided on the proxy or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. You must complete the form by following the return instructions provided by your nominee AND register yourself as proxyholder online at http://www.computershare.com/SuncorEnergy, all as described below under Step 1 and Step 2 of the question "Can I appoint someone other than the individuals named in the proxy form to vote my shares?".

4  Management Proxy Circular 2021  Suncor Energy Inc.

Non-registered (beneficial) shareholders located in the United States:  If you are a non-registered (beneficial) shareholder located in the United States, to attend and vote at the meeting you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting, by submitting a copy of your legal proxy to Computershare. Requests for registration should be sent to: Computershare, Attention Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, OR emailed at uslegalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:30 a.m. MDT on April 30, 2021. You will receive a confirmation of your registration by email once Computershare receives your registration materials. Please note that you also are required to register your appointment at http://www.computershare.com/SuncorEnergy.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the proxy form provided to you, or any other proper form of proxy, to appoint your proxyholder.

Once appointed, you will also need to register your proxyholder online at http://www.computershare.com/SuncorEnergy, as described below under Step 2 of the question "Can I appoint someone other than the individuals named in the proxy form to vote my shares?".

The shares represented by your proxy must be voted or withheld from voting according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish your shares to be voted, your shares will be voted or withheld from voting as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of the director nominees set out in this management proxy circular;

•
FOR the appointment of KPMG LLP as auditor;

•
FOR the amendments to the Suncor Energy Inc. Stock Option Plan to increase the number of common shares reserved for issuance thereunder by 15,000,000 common shares; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q.  Can I appoint someone other than the individuals named in the proxy form to vote my shares?

A.  Yes, you have the right to appoint the person or company of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting.

Shareholders who wish to appoint someone other than Suncor proxyholders to attend and participate at the meeting as their proxy and vote their common shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Proxyholder Username that is required to vote at the meeting.

Step 1: Submit your form of proxy or voting instruction form:  If you wish to appoint a person other than the persons named in your form of proxy or voting instruction form, then strike out those printed names and insert the name of your chosen proxyholder in the space provided and follow the instructions for submitting such form of proxy or voting instruction form as outlined on the form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

Step 2: Register your proxyholder:  To register a third-party proxyholder (including yourself, if you are a non-registered (beneficial) shareholder) shareholders must visit http://www.computershare.com/SuncorEnergy by 10:30 a.m. MDT on April 30, 2021 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Proxyholder Username via email. Without a Proxyholder Username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

Q.  What if my shares are registered in more than one name or in the name of my corporation?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your corporation or any name other than yours, you may be required to provide documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting (or any adjourned or postponed meeting); or

Management Proxy Circular 2021  Suncor Energy Inc.  5

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned or postponed; or

(b)
the chair of the meeting prior to the start of the meeting.

If you are a non-registered (beneficial) shareholder, contact your nominee for information on how to revoke your proxy or voting instruction.

If you have followed the process for attending and are a registered shareholder and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q.  How many shares are outstanding?

A.  As of February 19, 2021, there were 1,525,150,794 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 19, 2021, there was no person or company who, to the knowledge of our directors and executive officers, beneficially owned, or controlled or directed, directly or indirectly, common shares carrying 10% or more of the voting rights attached to all outstanding common shares.

Q.  How will meeting materials be delivered?

A.  We are using notice and access to deliver this management proxy circular to both our registered and non-registered shareholders. This means that Suncor will post the management proxy circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be addressed at the meeting and explaining how to access and review the management proxy circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable meeting related materials will be indirectly forwarded to non-registered shareholders at Suncor's expense.

Notice and access is an environmentally friendly and cost-effective way to distribute the management proxy circular because it reduces printing, paper and postage.

Q.  How can I request a paper copy of the management proxy circular?

A.  Both registered and non-registered shareholders can request a paper copy of the management proxy circular for up to one year from the date it is filed on SEDAR (www.sedar.com). The management proxy circular will be sent to you at no charge. If you would like to receive a paper copy of the management proxy circular, please follow the instructions provided in the Notice. If you request a paper copy of the management proxy circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Suncor will provide paper copies of the management proxy circular to shareholders who have standing instructions to receive, or for whom Suncor has otherwise received a request to provide, paper copies of materials.

If you have any questions about notice and access you can call our Investor Relations line at 1-800-558-9071.

Q.  What is electronic delivery?

A.   Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery saves paper, reduces our impact on the environment and reduces costs.

Q.  How can I ask for electronic delivery?

A.  If you are a registered shareholder, you can sign up for electronic delivery through Computershare via the Investor Centre website at www.investorcentre.com/suncor.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered shareholders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q.  What if I have other questions?

A.  If you have a question regarding the meeting please contact Computershare at 1-877-982-8760 or visit www.computershare.com.

Webcast Posting after Meeting

The meeting will be posted for viewing on www.suncor.com following its completion.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2022 annual meeting of shareholders to our Corporate Secretary. To be included in our 2022 management proxy circular, the proposal must be received at Suncor Energy Inc. at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by November 27, 2021.

6  Management Proxy Circular 2021  Suncor Energy Inc.

Business of the Meeting

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2020, together with the notes thereto and the report of the auditor thereon will be placed before the meeting. These audited consolidated financial statements form part of our 2020 Annual Report. Copies of the 2020 Annual Report may be obtained from the Corporate

Secretary upon request and will be available at the meeting. The full text of the 2020 Annual Report is available on Suncor's website at www.suncor.com and has been filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).

Election of Directors

Number of Directors.  Suncor's articles stipulate there shall be not more than fifteen nor fewer than eight directors. The Board is currently composed of ten directors, with nine non-employee directors, including Michael M. Wilson, our Board chair, and one member of management, Mark S. Little, our President and Chief Executive Officer (CEO).

Mel E. Benson will be retiring from the Board this year and will not stand for re-election. Mr. Benson was appointed to the Board in 2000. Suncor has benefited greatly from Mr. Benson's exceptional commitment and sound business judgement. The Board and management would like to thank Mr. Benson for his significant contributions to the company. Mr. Benson's retirement will take effect at the conclusion of the meeting.

In accordance with our by-laws, the Board has determined that eleven directors will be elected at the meeting. Following the meeting, and assuming that all proposed nominees for director are elected as contemplated in this management proxy circular, the Board will be composed of ten non-employee directors and Mark S. Little, Suncor's President and CEO. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of the nominees whose names appear on pages 8 to 13.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors.  The Board has adopted a policy (the Majority Voting Policy) that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. The Majority Voting Policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting. Absent exceptional circumstances, the Board shall accept the resignation which will be effective upon such acceptance. A news release will be issued promptly by Suncor announcing the Board's determination, including, if applicable, the reasons for rejecting the resignation. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the Majority Voting Policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election. A copy of the Majority Voting Policy is available on Suncor's website at www.suncor.com.

Management Proxy Circular 2021  Suncor Energy Inc.  7

The Persons Nominated for Election as Directors Are:

Patricia M. Bedient
67
Sammamish, Washington, USA

 Skills and Experience(1)
Finance, Technology and Innovation, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Capital Markets	Patricia Bedient retired as executive vice president of Weyerhaeuser Company (Weyerhaeuser), one of the world's largest integrated forest products companies, effective July 1, 2016. From 2007 until February 2016, she also served as chief financial officer. Prior to this, she held a variety of leadership roles in finance and strategic planning at Weyerhaeuser after joining the company in 2003. Before joining Weyerhaeuser, she spent 27 years with Arthur Andersen LLP and ultimately served as the managing partner for its Seattle office and partner in charge of the firm's forest products practice. Ms. Bedient serves on the board of directors of Alaska Air Group, Inc. and Park Hotels & Resorts Inc. and also serves on the Overlake Hospital Medical Center board of trustees, the Oregon State University board of trustees, and the University of Washington Foster School of Business advisory board. She achieved national recognition in 2012 when The Wall Street Journal named her one of the Top 25 CFOs in the United States. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975.

Director since February 24, 2016 – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	Alaska Air Group, Inc.

Audit (Chair)	7 of 7	100%	2020	99.85%	Park Hotels & Resorts Inc.

Governance	5 of 5	100%	2019	99.27%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	Nil	54 605	54 605	1 165 817	Board Member Target Met

John D. Gass
68
Palm Coast, Florida, USA

 Skills and Experience(1)
Energy, Operations, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience
John Gass is former vice president, Chevron Corporation, a major integrated oil and gas company, and former president of Chevron Gas and Midstream, positions he held from 2003 until his retirement in 2012. He has extensive international experience, having served in a diverse series of operational positions in the oil and gas industry with increasing responsibility throughout his career. Mr. Gass serves as a director of Southwestern Energy Company. He is also a member of the advisory board for the Vanderbilt Eye Institute. Mr. Gass graduated from Vanderbilt University in Nashville, Tennessee, with a bachelor's degree in civil engineering. He also holds a master's degree in civil engineering from Tulane University in New Orleans, Louisiana. A resident of Florida, he is a member of the American Society of Civil Engineers and the Society of Petroleum Engineers.

Director since February 3, 2014 – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	Southwestern Energy Company

Governance	5 of 5	100%	2020	99.35%

Human Resources and Compensation (Chair)	5 of 5	100%	2019	98.59%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	6 698	67 347	74 045	1 580 861	Board Member Target Met

8  Management Proxy Circular 2021  Suncor Energy Inc.

Russell Girling
58
Calgary, Alberta, Canada

 Skills and Experience(1)
Energy, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets	Russell (Russ) K. Girling was the President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, a North American energy infrastructure company, from 2010 until his retirement on December 31, 2020. Mr. Girling is a director on the board of Nutrien Ltd. Until December 31, 2020 Mr. Girling was a member of the U.S. National Petroleum Council and the U.S. Business Roundtable, and served as a director of the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. Mr. Girling is a graduate of the Institute of Corporate Directors Education Program and holds a Bachelor of Commerce and a Master of Business Administration (Finance) from the University of Calgary.

Director Nominee(6) – Independent

Suncor Board and Board Committees	Meeting Attendance	Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	N/A	Year	Votes in Favour	Nutrien Ltd.

Committees	N/A	2020	N/A
		2019	N/A

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	16 554	N/A	16 554	353 428	December 31, 2026

Jean Paul (JP) Gladu
47
Sand Point First Nation, Ontario, Canada

 Skills and Experience(1)
Energy, Mining CEO Experience, Operations, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management	Jean Paul (JP) Gladu is currently the President of the Alaska – Alberta Railway Development Corporation (A2A Rail), a privately owned corporation headquartered in Calgary, Alberta. He previously served as President and CEO of the Canadian Council for Aboriginal Business (CCAB) for approximately eight years. Mr. Gladu has over 25 years of experience in the natural resource sector including work with Indigenous communities and organizations, environmental non-government organizations, industry and governments from across Canada. Chair of Mikisew Group of Companies, Mr. Gladu also serves on the board of Noront Resources Ltd. He was appointed Chancellor of St. Paul's University College Waterloo in 2017 and served on the board of Ontario Power Generation. Mr. Gladu has a forestry technician diploma, an undergraduate degree in forestry from Northern Arizona University, an Executive MBA from Queens University and the ICD.D from Rotman School of Management at the University of Toronto. Anishinaabe from Thunder Bay, Mr. Gladu is a member of Bingwi Neyaashi Anishinaabek located on the Lake Nipigon, Ontario.

Director since November 17, 2020(6) – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	1 of 1	100%	Year	Votes in Favour	Noront Resources Ltd.

Environment, Health, Safety and Sustainable Development	1 of 1	100%	2020	N/A

Human Resources and Compensation	1 of 1	100%	2019	N/A

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	185	13 692	13 877	296 274	December 31, 2025

Management Proxy Circular 2021  Suncor Energy Inc.  9

Dennis M. Houston 69 Spring, Texas, USA Skills and Experience(1) Energy, Operations, Strategy and Economics, EHS, Social Performance, Governance, Global Experience	Dennis Houston served as executive vice president of ExxonMobil Refining and Supply Company, chairman and president of ExxonMobil Sales & Supply LLC and chairman of Standard Tankers Bahamas Limited until his retirement in 2010. Prior to that, Mr. Houston held a variety of leadership and engineering roles in the midstream and downstream businesses in the ExxonMobil organization. Mr. Houston has approximately 40 years' experience in the oil and gas industry, including over 35 years with ExxonMobil and its related companies. Mr. Houston serves on the board of directors of Argus Media Limited. Mr. Houston holds a bachelor's degree in chemical engineering from the University of Illinois and an honorary doctorate of public administration degree from Massachusetts Maritime Academy. Mr. Houston has served on a variety of advisory councils, including an appointment by President George H.W. Bush to the National Infrastructure Advisory Council, the Chemical Sciences Leadership Council at the University of Illinois and the Advisory Council – Center for Energy, Marine Transportation & Public Policy at Columbia University. Mr. Houston also serves on the Alexander S. Onassis Public Benefit Foundation board, is honorary consul to the Texas Region for the Principality of Liechtenstein and a board member for the American Bureau of Shipping Group of Companies.

Director since January 1, 2018 – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	None

Environment, Health, Safety and Sustainable Development	4 of 4	100%	2020	99.47%

Human Resources and Compensation	5 of 5	100%	2019	99.31%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	15 600	34 875	50 475	1 077 641	Board Member Target Met

Mark S. Little
58
Calgary, Alberta, Canada

 Skills and Experience(1)
Energy, Mining, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, EHS, Social Performance, Governance, Risk Management, Global Experience, Capital Markets	Mark Little is president and chief executive officer of Suncor. He previously served as the company's president and chief operating officer before being appointed to his current position in May 2019. His past roles include serving as president of Suncor's upstream organization with responsibility for all of Suncor's operated and non-operated oil sands, in situ, conventional exploration and production assets worldwide, as well as executive vice president, Oil Sands and senior vice president, International and Offshore. Mr. Little was also senior vice president, Integration, following Suncor's merger with Petro-Canada and senior vice president, Strategic Growth and Energy Trading. In these roles, Mr. Little's accountabilities have spanned from operations in the Wood Buffalo region to operations in offshore East Coast Canada, the North Sea, and international onshore operations in Latin America, North Africa and the Near East, where he oversaw significant improvements in efficiency and performance, as well as portfolio growth. Before joining Suncor, Mr. Little led the development of oil sands projects for a major international energy company. His past experience also includes leadership roles in oil sands production and refining operations, strategic planning, environment, health and safety, and energy trading. Mr. Little has been active in industry and the community, serving as chair of the board of directors of Syncrude Canada and as a member of Energy Safety Canada until 2018. Mr. Little also was chair of the Oil Sands Safety Association prior to its merger into Energy Safety Canada. Having played an integral role in the signing of agreements with the Fort McKay and Mikisew Cree First Nations relating to Suncor's East Tank Farm, he has actively promoted the partnership as a model for future energy development with Indigenous communities. He is a current member of the Canadian Association of Petroleum Producers, where he also serves as a member of the Executive Committee and Oil Sands CEO Council. He has co-chaired the Canadian Council of Aboriginal Business' procurement initiative and is a past board member of Accenture Global Energy. Mr. Little holds degrees in computer science from the University of Calgary, applied petroleum engineering technology from SAIT, is a graduate of the advanced management program at Harvard Business School and holds an honorary degree in Business Administration from SAIT. He was also awarded the Canadian Engineering Leader award from the Schulich School of Engineering at the University of Calgary.

Director since May 2, 2019 – Non-Independent, Management

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	None

			2020	98.97%
			2019	99.09%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target Compliance or
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)(7)	Compliance Date(5) Current Status

EVP Target Met
	80 327	120 283	200 610	4 283 024	CEO Target: December 31, 2024

10  Management Proxy Circular 2021  Suncor Energy Inc.

Brian P. MacDonald
55
Naples, Florida, USA

 Skills and Experience(1)
Energy, CEO Experience, Finance, Operations, Technology and Innovation, Strategy and Economics, EHS, Governance, Risk Management, Global Experience, Capital Markets	Brian MacDonald was the president and chief executive officer of CDK Global, Inc., a leading global provider of integrated information technology and digital marketing solutions to the automotive retail and adjacent industries from 2016 to November 2018. Prior to joining CDK Global, Inc., Mr. MacDonald served as chief executive officer and president of Hertz Equipment Rental Corporation and served as interim chief executive officer of Hertz Corporation. Mr. MacDonald previously served as president and chief executive officer of ETP Holdco Corporation, an entity formed following Energy Transfer Partners' $5.3 billion acquisition of Sunoco Inc., where Mr. MacDonald had served as chairman, president and chief executive officer. He was the chief financial officer at Sunoco Inc. and held senior financial roles at Dell Inc. Prior to Dell Inc., Mr. MacDonald spent more than 13 years in several financial management roles at General Motors Corporation in North America, Asia and Europe. He previously served on the board of directors for Computer Sciences Corporation (now DXC Technology Company), Ally Financial Inc., Sunoco Inc., Sunoco Logistics L.P. and CDK Global, Inc. Mr. MacDonald earned a MBA from McGill University and a bachelor's of science, with a concentration in chemistry, from Mount Allison University.

Director since July 23, 2018 – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	None

Audit	7 of 7	100%	2020	99.86%

Governance	5 of 5	100%	2019	99.80%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	13 000	32 333	45 333	967 860	Board Member Target Met

Maureen McCaw 66 Edmonton, Alberta, Canada Skills and Experience(1) Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance	Maureen McCaw was most recently executive vice president of Leger Marketing, Canada's largest privately held market research firm and formerly president of Criterion Research, a company she founded. Ms. McCaw currently serves as a director of the Francis Winspear Centre for Music and the Edmonton Symphony, the Nature Conservancy of Canada and the Royal Alexandra Hospital Foundation Social Enterprise Company. Ms. McCaw has previously served on a number of boards, including as chair of the CBC Pension Plan board of trustees, the Edmonton International Airport and the Edmonton Chamber of Commerce. Ms. McCaw has also served on the board of directors of the Canadian Broadcasting Corporation. Ms. McCaw holds a bachelor of arts degree in economics from the University of Alberta, completed Columbia Business School's executive program in financial accounting and earned an ICD.D certification from the Institute of Corporate Directors.

Director since April 27, 2004(8) – Independent

Suncor Board and Board Committees(9)	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	None

Audit	7 of 7	100%	2020	97.09%

Environment, Health, Safety and Sustainable Development (Chair)	4 of 4	100%	2019	97.11%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Target(5)

	6 658	120 831	127 489	2 721 890	Board Member Target Met

Management Proxy Circular 2021  Suncor Energy Inc.  11

Lorraine Mitchelmore
58
Calgary, Alberta, Canada

 Skills and Experience(1)
Energy, Mining, CEO Experience, Operations, Technology and Innovation, Public Policy and Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance, Risk Management, Global Experience
Lorraine Mitchelmore has over 30 years' international oil and gas industry experience. She most recently served as president and CEO for Enlighten Innovations Inc., a private equity backed fuel upgrading technology company. Prior to Enlighten Innovations Inc., she held progressively senior roles at Royal Dutch Shell. Ms. Mitchelmore joined Shell in 2002, becoming President and Country Chair of Shell Canada Limited in 2009, in addition to her role as Executive Vice President of Heavy Oil Americas. Prior to joining Shell, she worked with Petro-Canada, Chevron and BHP Petroleum in the upstream business units in a combination of technical, exploration & development, and commercial roles. Ms. Mitchelmore has been a director of the Bank of Montreal since 2015 and has served on the boards of Shell Canada Limited, the Canada Advisory Board at Catalyst, Inc. and Trans Mountain Corporation. Ms. Mitchelmore holds a bachelor's of science (Honours) in geophysics from Memorial University of Newfoundland, master's of science in geophysics from the University of Melbourne, Australia and a MBA with Distinction from Kingston Business School in London, England.

Director since November 6, 2019(6) – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	Bank of Montreal

Audit	7 of 7	100%	2020	99.86%

Environment, Health, Safety and Sustainable Development	4 of 4	100%	2019	N/A

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	1 385	21 734	23 119	493 591	December 31, 2024

Eira M. Thomas
52
Vancouver, British Columbia, Canada

 Skills and Experience(1)
Mining, CEO Experience, Finance, Operations, Technology and Innovation, Public Policy / Government Relations, Strategy and Economics, Human Resources and Compensation, EHS, Social Performance, Governance
Eira Thomas is a Canadian geologist with over 25 years of experience in the Canadian diamond business. She is currently the chief executive officer and a director of Lucara Diamond Corp., a publicly traded diamond producing company. Previous roles include serving as chief executive officer and director of Kaminak Gold Corporation, vice president of Aber Resources, now Dominion Diamond Corp., and as founder and CEO of Stornoway Diamond Corp. Ms. Thomas graduated from the University of Toronto with a bachelor of science degree in geology. Her awards and recognition include: "Canada's Top 40 under 40" by the Caldwell Partners and the Report on Business Magazine; selected as one of "Top 100 Canada's Most Powerful Women"; and one of only four Canadians in 2008 to be named to the "Young Global Leaders", by the World Economic Forum.

Director since April 27, 2006 – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors	10 of 10	100%	Year	Votes in Favour	Lucara Diamond Corp.

Human Resources and Compensation	5 of 5	100%	2020	98.11%

Governance (Chair)	5 of 5	100%	2019	96.78%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	4 000	119 625	123 625	2 639 394	Board Member Target Met

12  Management Proxy Circular 2021  Suncor Energy Inc.

Michael M. Wilson 69 Bragg Creek, Alberta, Canada Skills and Experience(1) CEO Experience, Finance, Operations, Strategy and Economics, Human Resources and Compensation, Governance	Michael Wilson is former president and chief executive officer of Agrium Inc., a retail supplier of agricultural products and services and a wholesale producer and marketer of agricultural nutrients, a position he held from 2003 until his retirement in 2013. Prior thereto, he served as executive vice president and chief operating officer. Mr. Wilson has significant experience in the petrochemical industry, serving as president of Methanex Corporation, and holding various positions with increasing responsibility in North America and Asia with Dow Chemical Company. Mr. Wilson has a bachelor's degree in chemical engineering from the University of Waterloo and currently serves on the boards of Air Canada and Celestica Inc.

Director since February 3, 2014 – Independent

Suncor Board and Board Committees	Meeting Attendance		Annual General Meeting Voting Results		Other Public Company Boards

Board of Directors (Chair)	10 of 10	100%	Year	Votes in Favour	Air Canada

			2020	99.57%	Celestica Inc.
			2019	99.68%

Common Shares and Share Units Held as at December 31, 2020	Common	DSUs(3)	Total Common	Total Value of Common	Share Ownership Target
	Shares(2)		Shares and DSUs	Shares and DSUs ($)(4)	Compliance or Compliance Date(5)

	10 000	102 772	112 772	2 407 682	Board Chair Target Met

(1)
See the Board of Directors Skills Matrix on Page B-3.

(2)
Reflects the number of common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31, 2020. Subsequent to December 31, 2020, Mr. Little acquired 1,103 common shares through Suncor's employee savings plan, and Mr. Girling, a director nominee, acquired an additional 12,500 common shares. As at February 19, 2021, there had been no other changes to the share ownership of the directors from December 31, 2020.

(3)
Reflects deferred share units (DSUs) granted to the directors. DSUs are not voting securities and exclude fractional amounts. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the DSU Plan) and the closed Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada) (the PCCDSU Plan). See "Board of Directors Compensation – Equity Based Compensation" and "Summary of Incentive Plans – Closed Plans".

(4)
Reflects the number of common shares and DSUs held by the director multiplied by the closing price on the Toronto Stock Exchange (the TSX) of a common share on the final trading day of 2020 ($21.35).

(5)
Reflects the compliance status as at December 31, 2020 or, if the total value shown is below the ownership requirement, the deadline for compliance. See "Board of Directors Compensation – Structure – Building Equity Ownership" for non-employee directors and "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" for Mr. Little. Mr. Houston joined the Board on January 1, 2018 and has until December 31, 2023 to attain the required share ownership level. Mr. MacDonald joined the Board on July 23, 2018 and has until December 31, 2023 to attain the required share ownership level. Ms. Mitchelmore joined the Board on November 6, 2019 and has until December 31, 2024 to attain the required share ownership level. Mr. Gladu joined the Board on November 17, 2020 and has until December 31, 2025 to attain the required share ownership level. If elected on May 4, 2021, Mr. Girling will have until December 31, 2026 to attain the required share ownership level.

(6)
Mr. Girling is not currently a director or Suncor. Accordingly, information as to 2019 and 2020 annual general meeting voting results is not applicable to him. Mr. Gladu was appointed to the Board effective November 17, 2020. Accordingly, information as to 2019 and 2020 annual general meeting voting results is not applicable to him. Ms. Mitchelmore was appointed to the Board effective November 6, 2019. Accordingly, information as to 2019 annual general meeting voting results is not applicable to her.

(7)
Mr. Little holds stock options, performance share units and restricted share units that were granted to him in his capacity as an executive officer of Suncor, as set forth in Schedule A. Only common shares and DSUs count towards fulfillment of share ownership guidelines.

(8)
Ms. McCaw served on the Petro-Canada Board of Directors from April 27, 2004 until Petro-Canada's amalgamation with Suncor.

Management Proxy Circular 2021  Suncor Energy Inc.  13

Cease Trade Orders, Bankruptcies, Penalties or Sanctions.  No proposed director is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company (including Suncor) that (a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in that capacity, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

No proposed director is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company (including Suncor) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Gass, a current and proposed director of Suncor, who was a director of Weatherford International plc (Weatherford) when it underwent a financial restructuring under Chapter 11 of the U.S. Bankruptcy Code which was initiated on July 1, 2019. Mr. Gass ceased to be a director of Weatherford on December 13, 2019.

No proposed director has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

Management and the Board propose that KPMG LLP be appointed as Suncor's auditor until the close of the next annual meeting. KPMG LLP have been Suncor's auditors since March 1, 2019. Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP.

Fees paid and payable to KPMG LLP, the corporation's auditor, for the years ended December 31, 2019 and 2020 are detailed below.

($ thousands)	2020	2019

Audit Fees	4 723	4 350

Tax Fees	—	—

Audit-Related Fees	457	410

All Other Fees	—	—

Total	5 180	4 760

The nature of each category of fees is as follows:

Audit Fees.  Audit Fees were for professional services rendered by the auditor for the audit of Suncor's annual financial statements, or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-Related Fees were for professional services rendered by the auditor for the review of quarterly financial statements and for the preparation of reports on specified procedures as they relate to audits of joint arrangements and attestation services not required by statute or regulation.

All Other Fees.  All Other Fees were subscriptions to auditor-provided and supported tools.

All services described beside the captions "Audit Fees", "Audit-Related Fees" and "All Other Fees" were approved by the Audit Committee in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). None of the fees described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Regulation S-X under the Exchange Act. Further details respecting our auditor is provided in our AIF under the heading "Audit Committee Information".

14  Management Proxy Circular 2021  Suncor Energy Inc.

Increase in Common Shares Reserved for Issuance under the Suncor Energy Inc. Stock Option Plan

As part of the merger with Petro-Canada, effective August 1, 2009, Suncor adopted the Suncor Energy Inc. Stock Option Plan (SOP), which provides for the grant of options to purchase Suncor common shares, as well as the grant of Stock Appreciation Rights (SARs). For further details on the SOP, see "Summary of Incentive Plans – Suncor Energy Stock Option Plan".

The purpose of the SOP is to align the interests of the officers, employees and, if designated by the Board, certain other persons providing services on an ongoing basis to Suncor and its subsidiaries with the profitability, growth and future success of Suncor by providing eligible plan participants with the opportunity to acquire an ownership interest in Suncor. Non-employee directors are not eligible for stock option awards or SARs under the SOP. The Board believes that the granting of options is an important part of Suncor's overall compensation program. As a long-term incentive, it also serves to ensure Suncor delivers market competitive compensation to plan participants and supports attracting and retaining talented employees.

The Board of Directors has approved, subject to shareholder approval, an amendment to increase the total number of common shares reserved for issuance under the SOP by 15,000,000.

The purpose of the additional reservation is to ensure that a sufficient number of common shares remain reserved for issuance under the SOP to enable the Corporation to continue its current practice of granting options to eligible plan participants as a component of Suncor's long-term incentive program. The long-term incentive program, consisting of options, performance share units and restricted share units at the executive level and options and restricted share units at the General Manager level, aligns eligible participants' interests with those of shareholders by rewarding them for increases in Suncor's share price and for shareholder returns that exceed those of our peers.

Shareholders are being requested to approve an increase in the number of common shares reserved for issuance under the SOP by 15,000,000. The following table sets forth the number of common shares which are subject to awards granted under the SOP and would be available for future awards under the SOP, both before and after giving effect to the proposed amendment, as of February 19, 2021.

	Common Shares Subject to Outstanding Awards	Common Shares Available for Future Award Grants	Maximum Common Shares Subject to and Available to Award Grants

Currently Approved	39 177 947	8 193 973	47 371 920

Proposed Increase	N/A	15 000 000	15 000 000

Total	39 177 947	23 193 973	62 371 920

Percentage of Outstanding Common Shares	2.6%	1.5%	4.1%

If the proposed increase is not approved, the SOP would have 8,193,973 common shares reserved for future option grants and, once this remaining reserve is used, Suncor would no longer be permitted to grant options under the SOP. This would limit Suncor's ability to continue its current practice of granting options to eligible plan participants as a component of the long-term incentive program and would require Suncor to provide an alternate form of long-term incentive compensation. This additional reservation has been conditionally approved by the TSX and must be approved by a majority of votes cast by shareholders at the meeting. Accordingly, at the meeting, shareholders will be asked to consider and, if deemed fit, to approve, by a simple majority of votes cast at the meeting, the following resolution:

"RESOLVED as an ordinary resolution of Suncor Energy Inc. (the "Corporation") that:

1.
The number of common shares in the capital of the Corporation reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan be and is hereby increased by an additional 15,000,000 common shares.

2.
Any officer or director of the Corporation be and is hereby authorized for and on behalf of the Corporation, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution."

Management Proxy Circular 2021  Suncor Energy Inc.  15

Advisory Vote on Approach to Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions.

We hope you will carefully review the "Letter to Shareholders" beginning on page 23 and our "Compensation Discussion and Analysis" beginning on page 25 before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee (HR&CC) c/o the Corporate Secretary, Suncor Energy Inc., P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our Named Executive Officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the HR&CC.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2021 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities. Since instituting a vote on an advisory resolution on our approach to executive compensation in 2011, Suncor has received strong support from shareholders with an average of 93.66% of votes "for", including 94.64% of the votes cast in favour in 2020.

16  Management Proxy Circular 2021  Suncor Energy Inc.

Board of Directors Compensation

Philosophy and Approach

Philosophy.  Compensation of non-employee directors is intended to:

•
deliver an appropriate level of remuneration to enable Suncor to attract highly qualified individuals with the desired competencies, skills and attributes and the capability to meet the demanding responsibilities of Board members; and

•
provide a significant portion of such remuneration in equity (DSUs) to closely align non-employee directors' interests with shareholder interests.

Approach.  The Governance Committee reviews Board compensation levels periodically to ensure Suncor's approach to Board compensation is competitive at the median of the Suncor Compensation Peers (as defined below) and takes into account governance and best practice trends.

As part of this review, the Governance Committee engages Willis Towers Watson to benchmark compensation for non-employee directors and the Board chair and provide information on Board compensation governance and best practice trends. This information is used by the Governance Committee in determining the compensation components, mix and pay level for non-employee directors, including the Board chair, that is then recommended to the full Board for approval.

The total compensation structure for non-employee directors for 2020 consisted of annual retainers and an annual equity award provided in the form of DSUs. DSUs are notional units that have the same value as our common shares, and therefore have the same upside potential and downside risk. Directors are required to meet robust share ownership guidelines. DSUs, along with Suncor common shares, count towards meeting these guidelines.

Structure

Suncor's North American energy peers, identified on page 33 (the Suncor Compensation Peers), used for benchmarking Suncor's non-employee director and Board chair compensation structure are the same companies used for benchmarking senior executive compensation. Suncor's rank, as compared to the Suncor Compensation Peers, in relation to revenue, assets and enterprise value, is also provided on page 33. The following tables display the compensation structure for 2020 for all non-employee directors.

Compensation Structure Components for Non-Employee Directors (excluding Board chair)	($)

Retainer

Annual Retainer(1)	72 500

Annual Committee Chair Retainer:

Audit Committee	25 000

HR&CC	15 000

EHS&SD Committee and Governance Committee	10 000

Annual Committee Member Retainer:

Audit Committee	7 500

EHS&SD Committee, Governance Committee and HR&CC	5 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU Target Value(4)	217 500

Management Proxy Circular 2021  Suncor Energy Inc.  17

Compensation Structure Components for Board chair(5)	($)

Retainer

Annual Retainer(1)	250 000

Travel within continental North America (Per Round Trip)(2)	1 500

Travel originating from outside continental North America (Per Round Trip)(3)	3 000

Annual Equity

Annual DSU Target Value(4)	280 000

(1)
Annual Retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive his or her retainer in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer fee in DSUs until the share ownership guideline level has been met.

(2)
Provides for travel from residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from residence outside continental North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs credited to each non-employee director's account on each quarterly payment date is equal to one-quarter of the applicable Annual DSU Target Value plus the value of any cash retainers that the non-employee director has elected to defer into DSUs, divided by the market value on the quarterly payment date. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($17.28, $22.96, $16.94 and $21.69, respectively). For Mr. Gladu, the market value for joining award was $18.89.

(5)
No other compensation was payable to the Board chair for 2020.

Looking Ahead to 2021:

At its meeting in November 2020, the Governance Committee recommended changes to the non-employee director compensation structure to simplify it and more closely align it to market practice. The Board approved these recommendations. For 2021, committee member retainers were eliminated with a largely offsetting increase in the total equity and cash retainers from $290,000 to $300,000. There was no change to the total equity and cash retainer for the Board chair at $530,000. Total retainers will be provided 60% in DSUs and 40% in cash. Non-employee directors may still elect to defer 50% or 100% of cash compensation into DSUs. As a result of these changes, total annual Board compensation will increase by $12,500 or 0.4%.

Committee Membership.  The following table sets forth the current committee members, all of whom are non-employee and independent directors.

Committee Members(1)	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC

Patricia M. Bedient	Chair		✓

Mel E. Benson(2)		✓		✓

John D. Gass			✓	Chair

Jean Paul (JP) Gladu(3)		✓		✓

Dennis M. Houston		✓		✓

Brian MacDonald	✓		✓

Maureen McCaw	✓	Chair

Lorraine Mitchelmore	✓	✓

Eira M. Thomas			Chair	✓

(1)
Mr. Girling is not included in this table as he is standing for election at the annual meeting.

(2)
Mr. Benson will be retiring from the Board this year and will not stand for re-election.

(3)
Mr. Gladu was appointed to the Board on November 17, 2020 and was appointed to the EHS&SD Committee and the HR&CC on November 18, 2020.

18  Management Proxy Circular 2021  Suncor Energy Inc.

Building Equity Ownership.  Share ownership guidelines are one way that non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholder interests. For 2020, share ownership guidelines were $1,400,000 for the Board chair and $800,000 for all other non-employee directors. The level of ownership must be attained by each director within five years of when he or she is first elected or appointed or from the date an increase in the share ownership guidelines is approved. Suncor common shares and DSUs count toward the share ownership guideline.

For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2020 and the acquisition cost.

As at December 31, 2020, all non-employee directors, including the Board chair, have met or are on track to meet the share ownership guidelines.

Mr. Little is subject to separate share ownership guidelines; see "Compensation Discussion and Analysis – Our Approach to Executive Compensation – Executive Share Ownership Guidelines" for further information.

Suncor periodically benchmarks its share ownership guideline levels to ensure they are in line with its peers. A comprehensive review of executive and Board share ownership guidelines is planned for 2021 with any changes planned to be effective January 1, 2022.

Total Compensation

Total Compensation Summary.  The following table provides information on the total compensation paid to the non-employee directors for the year ended December 31, 2020.

In Q2 2020 the Board and senior executives reflected on the company's fiscal outlook and the unprecedented economic uncertainty. In response to the COVID-19-related market downturn, the Board elected to reduce second quarter cash and equity retainers by 25%, or $178,125. Certain NEOs also elected to take a voluntary, temporary reduction in salaries in 2020. See "Compensation of the Named Executive Officers".

($)

Name(1)	Total Fees Paid	Share-Based Awards(2)	Total Compensation(3)

Patricia M. Bedient	99 469	203 906	303 375

Mel E. Benson	77 969	203 906	281 875

John D. Gass	89 469	203 906	293 375

Jean Paul (JP) Gladu(4)	17 167	253 768	270 935

Dennis M. Houston	79 469	203 906	283 375

Brian MacDonald	81 969	203 906	285 875

Maureen McCaw	88 469	203 906	292 375

Lorraine Mitchelmore	80 469	203 906	284 375

Eira M. Thomas	85 969	203 906	289 875

Michael M. Wilson	234 375	262 500	496 875

Total	934 794	2 147 516	3 082 310

(1)
Mr. Little, Suncor's President and CEO, did not receive compensation for serving as a member of the Board. Please refer to page 51 for specifics of the compensation provided to Mr. Little for the year ended December 31, 2020.

(2)
Share-based awards consist of DSUs that are awarded in quarterly installments. The number of DSUs credited to each non-employee director's account on each payment date is equal to one-quarter of the applicable Annual DSU Target Value divided by the market value on the quarterly payment date. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($17.28, $22.96, $16.94 and $21.69, respectively). For Mr. Gladu, the value used for the joining award was $18.89. DSUs cannot be redeemed by directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to non-employee directors.

(4)
Mr. Gladu was appointed to the Board on November 17, 2020.

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Fees Paid.  The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2020. Fees are paid quarterly.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Travel Fees	Total Fees Paid(1)	Fees Taken in DSUs	Fees Taken in Cash

Patricia M. Bedient	67 969	5 000	25 000	1 500	99 469	49 734	49 735

Mel E. Benson	67 969	10 000			77 969		77 969

John D. Gass	67 969	5 000	15 000	1 500	89 469	44 734	44 735

Jean Paul (JP) Gladu(2)	12 084	2 083		3 000	17 167	8 583	8 584

Dennis M. Houston	67 969	10 000		1 500	79 469	79 469

Brian MacDonald	67 969	12 500		1 500	81 969	81 969

Maureen McCaw	67 969	7 500	10 000	3 000	88 469	44 234	44 235

Lorraine Mitchelmore	67 969	12 500			80 469	80 469

Eira M. Thomas	67 969	5 000	10 000	3 000	85 969		85 969

Michael M. Wilson	234 375				234 375	234 375

Total	790 211	69 583	60 000	15 000	934 794	623 567	311 227

(1)
Amounts reflect aggregate value of fees paid in cash and/or DSUs. Small differences are due to rounding.

(2)
Mr. Gladu was appointed to the Board on November 17, 2020.

Equity Based Compensation

Annual DSU Grant.  Non-employee directors participate in Suncor's DSU Plan. When redeemed after leaving the Board, each DSU pays the holder the then current cash equivalent of the market price per common share, as calculated in accordance with the DSU Plan.

DSUs are an important component of non-employee director compensation. They provide a stake in Suncor, promote greater alignment between directors and shareholders and are considered to be a preferred form of non-employee director equity compensation under governance best practices.

Under the DSU Plan, each non-employee director receives an annual DSU grant as part of his or her total compensation. The annual grant of DSUs is generally awarded in equal quarterly installments.

For each new non-employee director, the DSU Plan provides for a joining grant of DSUs equal to the annual grant for the year in which he or she is appointed to the Board. New non-employee directors who join the Board and any director who becomes Board chair during the year will receive a pro-rated annual DSU grant based on the date they join the Board or became Board chair, as applicable.

Each non-employee director, other than Mr. Wilson, the Board chair, and Mr. Gladu, who was appointed to the Board on November 17, 2020, received 10,639 DSUs in 2020. Mr. Wilson received 13,697 DSUs, Mr. Gladu received 13,186 DSUs, comprised of a pro-rated annual grant of 1,671 DSUs and a joining grant of 11,515 DSUs. In 2020, non-employee directors, including the Board chair, received an aggregate of 112,000 DSUs.

Fees Paid in DSUs.  Until share ownership guidelines for non-employee directors are met (see page 19 for details), non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased based on the market value on the TSX on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for common shares, an additional number of DSUs, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment based on the

20  Management Proxy Circular 2021  Suncor Energy Inc.

market value, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs.  DSUs may be redeemed when a non-employee director ceases to hold office, on a date elected by that director prior to November 30 of the calendar year following such cessation. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of the DSUs they hold commences on the first day of the calendar year following the year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a common share on the TSX, as per the terms of the DSU Plan.

Stock Options.  In line with governance best practices, stock option grants to non-employee directors were discontinued effective January 1, 2009. There are no remaining stock options awarded prior to 2009.

Director Hedging Prohibition.  Pursuant to Suncor's policies, directors are not permitted to engage in short selling in Suncor common shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor common shares, DSUs or other securities of Suncor held by the director.

Share-Based Awards.  The following table provides information about share-based awards outstanding for our non-employee directors as at December 31, 2020 and provides the value vested in relation to share-based awards held by our non-employee directors during the year ended December 31, 2020.

Name	Value vested during the year(1) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(2) ($)

Patricia M. Bedient	203 906	1 165 817

Mel E. Benson	203 906	2 824 541

John D. Gass	203 906	1 437 858

Jean Paul (JP) Gladu(3)	253 768	292 324

Dennis M. Houston	203 906	744 581

Brian MacDonald	203 906	690 310

Maureen McCaw	203 906	2 579 742

Lorraine Mitchelmore	203 906	464 021

Eira M. Thomas	203 906	2 553 994

Michael M. Wilson	262 500	2 194 182

Total	2 147 516	14 947 370

(1)
Share-based awards consist of DSUs that are awarded in quarterly installments. The number of DSUs credited to each non-employee director's account on each payment date is equal to one-quarter of the applicable Annual DSU Target Value divided by the market value on the quarterly payment date. Grant date fair market value is calculated based on the share price high and low average for the five trading days on the TSX immediately preceding the date of the quarterly award ($17.28, $22.96, $16.94 and $21.69, respectively). For Mr. Gladu, the value used for the joining award was $18.89.

(2)
Consists of fees taken in DSUs and annual awards of DSUs administered quarterly, all issued under the DSU Plan and the closed PCCDSU Plan. DSUs vest immediately upon grant and are the only share-based awards that are granted to non-employee directors. As a result, all share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office. Value is calculated based on the closing price on the TSX of a common share on December 31, 2020 ($21.35).

(3)
Mr. Gladu was appointed to the Board on November 17, 2020.

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Director Value at Risk.  The following table provides the aggregate equity holdings of current non-employee directors for the years ended December 31, 2019 and 2020 as well as the net change during 2020 and the total value at risk as at December 31, 2020.

	December 31, 2019			December 31, 2020			Net Change During 2020

Name	Shares	Share- based awards(1)	Options(2)	Shares	Share- based awards(1)	Options(2)	Shares	Share- based awards(3)	Options(2)	Total value at risk(4) ($)

Patricia M. Bedient	—	38 794	—	—	54 605	—	—	15 811	—	1 165 817

Mel E. Benson	17 548	114 493	—	17 548	132 297	—	—	17 804	—	3 199 191

John D. Gass	6 698	51 049	—	6 698	67 347	—	—	16 298	—	1 580 861

Jean Paul (JP) Gladu(5)	—	—	—	185	13 692	—	185	13 692	—	296 274

Dennis M. Houston	15 600	18 707	—	15 600	34 875	—	—	16 168	—	1 077 641

Brian P. MacDonald	13 000	16 189	—	13 000	32 333	—	—	16 144	—	967 860

Maureen McCaw	6 330	101 479	—	6 658	120 831	—	328	19 352	—	2 721 890

Lorraine Mitchelmore	585	6 284	—	1 385	21 734	—	800	15 450	—	493 591

Eira M. Thomas	4 000	102 551	—	4 000	119 625	—	—	17 074	—	2 639 394

Michael M. Wilson	10 000	72 035	—	10 000	102 772	—	—	30 737	—	2 407 682

(1)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan.

(2)
Suncor discontinued grants of stock options to non-employee directors effective January 1, 2009.

(3)
Consists of DSUs issued under the DSU Plan and DSUs credited in respect of notional dividend reinvestment.

(4)
Value of shares and DSUs is calculated based on the closing price on the TSX of a common share on December 31, 2020 ($21.35).

(5)
Mr. Gladu was appointed to the Board on November 17, 2020.

22  Management Proxy Circular 2021  Suncor Energy Inc.

Executive Compensation

Letter to Shareholders

To Our Fellow Shareholders:

On behalf of the Human Resources and Compensation Committee (HR&CC) and the Board of Directors (Board) of Suncor Energy Inc. (Suncor), we are pleased to share the company's approach to senior executive compensation and how it aligns with company performance.

In the Compensation Discussion and Analysis section that follows, we share detailed information on our pay-for-performance philosophy, compensation programs, governance practices, and compensation for Named Executive Officers (NEOs).

Economic and Social Environment.  2020 presented unprecedented challenges: a sharp COVID-19 related demand decrease, an OPEC+ supply increase, and operating safely during a pandemic. Our purpose and values guided every aspect of our response.

Living Suncor's Purpose.  To provide trusted energy that enhances people's lives, while caring for each other and the earth.

Every aspect of our purpose was tested this year. We thank our employees and service providers who have done commendably in adhering to stringent, ever-evolving safety protocols. Their diligence allowed us to deliver essential services across the energy supply chain throughout the pandemic. Thanks to our people, we remain focused in our efforts to keep our workplaces safe and reduce the chance of workplace transmission.

We supported communities by providing hundreds of thousands of masks, including 90,000 purchased from Indigenous companies and distributed across the Regional Municipality of Wood Buffalo and other vulnerable communities in northern Canada. We provided millions of masks to employees and contractors, then, in the midst of the pandemic, we stepped in to support staff and residents affected by the 100-year flood in Fort McMurray.

Our purpose and the need to address climate change have also guided our commitment to improving our environmental performance. Cogeneration and wind power are cornerstones of our commitment to a 30% reduction in greenhouse gas intensity by 2030. Replacing the coke boiler at Base Plant with cogeneration and building the Forty Mile wind farm were paused during the period of greatest uncertainty but have since been restarted. In our oilsands operations, the volume of fluid tailings treated was more than twice what was produced in 2019, demonstrating the progress we have made and continuing to raise the bar for future efforts.

Financial and Operating Results.  Operating results, particularly in the third quarter, did not reflect our commitment to operational excellence. Consequently, financial results did not meet the expectations of shareholders, the Board and executive leadership. We are redoubling our efforts to address operational performance and fundamentally reduce the cost structure of our business, while delivering value over volume in the short and long term.

In response to the market downturn, we acted quickly, reducing operating expenses and leveraging our integrated model to ensure Suncor remained resilient and positioned for future success. Operating costs were reduced aggressively as demonstrated by achieving a year-over-year reduction in Operating, Selling and General expenses of $1.3 billion. Capital spending was also cut by approximately 33% compared to the original 2020 guidance.

Despite these difficult decisions, we did not lose the focus on transformation, implementing autonomous haul trucks at the Fort Hills mine on an accelerated schedule and rolling out technology to enable productive and safe remote work. As an example, technology allowed nine experts working remotely to support a safety review at the Sarnia refinery while complying with physical distancing guidelines that could have delayed this important work. As a result, Suncor remains on track to quickly increase cash flow coming out of this period while also generating an additional $2 billion in annual free funds flow by 2025.

For most of the year our safety record was excellent – an overall 18% improvement in Recordable Injury Frequency over 2019. This was overshadowed, however, when two contractors were fatally injured at Fort Hills in December and a contractor was fatally injured at Base Plant in January 2021. In response, Suncor directed significant resources to understand the incidents, implement safety stand-downs throughout the entire company, provide support to workers, and reinforce our deep commitment to safety.

Our workforce and their families are able to draw on expanded mental health support that was put in place earlier in 2020.

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Returning Value.  The past year has been difficult for our shareholders and investors across the energy industry. Absolute returns in the industry have been untenable and operational issues have compounded the loss for our shareholders, who we thank for their continued confidence. Never before have both the upstream and downstream components of Suncor's integrated model been strained at the same time. In response, we reduced our dividend by 55%, improved liquidity by issuing $2.6 billion in notes, and paused share buybacks, which will resume on an appropriate scale in 2021.

Aligning with Shareholder Interests.  Our equity-based and performance-contingent incentive programs form the largest components of total direct compensation for our NEOs. This design ensured that executives experienced significant losses alongside shareholders and continue to have a strong financial incentive to deliver exceptional absolute and relative returns in the future. To evaluate the link between pay and relative Total Shareholder Return (TSR), we assess the realizable pay of our CEO relative to Suncor's peers (see page 27). Results confirm that over the past three years the underperformance in our share price is reflected in realizable pay for Suncor's CEO that is below all but three of 15 peers.

Compensation Governance.  Our compensation programs are designed to ensure we attract and retain top executive talent. Senior executive pay levels are benchmarked against a North American peer group of energy companies. Program design and practices are reviewed regularly with the assistance of external consultants to enhance alignment with best practice, company and shareholder interests, and competitive benchmarks.

Responding to the Pandemic.  Several executive compensation actions were taken in response:

•
Reduced salaries for executives and the Board, including a 50% reduction for 6 months for the CEO

•
Full salary freeze for all executives for 2021

•
Met the intent of participating in the Canada Emergency Wage Subsidy, which assisted in keeping our workforce employed while major assets were idled

•
The HR&CC did not adjust performance targets in 2020, and the economic environment and company performance generated significantly reduced Annual Incentive payouts for all executives and employees

Looking Ahead.  We begin 2021 set to deliver strong, sustainable performance focused on operational excellence, deliver incremental cash flow as planned, and further define our role in the energy transition. We are excited to bring all stakeholders along as tangible results continue to underscore the positive future that your Board and executive leadership see.

We welcome shareholder feedback on our business operations, policies, and practices, including executive compensation.

Sincerely,

John D. Gass Chair of the Human Resources and Compensation Committee	Michael M. Wilson Chair of the Board

24  Management Proxy Circular 2021  Suncor Energy Inc.

Compensation Discussion and Analysis

2020 Named Executive Officers

The persons (the Named Executive Officers or NEOs) who are the focus of the Compensation Discussion and Analysis and who appear in the compensation tables are:

MARK S. LITTLE	M.S. LITTLE	PRESIDENT AND CHIEF EXECUTIVE OFFICER

ALISTER COWAN	A. COWAN	CHIEF FINANCIAL OFFICER(1)

MICHAEL R. MACSWEEN	M.R. MACSWEEN	EXECUTIVE VICE PRESIDENT, UPSTREAM

KRISTOPHER P. SMITH	K.P. SMITH	EXECUTIVE VICE PRESIDENT, DOWNSTREAM

STEPHEN D.L. REYNISH	S.D.L. REYNISH	EXECUTIVE VICE PRESIDENT, STRATEGY & OPERATIONS SERVICES(2)

(1)
Effective January 2020, Mr. Cowan's title was amended to Chief Financial Officer from his previous title of Executive Vice President and Chief Financial Officer.
(2)
Mr. Reynish retired from the position of Executive Vice President, Strategy & Operations Services on September 8, 2020. Following his retirement Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement. Please see footnote 10 under the "Termination and Change of Control Benefits" table on page 57, for details of this separate compensation arrangement.

Pay and Performance Overview

Suncor's executive compensation programs are designed to align the interests of our executives with the interests of shareholders, rewarding executives for delivering annual and longer-term results and building sustainable shareholder value.

Our business is linked to the commodity cycle with significant long-term capital investments.

It requires focus on profitable growth, achieved through capital discipline and reliable operations that are conducted in a safe and environmentally and socially responsible way.

The following information provides an overview of some key points regarding pay and performance at Suncor.

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Focusing on Performance.  We look at performance from a number of perspectives with the intention of balancing short-term financial and operational metrics with long-term shareholder value creation:

Financial Results	Value Drivers	Leadership	Shareholder Value

FFO(1) ROCE(1)	Safety Sustainability Base Business Strategic Initiatives	Personal performance, which includes the successful execution of operational and capital plans.
Absolute total shareholder return (TSR), which includes changes in share price and reinvested dividends, plus relative TSR through our performance share unit (PSU) plan (PSU Plan).
Absolute share price appreciation through stock options.
Absolute TSR through our restricted share unit (RSU) plan (RSU Plan).

(1)
FFO and ROCE are non-GAAP measures. See the "Advisories" section.

How Total Direct Compensation (TDC) is Delivered.

Component	Performance Orientation	Time Frame

Salary	Reflects the market competitive value of the role versus peers. Salary increases reflect performance demonstrated on the job.	Annual review with adjustments as appropriate

Annual Incentive	Aligns with financial and operational performance objectives. Reflects a combination of corporate, business unit and personal performance.	Short-term Annual performance

PSUs	Rewards financial performance (ROCE) and relative TSR (share price performance plus dividends relative to performance peers). Fully at-risk with a 0% to 200% of target payout.	Mid-term Three-year rolling performance cycles

RSUs	Rewards absolute TSR (share price performance plus dividends).	Mid-term Vest after three years

Stock Options	Rewards absolute share price performance. Only delivers value if share price appreciates over the grant price.	Long-term Seven-year term Vest over three years

26  Management Proxy Circular 2021  Suncor Energy Inc.

Pay Alignment to Total Shareholder Return.  Suncor has a long-standing pay-for-performance philosophy that is reflected in the design of our programs. A significant portion of the NEOs' total direct compensation is contingent upon Suncor's financial results, operating results and share price performance. The alignment of our pay programs with performance over short- and mid- to long-term periods is regularly reviewed, with the aim of ensuring that our short-term actions lead to long-term increases in shareholder value.

In reviewing alignment of our pay programs with performance we look at two different perspectives: pay opportunity and realizable pay.

Pay Opportunity	Realizable Pay

Static numbers reported in the Summary Compensation Table for total direct compensation in 2018 and 2019 and estimated pay for 2020.
It does not reflect the impact of share price or achievement of performance goals on the ultimate value received through equity awards.	Dynamic numbers that capture total direct compensation reflecting the value of outstanding equity awards as at December 31, 2020.
The values ultimately received could be lower or higher than those in the Summary Compensation Table depending on future performance.

The following charts demonstrate the alignment between Suncor's CEO(1) pay and TSR over the past three years for pay opportunity and realizable pay relative to the chief executive officers of the Suncor Compensation Peers.

Over the three-year period, the pay opportunity for Suncor's CEO was below median (40th percentile) and TSR was slightly below median (47th percentile). Realizable pay was in the bottom quartile (20th percentile), positioning Suncor's CEO below the zone of reasonable alignment. This demonstrates the effectiveness of the pay for performance design of Suncor's executive compensation programs. The pay opportunity is near the median as intended; realizable pay is below all but three of 15 peers in response to shareholder returns that are slightly below median.

Pay Opportunity(2)	Realizable Pay(3)

(1)
Pay for Steve Williams, Suncor's previous CEO, was used for 2018 and pay for Mr. Little was used for 2019 and 2020.
(2)
Data used for the Pay Opportunity chart for the Suncor Compensation Peers is based on information extracted from 2018-2020 public disclosure filings. For Suncor Compensation Peers, 2018 and 2019 amounts are actuals. The 2020 pay opportunity amounts reflect actual 2020 salaries where disclosed as compiled by Willis Towers Watson (otherwise salaries are at 2019 amounts aged by 2.4% to 2020 levels); 2020 bonuses are estimated at 70% of target award; and 2020 equity awards are actual amounts from public disclosure for 13 of the Suncor Compensation Peers, and for the remaining two, where actual 2020 equity award data was not available, an estimate was used based on past equity awards.
(3)
Data used for the Realizable Pay chart for the Suncor Compensation Peers is the same as for Pay Opportunity for base salaries and bonuses; the equity award amounts are based on the equity award data used in the Pay Opportunity analysis with the values for the options equal to the "in-the-money" value based on the December 31, 2020 share price for each Suncor Compensation Peer. PSU amounts assume target payouts and a December 31, 2020 share price for each Suncor Compensation Peer.
(4)
TSR ranking based on three-year TSR.

CEO Pay Multiple of Median Peer Group Pay.  We also look at the pay opportunity for the CEO as a multiple of the median pay opportunity of the Suncor Compensation Peers. The 2020 pay for the CEO compared to the pay opportunity for the Suncor Compensation Peers based on current data is at a multiple of 0.84 times the median.

Management Proxy Circular 2021  Suncor Energy Inc.  27

CEO Pay at a Glance.  As displayed in the corresponding chart, Mr. Little's actual 2020 total direct compensation, as indicated in the Summary Compensation Table, is within 1% of Suncor's total direct compensation structure for the CEO role. The 2020 annual review of the structure, which is targeted at the median of the Suncor Compensation Peers, determined that it was below median. A decision to make changes, if any, was deferred until after the 2021 review.

The 2020 actual compensation level reflects Mr. Little's ongoing leadership and personal performance in his first full year as President & CEO. For more information on Mr. Little's performance and compensation in 2020, see pages 41 to 42.

Pay Programs Are Supported By Key Governance Practices.  Suncor has implemented and maintains a number of key executive compensation governance practices that we believe are consistent with best practices, support our business objectives and align with shareholder interests.

Key Practices

✓	Our HR&CC is comprised entirely of independent directors

✓	The HR&CC engages an independent executive compensation advisor that does not provide other services to Suncor

✓	Maintain minimum share ownership guidelines including 6 times salary for the President and CEO and 3 times salary for the Chief Financial Officer and Executive Vice Presidents

✓	Have a claw back policy

✓	Conduct a compensation program risk assessment annually

✓	Benchmark senior executive target pay against a relevant North American industry peer group

✓	Have a post-retirement share ownership hold period for the CEO

✓	Provide at least 50% of mid- to long-term incentive compensation through PSUs, which are fully at-risk

✓	Have no termination payments in excess of 2 times cash pay

✓	Have double trigger change of control provisions for equity awards

✓	Have vesting requirements and service and earnings caps on the Suncor Energy Supplemental Executive Retirement Plan (SERP)

✓	Have significant performance contingent pay for the CEO with over 85% of pay at risk

✓	Have a robust target setting process

✓	Annual incentive plan (AIP) and PSU Plan include threshold performance levels and payout caps

✓	Have an AIP deferral program that allows executives to take a portion or all of their annual incentive payment in DSUs

✓	No option re-pricing

✓	No loans are provided to executives

✓	Prohibit hedging of common shares and other Suncor securities held by an executive

✓	No excessive perquisites are provided

28  Management Proxy Circular 2021  Suncor Energy Inc.

Compensation Governance

Board of Directors.  The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees, including the HR&CC. Further details relating to Board committees can be found in Schedule B.

Human Resources & Compensation Committee.  Central to the role of the HR&CC is aligning executive compensation with the delivery of shareholder value. The role and operation of the HR&CC under its mandate includes assisting the Board annually in the areas of executive compensation, succession planning, incentive compensation plans and compensation governance. Key objectives in these areas include:

•
reviewing and approving the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that they are supported by an appropriate executive compensation philosophy and programs;

•
evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of that performance;

•
reviewing the CEO's evaluation of the other senior executives' performance;

•
approving total compensation of senior executives other than the CEO;

•
reviewing the succession planning process and results for senior executive roles;

•
reviewing NEO and other senior executive termination agreements and NEO termination obligations in relation to market practices and trends;

•
reviewing compensation programs using a risk assessment framework to help ensure Suncor's compensation programs and practices do not encourage the taking of excessive or inappropriate risks;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees generally, with consideration of accounting, tax, design, legal, regulatory and governance environment, risk implications and the pay-for-performance relationship for variable pay;

•
reviewing plans and processes for promoting inclusion, diversity and pay equity; and

•
reviewing and recommending executive compensation disclosure to the Board for approval before Suncor publicly discloses this information.

The HR&CC fulfilled its mandate, as summarized in this section, in 2020.

All HR&CC members are independent directors. The HR&CC is currently comprised of the following members: John D. Gass (chair), Mel E. Benson, Jean Paul (JP) Gladu, Dennis M. Houston and Eira M. Thomas.

The HR&CC members have experience in leadership roles involving environment, health and safety and social performance, strong knowledge of the energy industry (four of five with an energy industry background), a mix of functional experience and competency, and tenure as directors of various public companies. This background provides the HR&CC with the collective experience, skills and qualities to effectively support the Board in carrying out its mandate. Further information on HR&CC member experience and skills is provided in the inventory of Board member capabilities and competencies on page B-3 of Schedule B.

Executive Compensation Consultants.  Willis Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas, including pensions. Willis Towers Watson has protocols in place to ensure that they are in a position to provide independent advice. Willis Towers Watson was originally retained in February 2006.

Meridian Compensation Partners (Meridian) is directly retained by the HR&CC as its independent advisor. Meridian was originally retained by the HR&CC in February 2010.

Willis Towers Watson provides the HR&CC consulting support and information in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives and the Board;

•
periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
custom survey work benchmarking Suncor compensation in the marketplace; and

•
support in conducting an annual risk assessment of Suncor's compensation policies and programs.

Meridian's role is to review and provide advice to the HR&CC on analysis and recommendations put forward by management and Willis Towers Watson. As the HR&CC's independent advisor, Meridian:

•
provides executive compensation advice and perspective to the HR&CC;

•
provides periodic updates on best practices, trends and emerging regulatory or governance matters related to executive compensation;

•
validates or challenges proposals, recommendations and the decision process followed; and

•
helps develop proposals and information for the HR&CC as requested.

Management Proxy Circular 2021  Suncor Energy Inc.  29

The decisions made by the HR&CC may reflect factors and considerations other than as provided or recommended by our executive compensation consultants. During 2020, Willis Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Executive Compensation-Related Fees

Executive compensation-related fees paid by Suncor in 2020 and 2019 to Willis Towers Watson and Meridian are displayed in the following table.

Executive Compensation Consultant	Fees Paid related to 2020 ($)	Fees Paid related to 2019 ($)

Willis Towers Watson	331 645	225 160

Meridian	75 668	36 421

All Other Fees

Willis Towers Watson's Human Capital and Benefits practice also assisted in certain matters related to pension and benefits, including, but not limited to, actuarial and accounting services. Total fees payable to Willis Towers Watson for the foregoing services were $2,158,779 in 2020 and $1,972,077 in 2019. In addition, Willis Towers Watson provides broking and corporate risk services, as well as other general management consulting services, which are separate and distinct from the Willis Towers Watson Human Capital and Benefits consulting. Total fees payable to Willis Towers Watson for these services were $969,204 in 2020 and $1,030,440 in 2019. As the HR&CC's independent advisor, Meridian does not act on other matters for Suncor. As such, other than the fees disclosed above, no other fees were paid by Suncor to Meridian in 2020 and 2019.

The HR&CC pre-approves all material executive compensation-related fees paid to Willis Towers Watson and Meridian. The HR&CC does not pre-approve services provided by Willis Towers Watson that do not relate to executive compensation-related services.

Managing Compensation Risk.  Suncor's executive compensation policies and programs are designed to create appropriate incentives to increase long-term shareholder value. While the energy business by its nature requires some level of risk taking to achieve returns in line with shareholder expectations, Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limit excessive risk. Key oversight procedures and risk mitigating features to support managing compensation risk are outlined below.

30  Management Proxy Circular 2021  Suncor Energy Inc.

Oversight Procedures

•     Suncor's strategic plan, as reviewed by the Board, balances investment risk and reward, and assesses company and industry risks in advance to support planning, risk management and decision making.

•     Suncor uses tools including an Enterprise Risk Management System, Operational Excellence Management System and Trading Risk Management Policy to identify and manage risk.

• In the normal course of business, Suncor has financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestiture decisions and marketing and trading transactions. These financial controls mitigate inappropriate risk taking.	• The HR&CC uses a compensation program risk assessment framework in assessing Suncor's compensation policies and programs to determine whether any components could encourage unacceptable or excessive risk taking.

•     The elements of the compensation risk assessment framework are categorized in four areas: pay philosophy and compensation structure, plan designs, performance metrics, and governance.

• The HR&CC reviews the results of the compensation program risk assessment annually to take into account and consider any significant shifts in Suncor's business strategies or compensation policies and programs. From its review in 2020 the HR&CC concluded that Suncor's compensation policies and programs do not encourage excessive risk taking that could be expected to have a material adverse impact on Suncor.

Key Risk Mitigating Features

Plan and Program Design

•     Total direct compensation for executives provides a balance between base salary and variable performance contingent compensation. For our NEOs, emphasis is not focused on one compensation component, but is spread across annual, mid- and long-term programs to support and balance sustained short-term performance and long-term profitability.

•     For our NEOs, typically 80% or more of their target total direct compensation is variable based on company, business unit and personal performance and the remaining 20% or less is base salary. Of the 80% or more of variable compensation, approximately 80% or more is mid- and long-term focused and approximately 20% or less is short-term focused. The strong weighting towards mid- to long-term compensation mitigates the risk of undue emphasis on short-term goals at the expense of long-term sustainable performance.

•     Annual grants of stock options vest over three years and have a seven-year term, reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•     Our mid-term PSU Plan rewards relative TSR performance over three years versus our PSU peer group of companies, as described on page 59. The PSU plan also measures ROCE performance beginning with 2019 awards. Annual awards and overlapping three-year performance periods deter short-term focused decision making and require sustained performance to achieve a payout.

• For PSU grants, there is no payout if relative TSR performance is in the bottom grouping of companies, a payout cap of 200% of target when relative TSR performance is in the top company grouping of the peer group and a sliding scale of payout levels based on each company grouping in between. ROCE similarly has pre-determined performance levels associated with the same range of no payout up to a maximum of 200%.	• RSUs were introduced as part of executive compensation beginning with 2020 awards, partially replacing stock options. The value of RSUs is directly connected to TSR, further aligning the interests of executives with those of shareholders, and the value of RSUs provides more stable retention value than options or PSUs.

•     The AIP for all salaried employees is inherently designed to limit risk. Short-term incentive pay is earned based on achievement against a balanced and diversified mix of performance measures. The measures include both financial and operating performance targets. This balanced approach discourages focus on a single measure at the expense of other key factors (e.g., profitable growth at the expense of safety). This design is intended to diversify the risk under any one performance area.

•     AIP targets, results and payouts are stress tested and reviewed by the HR&CC.

•     The funds to provide for annual cash payouts under the AIP are determined based on key corporate measures and a scorecard for each business unit with consistent measurement across areas critical to Suncor's success.

•     A performance threshold for payouts under the AIP is established each year. For 2020, the threshold was based on achievement of a minimum FFO level requirement.

• Under the DSU Plan, executives may elect annually to allocate 25% to 100% of their AIP payment to DSUs. This feature in the DSU Plan is used by executives to assist in meeting share ownership requirements and defers annual incentive compensation, further encouraging a focus on long-term performance. Matching funds are not provided by Suncor.

Policies and Guidelines

•     Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and business scope approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

•     Suncor executives must achieve and maintain specific share ownership levels based on a multiple of their annual salary. A substantial share ownership level assists in aligning executive interests with those of shareholders. The share ownership guidelines for NEOs are found on page 34.

• The CEO must maintain his share ownership requirement level through the first year following retirement.	• The HR&CC and the Board provide strong oversight of the management of Suncor's compensation programs. The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events and has used this discretion to reduce or increase payouts under certain programs in the past.

•     Claw back policy allows the Board to seek reimbursement of incentive compensation under certain situations involving a material restatement of all or a portion of the corporation's financial statements and for misconduct.

• Executives are not permitted to hedge Suncor shares or equity awards and may not engage in short selling in Suncor shares or purchasing financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor's common shares or other Suncor securities held by an executive.

Management Proxy Circular 2021  Suncor Energy Inc.  31

Conclusion

Given the oversight procedures and the key risk mitigation features of Suncor's compensation policies and programs described above, the HR&CC does not believe that there are any identified risks arising from the corporation's compensation policies and practices that are reasonably likely to have a material adverse impact on the corporation.

Our Approach to Executive Compensation

Pay-for-Performance Philosophy.  Suncor maintains a strong pay-for-performance philosophy that is demonstrated by the mix of compensation provided to executives and the way we measure success. Compensation plans and practices are tied closely to our strategy, performance, talent and risk management business objectives.

A significant portion of the total direct compensation of our senior executives is provided in variable performance-contingent pay designed to reward superior business performance and increasing shareholder returns. This approach reinforces our pay philosophy and ensures alignment with shareholder interests. Incentive-based pay is designed to reward successful short-, medium- and long-term performance in key areas. These areas include safety, sustainability, base business, strategic initiatives, FFO, ROCE, relative share price performance, absolute share price performance and leveraging our integrated strategy, all of which enable results that are important to our shareholders.

Achieving the Right Balance.  To deliver sustained and profitable long-term performance, it is essential that Suncor attracts, engages and retains talented, capable executives who can execute on current priorities and help position Suncor over the long-term for sustained success. To do this, programs are designed to provide an attractive and competitive total compensation opportunity. Suncor believes it provides the right balance in its overall rewards program to achieve this through "total direct compensation", consisting of salary, annual incentive, mid- and long-term equity-based incentives, and "indirect compensation", consisting of benefits and retirement-related programs. These programs are complemented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace.  Our senior executives are responsible for managing a large, global enterprise with multiple operating units and significant capital expenditures.

As the largest integrated energy company in Canada and fourth largest in North America by enterprise value at December 31, 2020, size and business scope are key criteria in defining the marketplace and peer companies used to establish competitive compensation levels for our senior executives. This means we must look beyond Canadian energy companies and include U.S. energy companies in our peer group to capture a sufficient number of companies of comparable size and complexity to comprise a meaningful peer group.

The peer group used to benchmark compensation levels for Suncor's senior executives in 2020, including the NEOs identified on page 25, is approved by the HR&CC. The peer group and selection criteria are regularly reviewed by the HR&CC and include energy sector-specific companies, financial and operational comparability, nature and scope of operations and represent a primary market for executive talent.

Our peer group for 2020 is comprised of the 15 North American-based energy companies listed below and provides a robust sample to ensure that compensation changes made by a single company do not unduly influence benchmark data.

In Canada, we include pipeline companies, since there are fewer comparable large upstream and integrated energy companies and because pipeline companies form part of our competitive labour market. In the U.S., where there are many more large upstream and integrated companies, we limit the peer companies to comparable upstream and integrated energy companies.

32  Management Proxy Circular 2021  Suncor Energy Inc.

For our NEOs and other senior executives, Suncor's 2020 total direct compensation structure is targeted at the median of the Suncor Compensation Peers, which are identified below. The same peer group is used to benchmark director compensation.

Canada	U.S.
Canadian Natural Resources Limited (CNQ)	Apache Corporation (APA)
Cenovus Energy Inc. (CVE)	Chevron Corporation (CVX)
Enbridge Inc. (ENB)	ConocoPhillips (COP)
Husky Energy Inc. (HSE)(1)	Devon Energy Corporation (DVN)
Imperial Oil Limited (IMO)	EOG Resources Inc. (EOG)
TC Energy Corporation (TRP)	Hess Corporation (HES)
Marathon Oil Corporation (MRO)
Occidental Petroleum Corporation (OXY)
Ovintiv Inc. (OVV)(2)
(1)
Husky Energy Inc. (Husky) was included when compensation levels for Suncor's senior executives were benchmarked in 2020. Husky was subsequently acquired by Cenovus Energy Inc. and will not be included in future reviews.
(2)
Ovintiv Inc. was Canadian-domiciled Encana Corporation until it completed a reorganization in early 2020 under which it changed its corporate domicile to the United States and rebranded under the name Ovintiv Inc.

Similar peer groups of companies are used in determining the relative TSR performance for our PSU grants as described on page 59. Differences from the Suncor Compensation Peers reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

Suncor ranks as one of the larger companies, as compared to the Suncor Compensation Peers, in relation to revenues, assets and enterprise value.

The chart below shows Suncor's ranking as compared to the Suncor Compensation Peers.

(1)
Percentile rank for Revenue and Assets is based on information reported for the nine months ended September 30, 2020 and as at September 30, 2020, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2020.

(2)
Percentile rank for Enterprise Value is based on information reported as of December 31, 2020. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2020.

Management Proxy Circular 2021  Suncor Energy Inc.  33

Executive Share Ownership Guidelines.  Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce this is by requiring executives to own Suncor common shares or share equivalents equal to a multiple of their annual base salary.

The share ownership guidelines for our executives are reviewed periodically to ensure they continue to be market competitive and consistent with good governance practice. These guidelines demonstrate alignment of executives' interests with those of Suncor's shareholders and are supported by market data.

2020 and 2021 Guidelines.  The share ownership guideline level must be achieved by the end of the fifth year after appointment to an executive position or promotion to a more senior executive position. On promotion to a more senior executive position, the prior guideline level must be maintained at the new base salary level.

Only Suncor common shares and DSUs count toward fulfillment of the guidelines; PSUs, RSUs and stock options do not. Where share ownership guidelines have not been met within the prescribed period, executives must use the cash payout from their annual incentive award, a current vested PSU grant payout, or other cash resources to immediately satisfy any shortfall to the current share ownership guideline for their level. For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on the TSX on December 31, 2020 and the acquisition cost.

Guidelines for the NEOs were not changed for 2021. A comprehensive review of executive and Board share ownership guidelines is planned for 2021 with any changes planned to be effective January 1, 2022.

The following table sets forth the compliance of each NEO with the share ownership guidelines as a multiple of annual salary as at December 31, 2020. All NEOs are in compliance with their current share ownership guideline.

	Executive Share Ownership Guideline	Compliance Date for achieving	Current	Holdings(2) Holding			Multiple of Annual Salary held in Shares
NEO	Level	Guideline Level	Requirement (1)	Shares	DSUs	Value ($)(3)	Compliance	and DSUs(3)

M.S. LITTLE (4)	6 ×	December 31, 2024	3 ×	80 327	120 283	4 283 024	✓	3.5 x

A. COWAN	3 ×	December 31, 2019	3 ×	57 973	52 439	2 357 296	✓	3.6 x

M.R. MACSWEEN	3 ×	December 31, 2017	3 ×	55 011	85 812	3 006 571	✓	4.8 x

K.P. SMITH	3 ×	December 31, 2018	3 ×	47 261	22 875	1 497 404	✓(5)	2.4 x

S.D.L. REYNISH(6)	3 ×	December 31, 2017	3 ×	19 654	91 701	2 377 429	✓	3.8 x

(1)
The guideline level column reflects the requirement for each NEO's current role. The current requirement column reflects the share ownership level that must be maintained as of December 31, 2020. Mr. Little has been subject to a guideline of 3x salary since December 31, 2016 as a result of his previous promotion to the Executive Vice President level.

(2)
The holdings shown in the foregoing table for common shares and DSUs are rounded for display purposes.

(3)
The holding value and multiple of salary shown are based on the closing price of a common share on the TSX as at December 31, 2020 ($21.35).

(4)
Mr. Little's share ownership guideline level will increase to 4x annual salary with a compliance date of January 1, 2022 as a result of his previous appointment to the position of President, Upstream and to 6x annual salary with a compliance date of December 31, 2024 as a result of his appointment to the position of President & Chief Executive Officer.

(5)
For the purpose of determining compliance with share ownership guidelines, shares and DSUs are valued at the higher of the closing price on December 31, 2020 and the acquisition cost.

(6)
Following Mr. Reynish's retirement as Executive Vice President, Strategy & Operations Services on September 8, 2020, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement. His information in this table is as of September 8, 2020, the date that he was last subject to ownership requirements.

CEO Hold Requirement.  The CEO must maintain his share ownership level for one year following his retirement, which aligns with current good governance practices and shareholder interests.

Total Direct Compensation Components.  Total direct compensation made up of base salary, an annual incentive and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders.

Incentive or variable performance contingent compensation represents a significant portion of total direct compensation for senior executives. The percentage of variable performance contingent total direct compensation increases with greater levels of responsibility. The elements of total direct compensation, as well as other compensation and benefit related elements, are outlined below.

34  Management Proxy Circular 2021  Suncor Energy Inc.

  (1)
  For the leader of a business unit, the 50% Business Unit component is based on 30% of the leader's business unit performance and 70% of the weighted average performance of all five business units of Suncor. This reinforces alignment to Suncor's integrated strategy and reflects the important role collaboration plays in delivering sustained company performance. For the CEO and executives in corporate functions, the 50% is based on the weighted average performance of all five business units of Suncor. 2020 business units for the purpose of AIP are as follows: Oil Sands Base Plant, In Situ, Exploration & Production (E&P), Downstream, and Fort Hills.

Management Proxy Circular 2021  Suncor Energy Inc.  35

Key LTI Plan Terms.  Suncor's business involves strategic investments over long periods of time. With stock options, PSUs and RSUs as key elements of long-term incentive (LTI) compensation, the compensation of the NEOs is aligned with the economic interests of our shareholders over a medium- and long-term horizon and is significantly leveraged to Suncor's share price performance from an ultimate compensation standpoint. Under this approach to executive compensation, our NEOs are rewarded based on a balance between relative TSR performance (PSUs) and absolute share price performance (RSUs and stock options). The following table provides the key LTI plan features for equity awards provided to the NEOs and other executives as part of their competitive compensation in 2020.

	Performance Share Units (PSUs)	Restricted Share Units (RSUs)	Stock Options

Term	Three years	Three years	Seven years

Description	Share units with a value that mirrors common shares and a performance condition that determines the vesting level (between 0% and 200% of grant)	Share units with a value that mirrors common shares	Options to acquire common shares

Frequency	Granted annually	Granted annually	Granted annually

Performance Condition	TSR performance relative to peers, weighted 70% for the 2019 and 2020 awards and 100% for 2018 awards	n/a	Value is only realized when the common share price exceeds the exercise price
ROCE performance against budget, weighted 30% for the 2019 and 2020 awards

Vesting	After a three-year performance period Vesting level is subject to performance condition achievement and HR&CC approval	After a three-year performance period	1/3 vest each year starting on January 1 of the year following the annual grant and are based on the share price determined at the time of grant

Payout	Paid out in cash following the end of the three-year performance period based on units held, vesting level and market value of a common share	Paid out in cash following the end of the three-year vesting period based on units held and market value of a common share	On exercise, acquire common shares at the price determined at the time of grant

Employment Termination(1)
Resignation – share units are cancelled
Involuntary Termination – share units are cancelled
	Retirement – share units are held to end of the performance period and paid out based on vesting level and market value	Resignation – share units are cancelled Involuntary Termination – share units are cancelled Retirement – share units are held to end of the vesting period and paid out market value
Resignation – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Involuntary Termination – unvested options are cancelled; vested options may be exercised for up to the earlier of three months or expiry
Retirement – unvested options vest immediately and all options held may be exercised up to the earlier of three years or expiry

(1)
For NEOs, certain terms and conditions may vary per their employment termination agreement.

Executive Hedging Prohibition.  Pursuant to Suncor's policies, executives are not permitted to engage in short selling in shares or to purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of Suncor's common shares or other Suncor securities held by an executive.

36  Management Proxy Circular 2021  Suncor Energy Inc.

Compensation of the Named Executive Officers

Compensation Decision- Making.  The compensation of the CEO and the other NEOs is determined through a structured annual process followed by the HR&CC to ensure it aligns with shareholder interests, rewards executives for performance achieved and enables Suncor to attract and retain talented executives.

The steps below illustrate the performance and compensation planning process which also includes consideration of market information, governance practices, trends and advice from our executive compensation consultants.

Step 1:   Review pay philosophy, peer group and program design. Benchmark compensation levels and assess trends. Determine pay mix, pay at risk and establish the compensation structure for the upcoming year.

Step 2:   Review and approve corporate and business unit goals and metrics and CEO personal goals. Review and approve annual and longer-term compensation program results. Review disclosure of prior year compensation decisions and program results.

Step 3:   Monitor company progress and evaluate in-year performance under compensation programs.

Step 4:   Evaluate company and CEO performance and determine compensation that will be recommended to the Board. Review and approve compensation for other senior executives.

2020 Total Direct Compensation.  The 2020 base salary, annual incentive and long-term incentive awards for each NEO are covered in the tables that follow in this section. Information on Suncor's AIP and performance in 2020 is provided on pages 37 to 39. Details on each NEO's performance, and their total direct compensation for 2018 to 2020 are provided on pages 41 to 46.

Base Salary.  Prior to the onset of the COVID-19 pandemic in 2020, NEO base salaries were increased by the percentages displayed in the following table. The increases reflect their demonstrated capabilities and ensure that their base salaries are competitive with the market for their positions. Increases were determined in February and effective March 1, 2020.

In Q2 2020 the Board and senior executives reflected on the company's fiscal outlook and unprecedented economic uncertainty. In response to the COVID-19 related market downturn certain of the NEOs voluntarily reduced their salary for 6 months by 50% in the case of Mr. Little (totaling $285,000) and 25% in the case of Messrs. Cowan, MacSween, and Smith (totaling $221,538).

	Base Salary 2020 ($)	Increase from 2019 (%)	Base Salary 2019 ($)

M.S. LITTLE	1 235 000	2.9	1 200 000

A. COWAN	660 000	1.5	650 000

M.R. MACSWEEN	630 000	2.4	615 000

K.P. SMITH	630 000	2.4	615 000

S.D.L. REYNISH	625 000	1.6	615 000

Annual Incentive Plan (AIP).  Suncor's AIP rewards our NEOs and other participants based on performance achieved versus the measures and targets approved for the corporate and business unit components and the annual goals approved for the individual components.

The chart below displays the weight for each of the AIP performance components and provides a further breakdown of the business unit component of AIP showing the weight for each value driver. Awards under the AIP are determined based on the weighted performance of the components.

In addition to performance measures for Safety and Sustainability, many of the initiatives within the Strategic Initiatives component are expected to improve Suncor's safety and environmental and social performance. Collectively, these measures and initiatives represent approximately 40% of the business unit component of AIP.

Management Proxy Circular 2021  Suncor Energy Inc.  37

The AIP calculation and targets for the 2020 performance period are as follows:

Corporate component:  The 30% corporate component measures FFO, which Suncor believes is a key indicator of the corporation's financial strength and profitability.

Target performance for the corporate component of the AIP represents a level of FFO that is determined based on key influencers such as production guidance, capital and operating costs, and the budgeted price for Brent crude, among others. For 2020, a threshold for determining if any payment is made under the AIP was based on a minimum FFO requirement.

Adjusted FFO(1) achieved was above the $3.8 billion threshold for any AIP payment, but below $7.6 billion, resulting in a corporate score of zero and a 50% reduction in the payouts from the business unit and individual components.

(1)
FFO is a non-GAAP measure. See the "Advisories" section. FFO was adjusted to exclude the Canada Emergency Wage Subsidy (CEWS), the transportation provision related to Keystone XL, and certain unanticipated costs related to responding to the COVID-19 pandemic.

Business unit component:  The 50% business unit component consists of five business unit scorecards, each following standard performance measures across the four value driver areas – base business, safety, strategic initiatives and sustainability. Five objective measures are common to all business unit scorecards: recordable injury frequency, losses of primary containment, environmental regulatory incidents, controllable costs and production or utilization. The overall score for the weighted average business unit component of the AIP for NEOs is determined on the combination of performance of each business unit and the weighting assigned to each.

Throughout 2020, the business unit scorecards were regularly reviewed, but were not adjusted to reflect changes in priorities as a result of the COVID-19 pandemic and decline in oil price and fuel demand. The HR&CC completed a holistic review of performance at the end of the year and agreed with the calculated overall outcome, making minor adjustments that increased awards by approximately 5% (or a total of $3M) in order to recognize aspects of the company's performance that were not captured in the business unit scorecards. Due to the unprecedented circumstances of 2020, the HR&CC approved the use of a single business unit score and weighted average of business units, with the exception of Fort Hills and In Situ, which received a lower score based on safety performance.

The business unit results reflect overall 2020 performance that is slightly below target, as summarized below.

(1)
The 2020 business unit weights are as follows: 35% for Oil Sands Base Plant, 30% for Downstream, 15% for Fort Hills, and 10% for each of In Situ and E&P. These weightings are informed by the relative size of each business unit on measures including capital employed and cash flow provided by operating activities.

(2)
The performance area scores for the business unit component of the AIP reflect the aggregate scores achieved across all of the business units. Performance for individual business units will vary from aggregate scores.

(3)
Scores for Recordable Injury Frequency in the Fort Hills and In Situ business units were reduced to zero in response to the two contractor fatalities at Fort Hills in late December 2020 and the contractor fatality at Base Plant in early January 2021. The second incident occurred at Base Plant during work for the In Situ business unit. Additional reductions were made to 2020 AIP payouts for the CEO and Executive Vice President, Upstream.

38  Management Proxy Circular 2021  Suncor Energy Inc.

Governance of the AIP is comprehensive. Reviews of performance measures, weightings, targets and results are carried out at the business unit, corporate and HR&CC level.

Individual component:  Information on the performance of the NEOs under the 20% individual component can be found beginning on page 41 and information on the calculation of their 2020 AIP awards can be found below.

2020 AIP Awards.  The table below displays the calculation of the AIP award for each NEO based on the three AIP components and the final award amounts approved for 2020 performance. The AIP award for Mr. Little was recommended by the HR&CC and approved by the Board. The AIP awards for the other NEOs were determined by the HR&CC considering the recommendations of Mr. Little.

An incident occurred at Fort Hills in late December 2020 and another at Base Plant in early January 2021 that resulted in three contractor fatalities. The second incident occurred at Base Plant during work being executed by the In Situ business unit. In response to these incidents, Recordable Injury Frequency scores for the Fort Hills and In Situ business units were reduced to zero and the HR&CC approved an ad hoc reduction to 2020 AIP for the Executive Vice President, Upstream and recommended an ad hoc reduction to 2020 AIP for the CEO that was approved by the Board.

The calculations to determine the awards displayed in the tables below are comprised of two steps: first, determine the Overall Performance Factor based on the AIP components, and second – determine the AIP Award Payout.

2020 AIP Awards – Performance Factor

	Corporate Performance [A]			Business Unit Performance [B]			Individual Performance [C]			Overall Performance Factor [D]

Name	Weight × Corporate Factor		Total Factor [A]	Weight × Business Unit Factor(1)		Total Factor [B]	Weight × Individual Factor		Total Factor [C]	[A+B+C]

M.S. LITTLE		0	0		1.00	0.50		1.22(2)	0.24	0.74

A. COWAN		0	0		1.00	0.50		2.05	0.41	0.91

M.R. MACSWEEN	30%	0	0	50%	0.98	0.49	20%	1.51(2)	0.30	0.79

K.P. SMITH		0	0		1.00	0.50		2.06	0.41	0.91

S.D.L. REYNISH		0	0		1.00	0.50		1.23	0.25	0.75

2020 AIP Awards – Payout							Payout % vs Target Opportunity

Name	Overall Performance Factor [D]	Annualized Base Salary December 31, 2020 [E]	AIP Target [F]	Calculated AIP Award [D x E x F](3)	Calculated AIP Award After 50% Reduction(4)	Approved AIP Award Payout	Target (100%)	Maximum (220%)	Approved AIP Award as a % of Target

M.S. LITTLE	0.74	$1 235 000	125%	$1 150 000	$575 000	$575 000	$1 543 750	$3 396 250	37%

A. COWAN	0.91	$660 000	80%	$480 000	$240 000	$240 000	$528 000	$1 161 600	45%

M.R. MACSWEEN	0.79	$630 000	80%	$400 000	$200 000	$200 000	$504 000	$1 108 800	40%

K.P. SMITH	0.91	$630 000	80%	$460 000	$230 000	$230 000	$504 000	$1 108 800	46%

S.D.L. REYNISH(5)	0.75	$625 000	60%(5)	$280 000	$140 000	$140 000	$375 000	$825 000	37%

(1)
For Messrs Little, Cowan and Reynish the Business Unit Factor is based on the weighted average performance of all five business units. For Mr. MacSween, 70% of the Business Unit Factor is the weighted average performance of all business units and the other 30% is the weighted average of upstream business units (Oil Sands Base Plant, In-Situ, Exploration & Production, and Fort Hills). For Mr. Smith, 70% of the Business Unit Factor is the weighted average performance of all business units and the other 30% is the Downstream business unit. For 2020 AIP, the HR&CC determined to use one score for the weighted average of business units and each business unit, with the exception of Fort Hills and In Situ.

(2)
After considering overall company performance, including Fort Hills and In Situ safety results, the HR&CC reduced the 2020 AIP award for Mr. MacSween and recommended a reduction for Mr. Little. The Board approved the recommendation.

(3)
Small differences are due to rounding within the calculation.

(4)
FFO results were within the range from $3.8 billion to $7.6 billion, resulting in 50% reduction in payouts.

(5)
Mr. Reynish retired on September 8, 2020. Following Mr. Reynish's retirement, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement. The salary shown for Mr. Reynish is the salary he was earning immediately prior to retirement. Mr. Reynish is eligible for a pro-rated award for 2020 with a target value of 60% of his final salary.

Management Proxy Circular 2021  Suncor Energy Inc.  39

Long-Term Incentive (LTI) Awards.  The table below displays the 2020 equity award of stock options and PSUs and the value at grant in February 2020 for each of the NEOs. The equity awards considered: the market target value for the equity awards at the median of the Suncor Compensation Peers; individual performance as determined by the Board in the case of Mr. Little; individual performance as determined by the HR&CC in the case of the other NEOs; and the previous year's equity award received by each NEO under the stock option plan (SOP) and the PSU Plan.

For more information on Suncor's equity plans, see "Summary of Incentive Plans". For further details on each NEO's 2020 equity award and total compensation for 2020, see the "Summary Compensation Table".

Name	Options	PSUs	RSUs(1)	Option Value ($)(2)	PSU Value ($)	RSU Value ($)	Value of Awards on Grant Date ($)	Value of Awards on Dec. 31, 2020(3)

M.S. LITTLE	414 231	108 752	54 376	2 125 005	4 250 028	2 125 014	8 500 047	3 482 783

A. COWAN	138 889	36 464	18 232	712 501	1 425 013	712 507	2 850 020	1 167 760

M.R. MACSWEEN	136 453	35 824	17 912	700 004	1 400 002	700 001	2 800 007	1 147 264

K.P. SMITH	138 889	36 464	18 232	712 501	1 425 013	712 507	2 850 020	1 167 760

S.D.L. REYNISH(4)	136 453	35 824	17 912	700 004	1 400 002	700 001	2 800 007	1 147 264

(1)
For 2020 awards, 25% of the total LTI value was provided in RSUs. The weighting on stock options correspondingly declined from 50% for 2019 awards to 25%.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with accounting valuation. For additional details please see the "Summary Compensation Table".

(3)
The value of PSUs and RSUs granted in 2020 is calculated based on the closing price of a common share on the TSX as at December 31, 2020 ($21.35). PSUs are projected at a 100% payout.

(4)
Mr. Reynish retired on September 8, 2020. Following Mr. Reynish's retirement, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement.

40  Management Proxy Circular 2021  Suncor Energy Inc.

2020 Performance

Mark S. Little, President and Chief Executive Officer

Mr. Little was appointed President and CEO on May 2, 2019. He has demonstrated strong leadership, guiding Suncor in controlling costs, optimizing cash flow and maintaining profitability while shielding it from COVID-19 and OPEC+ supply related impacts. He has been the driving force towards Suncor 4.0 – the next iteration of the company – which is purpose driven and people focused, leveraging data and digital technology to drive additional sustained cash flow. During 2020, despite the challenging environment, Mr. Little has advanced key projects, including the announcement of operatorship of Syncrude to drive down costs and preserving long-term value, while carefully managing cash flow. He has personally championed Suncor's strategy, working with the Board to drive long-term shareholder returns while addressing the climate challenges facing society and the company.

2020 Key Performance Results

•
Working with the Executive Leadership Team, Mr. Little moved quickly to mitigate COVID-19 demand and OPEC+ supply related impacts on Suncor. He led efforts to maintain the company's strength, focusing on rapidly reducing operating and capital costs. He ensured Suncor leveraged its midstream storage capacity, assets, sales channels and product mix flexibility to pace operations with demand. As a result, Suncor remains well-positioned and on track to quickly increase cash flow coming out of this period while also generating an additional $2 billion in annual free funds flow(1) by 2025.

•
Despite the impact of the pandemic and supply pressures, Suncor was able to generate funds from operations(1) of $3.9 billion; however the company incurred an operating loss(1) of $2.2 billion and net loss of $4.3 billion in 2020. Suncor delivered shareholder returns totalling $2.0 billion, including $0.3 billion in share repurchases and $1.7 billion in dividends. Through this period the company has maintained a strong balance sheet, finished 2020 with very strong operational performance and is well-positioned coming into 2021. 2020 total average upstream production of 695,000 barrels of oil equivalent per day was below target.

•
Through Mr. Little's leadership, Suncor quickly secured personal protective equipment and implemented stringent COVID-19 protocols to protect against transmission of the virus in the workplace while continuing to deliver essential services across the energy supply chain.

•
Suncor continued to focus on health and safety in 2020, including mental health supports for Suncor's workforce during the pandemic. Key initiatives were providing online tools and resources and an expanded employee and family assistance program. Suncor recorded a full year personal safety Recordable Injury Frequency of 0.32 in 2020, compared to 0.39 for 2019. Regrettably, two contractors were fatally injured at Fort Hills in December and a contractor was fatally injured at Base Plant in January 2021. Suncor has directed significant resources and implemented a safety stand-down to support workers and reinforce safety. High risk reduction efforts continue through a Serious Injury and Fatality (SIF) program. Mr. Little's AIP was reduced in response to these incidents.

•
Mr. Little led efforts to restructure Suncor's workforce to further drive efficiencies and competitiveness, including the upcoming consolidation of the downstream workforce into the company's head office. Six priorities include installing corporate-wide standard procedures, implementing automated haul systems at Fort Hills, advanced bitumen extraction analytics, partnering with Great Places To Work to drive employee engagement, implementing plans for new HR information and asset/inventory management systems, and introducing collaboration software across the company.

•
Mr. Little has worked to foster inclusivity and diversity, encouraging Suncor's Inclusion and Diversity Council as it promoted a range of employee networks, training and workshops. In 2020, Suncor intensified anti-racism and bias awareness efforts, including issuing a statement on Black Lives Matter. Suncor was also recertified at the gold level of Progressive Aboriginal Relations with the Canadian Council for Aboriginal Business.

•
Mr. Little engages in a wide range of investor presentations, conferences, and quarterly calls regarding Suncor's performance. He exhibits strong leadership at the Oil Sands CEO Council and remains a trusted voice with government, being named Resources of the Future chair on the federal government's Industry Strategy Council.

•
A strong supporter of technology and innovation, Mr. Little worked to build on Suncor's $535 million investment in this area in 2020. He guided further strategic investments in LanzaTech, which converts municipal land waste to biofuels as well as LanzaJet, a sustainable aviation fuel company. He continues to support collaboration with Canada's Oil Sands Innovation Alliance (COSIA) and the Clean Resource Innovation Network (CRIN).

Management Proxy Circular 2021  Suncor Energy Inc.  41

•
Mr. Little continues to champion Canadian business, energy, and environmental, social and governance (ESG) priorities in various public interactions. He maintains a leading overall presence among his energy industry peers, with significant mentions in financial, environment, market access and technology media coverage.

•
With Mr. Little's guidance, the company donated and delivered 40,000 masks for use in northern Indigenous communities, encouraged employees to contribute to community causes through its SunCares program, and launched a $3 million Petro-Canada community program to support and recognize first responders through its retail network. Suncor also funded the third-party production of approximately 200 ventilators for emergency use in hospitals. Mr. Little also oversaw efforts in late 2020 to launch the Petro-Canada CareMakers Foundation, which is targeted at bringing awareness and support to caregivers across Canada.

(1)
Free funds flow, funds from operations, and operating loss are non-GAAP measures. See the "Advisories" section.

2020 Total Direct Compensation

Mr. Little received a 2.9% base salary increase effective March 1, 2020, increasing his salary to $1,235,000. In response to the unprecedented economic and social uncertainty caused by the COVID-19 pandemic, for six months in 2020 he voluntarily reduced his salary by 50%.

The AIP award of $575,000 represents 37% of his target opportunity and is based on Suncor's and Mr. Little's performance, including a reduction based on safety performance. Mr. Little's long term incentive grant value was $8,500,047, in the form of stock options, PSUs and RSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2018-2020)

42  Management Proxy Circular 2021  Suncor Energy Inc.

Alister Cowan, Chief Financial Officer

Mr. Cowan was appointed Chief Financial Officer in July 2014. He is responsible for directing Suncor's financial operations, including controllers, investor relations, treasury, tax, internal audit and enterprise risk management. His efforts are focused on the integrity and reporting of all financial, management and risk information, ensuring that Suncor has the financial strength necessary to execute the company's strategic plans and engaging with shareholders and the broader investment community.

2020 Key Performance Results

•
Developed and executed financing and debt management plans for the availability of sufficient liquidity to ensure the financial resiliency of the company through the volatile OPEC+ supply/demand imbalances and the COVID-19 pandemic.

•
Continued to drive capital discipline and cost management strategies by progressing implementation of company-wide system upgrades and cost reduction activities to deliver standardization and significant cost reductions in 2020 and for future years, part of the $2 billion free funds flow growth target by 2025.

•
Progressed the development of strategic options for profitable growth and ESG related activities.

•
Led the progress in ongoing tax and insurance disputes leading to substantial favorable settlements.

•
Continued the development of the Finance group leadership and performance capabilities, increasing the effectiveness and efficiency of the team.

•
Continued to enhance Suncor's profile and relationships with the investment community and company stakeholders with enhanced disclosure and active participation in conference calls, presentations and meetings with investors, analysts, governments and community leaders.

2020 Total Direct Compensation

Mr. Cowan received a base salary increase of 1.5% effective March 1, 2020, increasing his annual salary to $660,000. In response to the unprecedented economic and social uncertainty caused by the COVID-19 pandemic, for six months in 2020 he voluntarily reduced his salary by 25%. The AIP award of $240,000 represents 45% of his target opportunity and is based on Suncor's and Mr. Cowan's performance. Mr. Cowan's long-term incentive grant value was $2,850,020, in the form of stock options, PSUs and RSUs, as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2018-2020)

Management Proxy Circular 2021  Suncor Energy Inc.  43

Michael R. MacSween, Executive Vice President, Upstream

Mr. MacSween was appointed Suncor's Executive Vice President, Upstream in December 2017. In this role, he leads all of Suncor's operated and non-operated oil sands, in situ, and exploration and production assets. Prior to this, Mr. MacSween served as Executive Vice President, Major Projects where he was accountable for the safe and cost-effective engineering, procurement and construction activities for Suncor's growth projects in the upstream, downstream and renewable energy portfolios. Mr. MacSween serves on the board of directors of the Canadian Welding Bureau, Syncrude and United Way of Calgary and area.

2020 Key Performance Results

•
Positive improvement in operating safety performance was overshadowed by an incident resulting in two contractor fatalities at the Fort Hills site in late December and a contractor fatality at Base Plant in early January 2021. Immediate action was taken to support the workforce, and safety shut-downs were initiated. Subject to investigation, coordinated action will be taken with measures implemented to mitigate the potential for future similar incidents. Mr. MacSween's AIP was reduced in response to these incidents.

•
Management through the COVID-19 pandemic prioritized workforce safety in a coordinated response. Operations were sustained with limited workforce transmission through adherence to mandated protocols including physical distancing and mandatory mask use.

•
Response to the COVID-19 pandemic and the implications of a depressed economic environment were met swiftly with significant cost reductions achieved through project cancellations and deferrals, optimized production and workforce reductions.

•
With Mr. MacSween's leadership, an agreement in principle was reached with Syncrude's joint venture owners for Suncor to become operator of the Syncrude asset by the end of 2021. Operating efficiencies are anticipated to deliver $300 in million in annual synergies. In addition, the bi-directional pipelines connecting Suncor's Base Plant and Syncrude's Mildred Lake operations were brought into service, providing increased integration and operational flexibility between the two assets.

•
Mr. MacSween continued his tenure on the board of directors of the Canadian Welding Bureau, Syncrude and United Way of Calgary and area.

2020 Total Direct Compensation

Mr. MacSween received a base salary increase of 2.4% effective March 1, 2020, increasing his annual salary to $630,000. In response to the unprecedented economic and social uncertainty caused by the COVID-19 pandemic, for six months in 2020 he voluntarily reduced his salary by 25%. The AIP award of $200,000 represents 40% of his target opportunity and is based on Suncor's and Mr. MacSween's performance, including an ad hoc reduction based on safety performance. Mr. MacSween's long term incentive grant value was $2,800,007, in the form of stock options, PSUs and RSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2018-2020)

44  Management Proxy Circular 2021  Suncor Energy Inc.

Kristopher P. Smith, Executive Vice President, Downstream

Mr. Smith was appointed Suncor's Executive Vice President, Downstream in October 2015. In this role, he is responsible for the operation of Suncor's refining network in North America, including the distribution and marketing of refined products under the Petro-Canada brand, as well as Suncor's renewable energy business. He is also accountable for the establishment and achievement of all Downstream business objectives of Suncor. Mr. Smith previously served as Senior Vice President of Supply, Trading and Corporate Development. He is a board member (and past chair) of the Canadian Fuels Association, Oxford Institute of Energy Studies, Evok Innovations (a technology and innovation fund established by Suncor Energy and Cenovus), and a board member of Actua (Canada's largest science, technology, engineering and mathematics education youth outreach organization).

2020 Key Performance Results

•
Mr. Smith continued to lead the Downstream business aligned with Suncor's core value of "Safety Above All Else" with year-over-year improvements in personal and process safety. Through Mr. Smith's leadership the business maintained a strong focus on managing COVID-19 protocols to ensure the health and safety of our employees, contractors and customers and the continued reliable operation of our business.

•
Mr. Smith effectively led the business through a very dynamic and changing market environment in the face of record refined product demand reduction due to the COVID-19 pandemic. He guided efforts to reduce both capital and operating expenses to ensure the financial strength of the business, while delivering strong operational performance. This performance included average refinery utilization of 88%, which was substantially higher than industry average, and the generation of over $1.7 billion in funds from operations(1) in Suncor's Refining and Marketing business.

•
Supply and trading performance continued to add significant value under Mr. Smith's leadership through strategic supply and asset optimization activities. With Mr. Smith's guidance, the company achieved record trading performance, mitigating the market impacts from the pandemic and ensuring maximum value from Suncor production. In addition, key logistics projects to improve supply flexibility of the Downstream business were completed in 2020, including the Burrard export expansion in British Columbia, the Rose Rock Pipeline in Colorado and acquisition of the Portland-Montreal Pipeline.

•
Mr. Smith assumed the leadership of Suncor's strategy and corporate development portfolio upon Mr. Reynish's retirement. He worked directly with the CEO to further Suncor's corporate strategy, including efforts related to energy transition, such as the acquisitions of interests in next generation renewable fuels projects with LanzaJet and Enerkem.

(1)
Funds from operations is a non-GAAP measure. See the "Advisories" section.

2020 Total Direct Compensation

Mr. Smith received a base salary increase of 2.4% effective March 1, 2020, increasing his annual salary to $630,000. In response to the unprecedented economic and social uncertainty caused by the COVID-19 pandemic, for six months in 2020 he voluntarily reduced his salary by 25%. The AIP award of $230,000 represents 46% of his target opportunity and is based on Suncor's and Mr. Smith's performance. Mr. Smith's long-term incentive grant value was $2,850,020, in the form of stock options, PSUs and RSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2018-2020)

Management Proxy Circular 2021  Suncor Energy Inc.  45

Stephen D.L. Reynish, Executive Vice President, Strategy & Operations Services

Mr. Reynish was appointed Executive Vice-President, Strategy & Operations Services in December 2017. In this role he led commercial and business development, including the creation and execution of long-range business plans, acquisitions and divestment initiatives, as well as the oversight of other large-scale commercial activities. In his role, he guided Suncor's portfolio optimization and represented Suncor's interests in operated (Fort Hills) and non-operated (Joslyn) joint venture oil sands projects. He was also responsible for Suncor's operations services, which include Environment, Health and Safety; Enterprise and Digital Technology; Enterprise Technical; Projects; and Supply Chain and Field Logistics.

2020 Key Performance Results

•
As part of the Executive Leadership Team, Mr. Reynish helped to emphasize Suncor's core value of "Safety Above All Else" as well as care for health and the environment. Crisis management at all locations was implemented as a result of the COVID-19 pandemic, with a particular emphasis on employee safety protocols (including remote camp residents), business and supply chain continuity and other initiatives in Suncor's operating communities. Increased mental health awareness initiatives and improved long-term support services were also implemented for all employees.

•
From a project perspective, 2020 saw the managed deferral of several capital investment projects with a view to re-starting these projects in an optimized way once conditions allow.

•
Mr. Reynish continued to drive world class supply chain initiatives including an ongoing focus on Indigenous community commercial opportunities.

•
Mr. Reynish's Mergers and Acquisitions team continued to closely monitor acquisition and divestment opportunities with respect to production growth, margin improvement, environmental impact reduction and energy transformation techniques while maintaining strict capital discipline. Transactions in 2020 included the purchase of an equity interest in LanzaJet (developing and implementing a new technology to produce renewable jet fuel) as well as follow-on investments in Enerkem's landfill waste to ethanol projects, including the proposed construction of the Varennes Carbon Recycling plant near Montreal, Quebec.

•
Mr. Reynish continued to support the business units in cost containment work across Suncor's key assets as a result in the dramatic decline in oil prices.

2020 Total Direct Compensation

Mr. Reynish received a base salary increase of 1.6% effective March 1, 2020, increasing his annual salary to $625,000. The AIP award of $140,000 represents 37% of his target opportunity and is based on Suncor's and Mr. Reynish's performance. Mr. Reynish's long term incentive grant value was $2,800,007, in the form of stock options and PSUs as indicated in the chart below. The actual value of the award will vary depending on Suncor's future share price and TSR performance relative to Suncor's peers.

Total Direct Compensation ($)	Value of Long Term Incentives (2018-2020)

46  Management Proxy Circular 2021  Suncor Energy Inc.

Looking Ahead to 2021:

Following the annual review of our executive compensation structure in 2020, the HR&CC determined that no changes would be made.

A salary freeze was implemented for all executives in 2021 based on the economic environment.

On February 3, 2021, the Board approved a grant of options, PSUs and RSUs to the NEOs effective February 16, 2021, as displayed in the table below, under the terms of the SOP, the PSU Plan and the RSU Plan. The exercise price of these options is $22.63 and the grant price of the PSUs and RSUs is $22.63.

Name	Options	PSUs	RSUs

M.S. LITTLE	418 216	198 852	99 426

A. COWAN	139 406	66 284	33 142

M.R. MACSWEEN	125 465	59 656	29 828

K.P. SMITH	139 406	66 284	33 142

S.D.L. REYNISH(1)	—	—	—

(1)
Mr. Reynish retired on September 8, 2020. Following Mr. Reynish's retirement, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement. This arrangement does not include option, PSU or RSU awards. Please see footnote 10 under the "Termination and Change of Control Benefits" table on page 57, for details of this separate compensation arrangement.

Executive Compensation Alignment with Shareholder Value

In an industry subject to commodity price cycles, Suncor continues to focus on long-term value growth and returns for shareholders. The following performance graph shows Suncor's cumulative TSR for the past five years against equity market benchmarks. For the measurement period, the aggregate realizable total direct compensation of our NEOs, as seen in the Realizable Pay graph on page 49, has been generally consistent with TSR. A substantial portion of NEO total direct compensation is linked to Suncor's share price and therefore is aligned with the interests of shareholders.

Performance Graph(1)(2)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2015 in each of common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Capped Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on the share price appreciation plus dividend reinvestment.

Management Proxy Circular 2021  Suncor Energy Inc.  47

CEO Realizable Pay.  The aggregate five-year realizable pay chart shows the CEO's realizable total direct compensation compared to his pay opportunity at December 31, 2020 for the five-year period from 2016 to 2020. The realizable pay value is approximately 37% lower than the pay opportunity level, demonstrating the alignment of executive compensation programs with shareholder interests.

The table below compares the grant date value of total direct compensation (pay opportunity), as reflected in the Summary Compensation Table, to the CEO's realizable total direct compensation for the period from 2016 to 2020. Over the same period, the current value of $100 invested in Suncor's common shares is $72, which exceeds the actual value earned and outstanding to Mr. Little for $100 awarded in total direct compensation of $63.

Year	Total Direct Compensation (Pay Opportunity)(1) ($000s)	Realizable Total Direct Compensation as at Dec. 31, 2020(2) ($000s)	Performance Period From	To

2016	3 848 925	4 471 119	Dec 31, 2015

2017	5 867 703	5 168 038	Dec 31, 2016

2018	7 456 463	3 683 019	Dec 31, 2017	Dec 31, 2020

2019	9 981 568	4 802 376	Dec 31, 2018

2020	10,065,682	5,258,807	Dec 31, 2019

2016 – 2020	37,220,341	23,383,359	Dec 31, 2015

(1)
Includes salary and annual incentive earned and the grant date fair value of annual mid- to long-term awards granted in the particular year and for the aggregate period reported using the valuation methodology described in the Summary Compensation Table in Suncor's management proxy circulars for the performance period listed.

(2)
For the particular year and for the aggregate period reported, includes salary and annual incentive earned and annual mid- to long-term incentives granted valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2020; (ii) the "in-the-money" value (as at December 31, 2020) of options that were granted in that particular year and that had not been exercised as at December 31, 2020; (iii) value attributed to RSUs and PSUs that were granted in that particular year and that had vested as at December 31, 2020; and (iv) value (as at December 31, 2020) attributed to RSUs and PSUs, which assumes a 100% performance factor in the case of PSUs, that were granted in that particular year and that have not vested as at December 31, 2020.

NEO Realizable Pay.  The pay opportunity and realizable total direct compensation for the NEOs over the period from 2016 to 2020 is shown in the chart below. For this five-year period, the realizable pay value, which is a snapshot at December 31, 2020, for total direct compensation for the NEOs was approximately 31% lower than the pay opportunity, as determined in accordance with the methodology described in the footnotes for the Realizable Pay – Total Direct Compensation chart below. The lower realizable pay value of total direct compensation for the NEOs for the measurement period is generally consistent with the trend of total return on investment indicated for Suncor in the TSR performance graph provided on page 47.

48  Management Proxy Circular 2021  Suncor Energy Inc.

Realizable Pay – Total Direct Compensation in millions ($)(1)(2)(3)(4)

(1)
Mr. Smith, for whom 2016 pay was not disclosed as he was not a NEO during that period, is excluded from that year.

(2)
The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported, and in the case of the Aggregate 5 Year Total, a sum of the pay opportunity reported for 2016 to 2020. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair value of annual mid- to long-term awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in Suncor's management proxy circulars for the particular year reported.

(3)
The Realizable Pay bars in the graph illustrate the total direct compensation realizable pay of the particular year reported, and in the case of the Aggregate 5 Year Total, a sum of the realizable pay reported for 2016 to 2020. The Realizable Pay includes salary and annual incentive earned during the particular year reported and annual mid- to long-term incentives granted during the particular year valued as follows: (i) value (market price received less exercise price) of options that were granted in that particular year and that were exercised as at or prior to December 31, 2020; (ii) the "in-the-money" value (as at December 31, 2020) of options that were granted in that particular year and that had not been exercised as at December 31,2020; (iii) value attributed to RSUs and PSUs that were granted in that particular year and that had vested as at December 31, 2020; and (iv) value (as at December 31,2020) attributed to RSUs and PSUs, which assumes a 100% performance factor in the case of PSUs, that were granted in that particular year and that have not vested as at December 31, 2020.

(4)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement and the compensation received under this arrangement to December 31, 2020 has been included. Please see footnote 10 under the "Termination and Change of Control Benefits" table on page 57, for details of this separate compensation arrangement.

Cost of Management.  The following table includes the aggregate total direct compensation for the NEOs compared to Suncor's FFO for the years ended, and market capitalization as at, December 31, 2020 and 2019.

	2020(1)	2019

Total direct compensation of all NEOs(1)	$24.4	$25.9

Total direct compensation as a percentage (%) of FFO(2) for the year ended December 31	0.60%	0.24%

Total direct compensation as a percentage (%) of Suncor's market capitalization as at December 31	0.07%	0.04%

(1)
Values reported in millions. Total direct compensation includes salary and annual incentives earned during the particular year reported and the grant date fair value of annual mid- to long-term incentive awards granted in the particular year reported using the valuation methodology described in the Summary Compensation Table in this management proxy circular and Suncor's 2020 management proxy circular.

(2)
FFO is a non-GAAP measure. See "Advisories" section.

(3)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in a similar capacity a separate compensation arrangement and the compensation received under this arrangement to December 31, 2020 has been included. Please see footnote 10 under the "Termination and Change of Control Benefits" table on page 57, for details of this separate compensation arrangement.

Management Proxy Circular 2021  Suncor Energy Inc.  49

Compensation Disclosure of Named Executive Officers

Aggregate Equity Holdings.  The following table provides the aggregate equity holdings of the NEOs for the years ended December 31, 2019 and 2020, indicating the net change during 2020 and the total value at risk as at December 31, 2020.

	December 31, 2019					December 31, 2020

Name	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)	Shares	DSUs(1)(2)	PSUs(1)(3)	Options	RSUs(1)

M.S. LITTLE	70 852	91 951	150 824	1 884 300	—	80 327	120 283	206 965	2 298 531	57 660

A. COWAN	57 973	49 420	70 989	1 240 600	—	57 973	52 439	75 701	1 379 489	19 333

M.R. MACSWEEN	45 003	74 449	69 299	1 202 600	7 513	55 011	85 812	74 140	1 319 053	18 994

K.P. SMITH	33 462	21 558	69 299	1 262 600	—	47 261	22 875	74 819	1 381 489	19 333

S.D.L. REYNISH(4)	19 654	74 974	69 299	714 266	7 513	19 654	91 701	72 527	850 719	18 581

Net change during 2020

Name	Shares	DSUs(1)(2)	PSUs(1)	Options	RSUs(1)

M.S. LITTLE	9 475	28 332	56 141	414 231	57 660

A. COWAN	—	3 019	4 712	138 889	19 333

M.R. MACSWEEN	10 008	11 363	4 841	116 453	11 481

K.P. SMITH	13 799	1 317	5 520	118 889	19 333

S.D.L. REYNISH(4)	—	16 727	3 228	136 453	11 068

	Value at Risk

Name	Value of Shares(5) ($)	Value of DSUs(5) ($)	Value of PSUs(5) ($)	Value of Options(6) ($)	Value of RSUs(5) ($)	Total Value at Risk ($)	Multiple of Salary (#)

M.S. LITTLE	1 714 981	2 568 042	4 418 703	—	1 231 041	9 932 767	8.0

A. COWAN	1 237 724	1 119 573	1 616 216	—	412 760	4 386 272	6.6

M.R. MACSWEEN	1 174 485	1 832 086	1 582 889	—	405 522	4 994 982	7.9

K.P. SMITH	1 009 022	488 381	1 597 386	—	412 760	3 507 549	5.6

S.D.L. REYNISH(4)	419 613	1 957 816	1 548 446	—	396 694	4 322 570	6.9

(1)
DSUs, PSUs and RSUs include dividend reinvestment. DSUs, PSUs and RSUs are rounded for display purposes.

(2)
NEOs may elect to receive all or a portion of their AIP award in DSUs in lieu of cash.

(3)
Excludes PSU grants that vested December 31, 2019, in the case of values reported for 2019, and PSU grants that vested December 31, 2020, in the case of values reported for 2020.

(4)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement. His 2020 holdings, net change, value at risk, and multiple of salary are as of September 8, 2020, which is the date that he was last subject to ownership requirements and eligible for awards of options, PSUs and RSUs.

(5)
The value of shares and share-based awards are calculated based on the closing price of a common share on the TSX as at December 31, 2020 ($21.35). Share-based awards are calculated based on the actual units, including the fractional units, as at December 31, 2020. PSUs are projected at a 100% payout.

(6)
Value of options is based on the "in-the-money" amount of exercisable and non-exercisable options held as at December 31, 2020. The "in-the-money" amount is the difference between the closing price of a common share on the TSX as at December 31, 2020 ($21.35) and the exercise price of the option. As of December 31, 2020, all options held by NEOs had an exercise price higher than $21.35. See Schedule A for details.

50  Management Proxy Circular 2021  Suncor Energy Inc.

Summary Compensation Table.  The following table provides information concerning compensation paid to the NEOs for the years ended December 31, 2020, 2019 and 2018.

Name and Principal		Salary	Share- Based Awards(1)	Option- Based Awards(2)	Non-equity incentive plan compensation ($)		Pension Value(4)	All Other Compensation(5)	Total Compensation
Position	Year	($)	($)	($)	Annual(3)	Long-Term	($)	($)	($)

M.S. LITTLE	2020	990 635	6 375 042	2 125 005	575 000	—	(16 200)	91 023	10 140 505

President and Chief	2019	1 145 769	3 574 991	3 560 807	1 700 000	—	1 651 100	86 017	11 718 684

Executive Officer(6)	2018	915 000	2 579 400	2 512 063	1 450 000	—	2 996 300	68 700	10 521 463

A. COWAN	2020	607 269	2 137 520	712 501	240 000	—	881 800	45 680	4 624 770

Chief Financial Officer	2019	647 115	1 444 706	1 439 658	560 000	—	782 000	45 528	4 919 007

	2018	633 115	1 444 464	1 406 755	675 000	—	772 500	44 336	4 976 170

M.R. MACSWEEN	2020	578 596	2 100 003	700 004	200 000	—	(50 100)	36 228	3 564 731

Executive Vice President,	2019	612 115	1 410 298	1 405 286	510 000	—	(36 600)	37 063	3 938 162

Upstream	2018	592 461	1 410 072	1 373 261	655 000	—	417 500	33 335	4 481 629

K.P. SMITH	2020	578 596	2 137 520	712 501	230 000	—	(49 700)	30 253	3 639 170

Executive Vice President,	2019	612 115	1 410 298	1 405 286	540 000	—	507 700	29 178	4 504 577

Downstream	2018	592 461	1 410 072	1 373 261	650 000	—	1 021 400	30 169	5 077 363

S.D.L REYNISH	2020	449 962	2 100 003	700 004	140 000	—	490 900	123 033	4 003 902

Executive Vice	2019	612 115	1 410 298	1 405 286	530 000	—	702 700	45 024	4 705 423

President, Strategy &	2018	594 364	1 410 072	1 373 261	650 000	—	885 900	41 152	4 954 749
Operations(7)

(1)
For share-based awards, the fair value of awards at the grant date reflects the number of PSUs, RSUs or DSUs awarded multiplied by the grant price. We use this methodology for consistency with market practice and with the methodology used in competitive market analysis. The grant price was calculated as the average of the high and low common share prices on the TSX on the five trading days preceding the grant date. DSUs received because of a voluntary election to defer AI that would otherwise have been paid in cash are included under non-equity incentive plan compensation. For the grant prices of share-based awards granted to the NEOs, see Schedule A.

(2)
Suncor values its option-based awards using the Black Scholes methodology, which is in accordance with International Financial Reporting Standards, for consistency with the accounting valuation. For option-based awards, the fair value of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The fair value of the 2020 option award of $5.13 differs from the accounting valuation of $4.51. The fair value was calculated using the following assumptions: common share weighted average price of $38.95, expected life of 4.4 years, volatility of 26%, risk free rate of 1.3% and dividend yield of 4.7%. The accounting valuation was calculated using volatility of 24%; all other assumptions were the same. For information on the 2019 and 2018 options, refer to the Summary Compensation Table in Suncor's 2020 and 2019 management proxy circulars, respectively.

(3)
Consists solely of awards earned under Suncor's AIP. Awards earned and included under AIP for 2020 performance were paid in 2021. Similarly, awards earned and included for 2019 and 2018 were paid in the year following the year in which they were earned.

(4)
The Pension Value reflects the compensatory change as disclosed in the tables under the "Defined Benefit Plans" and the "Defined Contribution Plans" sections on page 55.

(5)
For all NEOs, All Other Compensation for 2020 includes actual costs incurred by Suncor related to company contributions to the Suncor savings plan which provided up to 7.5% of basic earnings on a matching basis on behalf of the individual. The aggregate amounts of annual perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the total annual salary for each NEO for the 2020 financial year and are not included in the All Other Compensation value.

(6)
Mr. Little was appointed President and Chief Operating Officer on November 15, 2018, and then President and Chief Executive Officer effective May 2, 2019.

(7)
Following Mr. Reynish's retirement, Mr. Reynish continued to act in a similar capacity under a separate compensation arrangement and the compensation received under this arrangement to December 31, 2020 has been included in the table above. Mr. Reynish's retirement did not trigger any additional incremental compensation.

Management Proxy Circular 2021  Suncor Energy Inc.  51

Share-Based Awards and Option-Based Awards.  The following table provides certain information about option-based awards and share-based awards outstanding for the NEOs as at December 31, 2020. For further details, including the exercise price and expiration date, of each option-based award held by the NEOs as at December 31, 2020, see Schedule A.

	Option-Based Awards		Share-Based Awards

Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised "in-the-money" options(1) ($)	Aggregate number of shares or units of shares that have not vested(2)	Aggregate market or payout value of share- based awards that have not vested(2)(3) ($)	Aggregate market or payout value of vested share-based awards not paid out or distributed(4) ($)

M.S. LITTLE	2 298 531	—	264 627	5 649 779	3 886 079

A. COWAN	1 379 489	—	95 035	2 028 995	1 857 683

M.R. MACSWEEN	1 319 053	—	93 135	1 988 429	2 552 616

K.P. SMITH	1 361 489	—	94 153	2 010 164	1 208 919

S.D.L. REYNISH(5)	850 719	—	93 135	1 988 429	2 721 394

(1)
Value of options is based on the "in-the-money" amount of the exercisable and non-exercisable options held as at December 31, 2020. The "in-the-money" amount is the difference between the closing price of a common share on the TSX as at December 31, 2020 ($21.35) and the exercise price of the option. As of December 31, 2020, all options held by NEOs had an exercise price higher than $21.35. See Schedule A for details.

(2)
Includes RSUs granted under the RSU Plan and PSUs granted under the PSU Plan that were held by the NEOs as at December 31, 2020. Excludes PSUs granted in 2018 that vested December 31, 2020.

(3)
Value of RSUs and PSUs is calculated based on the actual units, including the fractional units, multiplied by the closing price of a common share on the TSX as at December 31, 2020 ($21.35). PSUs are projected to pay out at target. Under the PSU Plan, PSUs may vest between 0% and 200% based on performance at the end of the three-year period. See "Summary of Incentive Plans – Performance Share Unit Plan" for details.

(4)
Share-based awards include DSUs granted under the DSU Plan that were held by the NEOs as at December 31, 2020. All of the DSUs granted to NEOs after 2014 were granted in exchange for the voluntary deferral of AIP that would otherwise have been paid in cash. DSUs cannot be redeemed until the NEO ceases to be an employee. Value of DSUs is calculated based on the closing price of a common share on the TSX as at December 31, 2020 ($21.35). This amount also includes PSUs issued in 2018 under the PSU Plan that vested on December 31, 2020 and paid out in February 2021. The value of these PSUs is based on actual payout.

(5)
Following Mr. Reynish's retirement on September 8, 2020, MR. Reynish continued to act in a similar capacity under a separate compensation arrangement.

52  Management Proxy Circular 2021  Suncor Energy Inc.

Incentive Plan Awards – Value Vested or Earned During the Year.  The following table provides the value of option-based awards on the vesting date, the value of share-based awards that vested during the year ended December 31, 2020, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020, for the NEOs.

Name	Option-Based awards – Value vested during the year (as at vesting date)(1) ($)	Share-Based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)

M.S. LITTLE	46 816	2 168 020	575 000

A. COWAN	38 866	738 091	240 000

M.R. MACSWEEN	37 984	1 146 915	200 000

K.P. SMITH	38 866	720 517	230 000

S.D.L. REYNISH(5)	37 984	1 250 517	140 000

(1)
One-third of each of the options that were granted under the SOP in 2017, 2018 and 2019 vested in 2020.

(2)
This amount includes PSUs issued in 2018 under the PSU Plan that vested on December 31, 2020 and paid out in February 2021. Values reflected are based on actual payout.

(3)
For Messrs. Little, MacSween and Reynish, this amount includes DSUs issued in lieu of a cash award for all or part of their 2019 AIP, which were granted in 2020. Value of DSUs is calculated based on grant price.

(4)
Refers to annual incentive payouts made under the AIP delivered in February 2021, for recognition of performance in 2020.

(5)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in similar capacity under a separate compensation arrangement. In accordance with terms of the SOP all unvested stock options vested upon Mr. Reynish's retirement and expiry dates were adjusted where necessary to the earlier of the original expiry date and three years after his retirement.

Option Exercises – Value Realized During the Year.  The following table provides the number of Suncor common shares acquired upon the exercise of options as well as the aggregate value realized upon the exercise of these options during the year ended December 31, 2020 for the NEOs.

Name	Common Shares Acquired on Option Exercise	Aggregate Value Realized(1) ($)

M.S. LITTLE	—	—

A. COWAN	—	—

M.R. MACSWEEN	20 000	133 034

K.P. SMITH	20 000	124 650

S.D.L. REYNISH(2)	—	—

(1)
The aggregate value realized equals the difference between the value of the option and the market price of the common shares on the TSX at time of exercise.

(2)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in similar capacity under a separate compensation arrangement.

Management Proxy Circular 2021  Suncor Energy Inc.  53

Suncor Retirement Arrangements.  The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees and former employees, including Messrs. Little, Cowan, MacSween, Reynish and Smith. Retirement income is based on a defined contribution account balance, or depending upon the employee's eligibility, based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. All of the NEOs participate in the combination provision of the plan.

In addition to the pension provided under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the SERP. Under the terms of the SERP, any new participants must be approved by the HR&CC. Eight persons who are currently members of Suncor senior executive management were participants in the SERP as at December 31, 2020.

The SERP is a non-registered supplemental retirement arrangement designed to attract mid-career executives with a competitive career-based pension that features an up-front accrual. This attraction element is balanced by features that limit the executive pension by: (i) requiring that an executive provide five years of service to be entitled to SERP benefits, which is five years more than the service required under the Suncor Energy Pension Plan; (ii) limiting service to Suncor related experience only, both for vesting and benefit accrual purposes; (iii) limiting the executive's total pension to 50%, unless there is total service greater than 25 years, in which case the maximum is 70% of executive remuneration; and (iv) limiting executive remuneration to a maximum of two times base salary (base salary plus annual incentive target bonus of up to 100% of base salary). All of the NEOs are members of the SERP. Additional details of the SERP follow.

•
Entry into the SERP commences at the date of appointment to executive employment.

•
The SERP pension is based on the executive's remuneration multiplied by a combined accrual rate of 5% per year of executive employment plus a pension formula percentage determined in respect of the Suncor Energy Pension Plan relating to service prior to becoming an executive, limited to a combined accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned after the executive completes 25 years of service. The total pension is limited to 70% of the executive's remuneration, as described below.

•
Executive remuneration is an annualized amount of average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service. Target bonus cannot exceed 80% of base salary for senior executives and 100% for the CEO.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change of control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12th of 1% for each month that the executive retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is, for married executives, joint and survivor, with 50% to the non-member surviving spouse; and for single executives, for life, with ten years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

54  Management Proxy Circular 2021  Suncor Energy Inc.

Defined Benefit Plans.  The following table summarizes the retirement income of each of the NEOs under the defined benefit provisions of Suncor's pension arrangements.

		Annual Benefits Payable(2)

Name	Number of years credited service(1)	As at December 31, 2020 ($)		At age 65 ($)	Defined Benefit Obligation as at January 1, 2020(3) ($)	Compensatory change(4) ($)	Non- compensatory change(5) ($)	Defined Benefit Obligation as at December 31, 2020(3) ($)

M.S. LITTLE	12	1 096 839		1 096 076	20 762 917	(18 161)	3 292 221	24 036 977

A. COWAN	6	362 115		561 963	5 434 121	879 839	1 002 943	7 316 903

M.R. MACSWEEN	25	524 523		714 657	9 192 142	(52 061)	1 491 199	10 631 281

K.P. SMITH	20	525 373		678 544	8 795 609	(54 602)	1 571 907	10 312 914

S.D.L. REYNISH	9	449 793	(6)	—	7 287 519	488 939	1 639 068	9 415 526

(1)
For Mr. MacSween, credited service reflects executive employment of ten years plus 15 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive. For Mr. Smith credited service reflects executive employment of nine years plus 11 years of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits and before any applicable early retirement reduction that would be received by the NEO based on actual pensionable service to the stated date and actual executive remuneration as at December 31, 2020.

(3)
The defined benefit obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the pension obligation as disclosed by Suncor in its consolidated financial statements. See note 24 in Suncor's consolidated financial statements for the year ended December 31, 2020. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension obligation for 2020 related to the annual service cost, compensation changes higher or lower than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as, but not limited to, interest on the obligation, changes in assumptions for future salary projections and changes to the discount rate.

(6)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in similar capacity under a separate compensation arrangement that did not include any participation or increase in pension. The figures presented represent the defined benefit provisions of Suncor's pension obligations owing to Mr. Reynish as at the date of his retirement.

Defined Contribution Plans.  Under the combination provision of the Suncor Energy Pension Plan, applicable to all of the NEOs, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis. All contributions to the defined contribution accounts are subject to maximum levels.

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his or her contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the corporation may purchase an annuity on behalf of the employee.

The following table summarizes the defined contributions accounts of each of the NEOs.

Name	Accumulated value as at January 1, 2020 ($)	Compensatory ($)	Accumulated value as at December 31, 2020 ($)

M.S. LITTLE	50 726	1 961	57 208

A. COWAN	35 827	1 961	42 684

M.R. MACSWEEN	278 015	1 961	303 362

K.P. SMITH	253 382	4 902	283 040

S.D.L. REYNISH	56 228	1 961	63 386 (1)

(1)
Following Mr. Reynish's retirement on September 8, 2020, Mr. Reynish continued to act in similar capacity under a separate compensation arrangement that did not include any participation or increase in pension. The figures presented represent the defined contribution provisions of Suncor's pension obligations owing to Mr. Reynish as at the date of his retirement. The balance of his defined contribution account remained in the Suncor Energy Pension Plan at December 31, 2020.

Management Proxy Circular 2021  Suncor Energy Inc.  55

Termination Agreements and Change of Control Arrangements

Termination Agreements

Suncor has employment termination agreements with each of the NEOs.

If NEOs are terminated by Suncor, other than for just cause, or resign within 120 days following a constructive dismissal event (each a Termination Event), NEOs are compensated based on their remuneration.

Notice Period Provisions.  For the NEOs, should a Termination Event occur, the termination agreements provide a 24-month notice period. Cash payments are provided (i) for base salary and annual incentive during the notice period, (ii) for SOP options which, but for the Termination Event, would have become exercisable during the notice period unless the NEO is eligible for retirement, in which case, under the terms of the SOP, unvested options would vest immediately upon retirement (voluntary or involuntary) and the option term would be reduced to the earlier of three years or original expiry, and (iii) for PSUs and RSUs (based on a performance factor calculated as at the date of termination, in the case of PSUs) unless the NEO is eligible for retirement, in which case the PSUs and RSUs would be held until the end of the performance or maturity period (in the case of RSUs) and paid per the terms of the PSU and RSU plans, and for an executive not eligible for retirement, the PSUs and RSUs are pro-rated for the period of employment during the performance or maturity period. The NEOs receive credited service under the SERP for the notice period.

Double Trigger Provisions and Change of Control.  Suncor's termination agreements with the NEOs are "double trigger", and as such provide for payments based only upon involuntary termination or constructive dismissal following a change of control.

Under the SOP, the PSU Plan and the RSU Plan, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

NEOs with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change of control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Governance.  The HR&CC annually reviews the status of termination agreements and change of control arrangements for Suncor's senior executives and periodically reviews current governance trends and market practices. Based on the HR&CC's review of governance trends and market practices, amendments may be made to agreement terms for new participants.

56  Management Proxy Circular 2021  Suncor Energy Inc.

Termination and Change of Control Benefits

The table below shows the incremental amounts to which the NEOs would be entitled under the circumstance of a termination and/or change of control on December 31, 2020.

Type of Termination(1)	Base Salary ($)	Short-Term Incentive(2) ($)	Long-Term Incentive(3)(4) ($)	Pension(5) ($)	Total Payout ($)

M.S. LITTLE

Resignation	—	—	—	—	—

Retirement	—	—	—	—	—

Termination (Without Cause)(6)	2 470 000	3 087 500	—	2 582 446	8 139 946

Change of Control(7)	2 470 000	3 087 500	—	2 582 446	8 139 946

Change of Control(8)	—	—	—	—	—

A. COWAN

Resignation	—	—	—	—	—

Retirement	—	—	—	—	—

Termination (Without Cause)(6)	1 320 000	1 056 000	—	2 251 302	4 627 302

Change of Control(7)	1 320 000	1 056 000	—	2 251 302	4 627 302

Change of Control(8)	—	—	—	—	—

M.R. MACSWEEN

Resignation	—	—	—	—	—

Retirement(9)	—	—	—	—	—

Termination (Without Cause)(6)	1 260 000	1 008 000	967 521	828 468	4 063 989

Change of Control(7)	1 260 000	1 008 000	967 521	828 468	4 063 989

Change of Control(8)	—	—		—	—

K.P. SMITH

Resignation	—	—	—	—	—

Retirement(9)	—	—	—	—	—

Termination (Without Cause)(6)	1 260 000	1 008 000	—	366 835	2 634 835

Change of Control(7)	1 260 000	1 008 000	525 002	366 835	3 159 837

Change of Control(8)	—	—	—	—	—

S.D.L. REYNSH(10)

Resignation	—	—	—	—	—

Retirement	—	—	—	—	—

Termination (Without Cause)	—	—	—	—	—

Change of Control	—	—	—	—	—

Change of Control	—	—	—	—	—

(1)
In the case of all the NEOs, for termination with cause, no incremental value will be realized.

(2)
Short-Term Incentives include incremental annual bonus entitlement.

(3)
In the case of Mr. MacSween, for termination (without cause) or involuntary termination on change of control, Long-Term Incentive includes incremental value of PSUs and RSUs held, calculated as per the applicable and based on performance level at December 31, 2020.

(4)
In the case of Mr. Smith for a change of control with involuntary termination, Long-Term Incentive includes the incremental value of PSUs and RSUs held, pro-rated for active period of time in plan, that vest at termination, calculated as per the applicable plan. PSUs are based on the performance level at December 31, 2020.

(5)
In the event of termination (without cause) each NEO is granted an additional two years of pension service in respect of the notice period under the terms of their respective termination agreements. In addition, with a change in control, any non-vested NEOs would be immediately vested in the SERP. In the event of change in control (voluntary termination), immediate SERP vesting is the only benefit; there are no further incremental pension benefits payable under this scenario.

Management Proxy Circular 2021  Suncor Energy Inc.  57

(6)
Includes a resignation by the NEO in the 120-day period following a constructive dismissal.

(7)
Assumes involuntary resignation or retirement on change of control.

(8)
Assumes voluntary termination on change of control. NEOs do not receive change of control payments upon change of control except when accompanied by involuntary termination or constructive dismissal. In the event of their resignation, independent of whether there is a change of control, Messrs. Little and Cowan are retirement eligible and entitled to accelerated vesting of certain long-term incentive awards.

(9)
Messrs. MacSween and Smith were not eligible for retirement as of December 31, 2020.

(10)
Mr. Reynish retired on September 8, 2020. Following Mr. Reynish's retirement, Mr. Reynish continued to act in similar capacity providing strategic transitional services under a separate compensation arrangement. This separate compensation arrangement does not provide for payments upon termination or change of control. The arrangement provides an hourly rate of pay. Total compensation provided through this arrangement in 2020 is included under "All Other Compensation" in the Summary Compensation Table on page 51. The compensation he was paid under this separate compensation arrangement in aggregate is $99,688, of which $89,219 was to December 31, 2020.

Indebtedness of Directors, Executive Officers and Senior Officers

No current or proposed director, executive officer or employee of Suncor, or any former director, executive officer or employee of Suncor, or any associate of any of the foregoing, is, or has been at any time during 2020, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

Summary of Incentive Plans

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2020.

	Column A		Column B	Column C
Plan Category	Number of securities to be issued upon exercise of outstanding options	Percentage of issued and outstanding	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)	Percentage of issued and outstanding

Equity compensation plans approved by security holders	38 372 897	2.5%	39.65	8 999 023	0.6%

Total	38 372 897	2.5%	39.65	8 999 023	0.6%

The numbers shown beside "Equity compensation plans approved by security holders" refer to options granted under the SOP. In 2020, there were 804,421 options exercised pursuant to Suncor's incentive plans.

Suncor Energy Stock Option Plan.  The SOP provides for the grant of stock options to purchase common shares, as well as the grant of stock appreciation rights (SARs) to eligible employees of Suncor. Eligible employees are persons who provide services to Suncor or any of its subsidiaries or partnerships and for whom we are required by law to make income source withholdings. Non-employee directors are not eligible for stock option awards or SARs under the SOP. The maximum number of common shares currently issuable pursuant to the SOP is 47,371,920 common shares (or 3.1% of the total issued and outstanding common shares on December 31, 2020). No financial assistance is provided to plan participants for the exercise of stock options. Stock options and SARs granted under the SOP may only be exercised during the lifetime of the participant, by such participant and are not assignable.

Options entitle the holder to purchase common shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand-alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a common share on exercise and the Market Value of a common share on the date of grant. The options and SARs generally have a term of seven years with a vesting schedule of one third per year over three years. "Market Value" means the simple average of the daily high and low prices at which common shares were traded in one or more board lots on the TSX over the five trading days immediately preceding the date of grant or exercise date, as the case may be. The exercise price of each option granted cannot be less than the fair market value of a common share at the time of grant.

Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer grants SARs or tandem SARs to Canadian employees.

58  Management Proxy Circular 2021  Suncor Energy Inc.

Performance Share Unit Plan.  PSUs form a minimum of 50% of the equity component of total direct compensation for executives. A PSU award may pay out based on a vesting level between 0% and 200% contingent upon Suncor's performance over a three-year period. PSUs provide for notional dividend re-investment.

The selection of peer group companies for a PSU grant is based on a number of criteria including size (revenue and market capitalization or enterprise value), industry and business scope (integrated and exploration and production companies), oil weighting, peers of peers (the companies most often used as peer companies) and stock behavior and volatility. The selection criteria are reviewed periodically and approved by the HR&CC. The PSU peer group is reviewed annually for new grants, adjusted as appropriate and approved by the HR&CC.

Anadarko Petroleum Corporation(1)	ConocoPhillips	Marathon Oil Corporation(4)
Apache Corporation	Devon Energy Corporation(2)	Occidental Petroleum Corporation
BP plc	EOG Resources Inc.	Total SE
Canadian Natural Resources Limited	Hess Corporation
Cenovus Energy Inc.	Husky Energy Inc.(3)
Chevron Corporation	Imperial Oil Limited

The following charts compare the size of Suncor to the constituents of the 2018-2020 PSU peer groups.

(1)
Anadarko was removed from the peer group upon its acquisition on August 8, 2019, in accordance with the terms of the PSU Plan.

(2)
Devon was not included as a peer in the 2020 PSU peer group.

(3)
Husky was subsequently removed from the peer group upon its acquisition on January 4, 2021, in accordance with the terms of the PSU Plan.

(4)
Marathon was not included as a peer beginning with the 2019 PSU peer group.

(5)
Percentile rank based on results reported for the nine months ended September 30, 2020 and as at September 30, 2020, respectively. Where applicable, values are converted to Canadian dollars based on the exchange rate on September 30, 2020.

(6)
Percentile rank and peer amounts based on reported shares outstanding as at September 30, 2020 and share prices as of December 31, 2020. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2020.

(7)
Percentile rank and peer amounts based on results reported as at September 30, 2020 and share prices as of December 31, 2020. Where applicable, values are converted to Canadian dollars based on the exchange rate on December 31, 2020.

Management Proxy Circular 2021  Suncor Energy Inc.  59

Vesting of PSU awards is determined based on Suncor's TSR relative to peer companies and its resulting company grouping rank as displayed in the table below. 70% of the vesting level for 2019 and 2020 PSUs will be determined based on Suncor's relative TSR performance and the remaining 30% of the vesting level will be based on Suncor's ROCE performance relative to targets. The HR&CC annually establishes five levels of ROCE performance that correspond to performance factors of 0%, 50%, 100%, 150%, and 200%. No changes were made to these vesting levels after approval in Q1 2020. Interpolation is used when ROCE performance falls between established levels.

Performance Factor (% of PSUs vesting)	Company TSR Rank vs. 2018 Peers	Company TSR Rank vs. 2019 Peers	Company TSR Rank vs. 2020 Peers

200%	1 – 3	1 – 3	1 – 2

175%	4 – 5	4 – 5	3 – 4

150%	6 – 7	6 – 7	5 – 6

100%	8 – 9	8	7

75%	10 – 11	9 – 10	8 – 9

50%	12 – 13	11 – 12	10 – 11

0%	14 and below	13 and below	12 and below

Following a robust process, at the end of the three-year PSU grant performance period, TSR is measured and company grouping rank and performance factor are determined (including ROCE performance beginning with 2019 awards) and, if applicable, a payout is made to participants in cash. The final payout value is based on the number of vested PSUs (including dividend equivalents) multiplied by the market price of a common share, as calculated under the PSU Plan provisions.

Since inception in 2004, 27% of PSU grant vesting levels have been below target (including three which were at 0%), 20% were at target and 53% have been above target based on relative TSR performance compared to the peer group.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase common shares on the open market toward satisfying any unmet share ownership guidelines at the compliance date.

Looking Ahead to 2021:

A percentile rank approach replaced the rank table approach to determine the relative TSR vesting level for 2021 PSUs. A comparison to previous PSU awards using rank tables confirmed that the percentile approach used for 2021 awards would not have produced a significantly different average performance factor. Royal Dutch Shell plc was added as a peer for 2021 PSUs and Husky was removed following its acquisition by Cenovus, another peer.

Restricted Share Unit Plan.  The RSU Plan was established in January 2009 by the HR&CC. Under the plan, RSUs are granted to middle management and above as part of their competitive compensation and may be granted on a targeted basis and to support attraction and retention of individuals with key skills at the lower levels. As RSU value is tied directly to Suncor's share price and dividends, RSUs serve to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one common share based on the value of Suncor's average common share price for the last 20 trading days of the restricted period (60 trading days beginning with 2020 RSU grants). Grants under the RSU Plan are administered by the HR&CC or its delegate. RSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan provides for notional dividend reinvestment.

Closed Plans.  The following table provides the key terms of the Suncor equity-based plans that are closed to new grants.

Year Approved	Plan Name(1)	Award Type	Number Outstanding at December 31, 2020	Vesting Schedule	Expiry(2)	Performance Conditions

2004	Petro-Canada Deferred Stock Unit Plan (Non-Employee Directors of Petro-Canada)(3)	DSU	19 141	—	—	No

(1)
Plan closed effective August 1, 2009.

(2)
Period of time from grant date until maximum expiry. Where no period is indicated, the award will be automatically redeemed no later than 23 months following termination of employment, unless redeemed earlier under the terms of the plan.

(3)
Members (as that term is defined in the plan) could elect to receive all or a portion of their annual Board retainer and meeting fees in DSUs.

Aggregate Potential Dilution.  The aggregate potential dilution of all issued, outstanding and authorized options under the SOP was 3.11% at December 31, 2020. Suncor has no other equity compensation plans involving newly issued securities.

60  Management Proxy Circular 2021  Suncor Energy Inc.

Burn Rate.  In 2020 there were 6,340,595 stock options granted under the SOP which resulted in a burn rate of 0.42%. In 2019 there were 7,756,000 stock options granted under the SOP which resulted in a burn rate of 0.50%, and in 2018 there were 7,231,080 stock options granted under the SOP which resulted in a burn rate of 0.45%.

Additional Terms of Equity Compensation Plans.

Issuance of Shares under Plans

•
No one person or company is entitled to receive more than 5% of the issued and outstanding common shares pursuant to all equity-based compensation arrangements.
•
The aggregate number of common shares which may be reserved for issuance under the SOP and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Company Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

Amendment

•
The SOP contains an amendment provision providing that the Board may amend, suspend or terminate the respective plan as it, in its discretion, may determine, without shareholder approval except for those amendments specifically requiring shareholder approval including: (a) an increase in the number of securities reserved under the plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendments to the amendment provision.

Impact of Change of Control, Reorganization or Other Events Affecting the Corporation

•
Suncor's equity compensation plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.
•
Upon a change of control, awards that have been granted under the SOP that remain outstanding on the change of control will be substituted with new awards on substantially the same terms and conditions. Provided the foregoing occurs, a holder's options will not vest upon or in connection with a change of control unless his or her employment is terminated within 12 months of the change of control (other than for cause), in which case the options will vest upon the holder's termination and shall expire three months following the termination date. However, where options that remain outstanding on a change of control are not substituted with new awards on substantially the same terms and in certain other circumstances (including at the discretion of the Board), the outstanding awards will immediately become exercisable. Any award not so exercised will expire at the closing of the change of control transaction.

Termination of Employment

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, permitted leave, retirement or in connection with a change of control) or voluntary termination of employment, unvested options expire immediately, and vested options expire no later than three months from such termination. In the event of the holder's death, all options become exercisable by the holder's estate and shall expire no later than 12 months after the date of death. In the event of the holder's retirement, all options become exercisable and shall expire no later than 36 months after the date of retirement. If a holder is absent from work as a result of a permitted leave, the holder's options shall continue to vest for a period of 24 months from the date of commencement of the leave and the right to exercise such holder's options shall terminate no later than the expiration of 12 months from the date that is 24 months from the date of commencement of the leave. If the holder has not returned to active service prior to the expiration of 24 months from the date of commencement of the permitted leave then the holder's options which were not exercisable 24 months from the date of commencement of such leave shall immediately terminate. In the event of involuntary termination for cause, all options expire on the date of such termination.

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Claw Back Policy

The Board approved the adoption of a claw back policy for Suncor in 2012. Under the claw back policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the corporation's financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the corporation's best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the corporation's annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Directors' and Officers' Insurance

Policies purchased by Suncor provide insurance for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively.

If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible and a US$200 million limit applies. In 2019, Suncor paid premiums of approximately US$1.0 million for directors and officers insurance for the 12-month period ending July 1, 2020.

Advance Notice By-law

In 2015, shareholders confirmed Amended and Restated By-Law No. 2, A By-Law Relating to Advance Notice of Nominations of Directors of the corporation (By-Law No. 2), which establishes a framework for advance notice of nominations of persons for election to the Board. By-Law No. 2 sets deadlines for a certain number of days before a shareholders' meeting for a shareholder to notify the corporation of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. By-Law No. 2 applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice must be given to the corporation not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting (which is not also an annual meeting) of shareholders, notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. In the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice and access is used for delivery of proxy related materials, notice must be given not less than 40 days prior to the date of the meeting (but in any event, not prior to the date on which the first public announcement of the date of the meeting was made); provided, however, that if the meeting is to be held on a date that is less than 50 days after the date of such public announcement, notice shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth day following the date on which the first public announcement of the date of the meeting was made and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth day following the date of such public announcement. Shareholders should consult the full text of By-Law No. 2, which is available on Suncor's website at www.suncor.com and has been filed under the corporation's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As at the date of this management proxy circular, the corporation had not received any additional director nominations.

62  Management Proxy Circular 2021  Suncor Energy Inc.

Corporate Governance

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange (NYSE). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the SEC, including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the SEC Requirements).

NYSE corporate governance requirements are generally not applicable to non-U.S. companies; however, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor's corporate governance practices in 2019 and 2020 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule B under the heading, "Compliance with NYSE Standards".

Suncor's Corporate Governance Summary this year is based on the Canadian Requirements, as set out in National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices. This summary has been approved by the Board, on the recommendation of its Governance Committee. Suncor's Corporate Governance Summary can be found in Schedule B.

Additional Information

Additional information relating to Suncor, including financial information, is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2020 and in its MD&A, which are included in our 2020 Annual Report. Copies of these documents are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by e-mail request to info@suncor.com, or by referring to the company's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Advisories

This management proxy circular and the schedules hereto contain certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the corporation in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this management proxy circular and the schedules hereto include references to: the business and procedure of the meeting; the composition of the Board following the meeting; the expectation that share buybacks will resume in 2021; the belief Suncor structures compensation plans and programs and maintains guidelines and policies which it believes limit excessive risk; that Suncor believes it provides the right balance in its overall rewards program to attract talent through "total direct compensation"; that operating efficiencies are anticipated to deliver $300 million annually; that feedback from the great place to work survey and the Inclusion Index will enable

Management Proxy Circular 2021  Suncor Energy Inc.  63

Suncor to continue to chart a deliberate path to an inclusive and diverse workplace; the expectation that Suncor will generate an additional $2 billion in annual free funds flow by 2025; the expectation that 70% of the vesting level for 2019 and 2020 PSUs will be determined based on Suncor's relative TSR performance and the remaining 30% of the vesting level will be based on Suncor's ROCE performance relative to targets; the expectation that Suncor remains well-positioned and on track to quickly increase cash flow coming out of 2020 difficulties; the expectation that none of the nominees for director will be unable to serve as director; the anticipated timing of the retirement of directors from the Board; the belief that the granting of options is an important part of Suncor's overall compensation program; the expectation that, if the proposed increase is not approved, the SOP would have 8,193,973 common shares reserved for future option grants and, once this remaining reserve is used, Suncor would no longer be permitted to grant options under the SOP and this would limit Suncor's ability to continue its current practice of granting options to eligible plan participants as a component of the long-term incentive program and would require Suncor to provide an alternate form of long-term incentive compensation; the belief that all non-employee directors, including the Board chair, have met or are on track to meet the share ownership guidelines; the expectation that a comprehensive review of executive and board share ownership guidelines will occur in 2021 with any changes planned to be effective January 1, 2022; the expectation that, beginning in 2021, DSUs will represent 60% of annual target pay for non-employee directors and the Board chair before any elections to defer cash compensation; the belief that cogeneration and wind power are cornerstones of our commitment to a 30% reduction in greenhouse gas intensity by 2030; the belief that the company will continue to raise the bar for future efforts; the expectation that 2021 is set to deliver strong, sustainable performance focused on operational excellence, deliver incremental cash flow as planned, and further define our role in energy transition; the belief that tangible results continue to underscore the positive future that the board and executive leadership see; the expectation that high risk reduction efforts continue through a Serious Injury and Fatality program; the expectation of the upcoming consolidation of the downstream workforce into the company's head office operational hub; the expectation of installing corporate-wide standard procedures, implementing automated haul systems at Fort Hills, advanced bitumen extraction analytics, partnering with Great Places To Work to drive employee engagement, implementing plans for new HR information and asset/inventory management systems, and introducing collaboration software across the company; the expectation that, subject to investigation, coordinated action will be taken with measures implemented to eliminate the potential for future similar incidents to those resulting in fatalities at Fort Hills in December 2020 and Base Plant in January 2021; the expectation that Suncor will become operator of the Syncrude asset by the end of 2021; the belief that the Board should include individuals from diverse backgrounds, having regard to gender, members of visible minorities, Aboriginal status, age, persons with disabilities, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background and other diverse attributes; the belief that business performance will be enhanced and social responsibilities met through the inclusion of people with diverse genders, backgrounds, cultures, experiences and perspectives; the belief that, in charting a path to be a great place to work for everyone, Suncor's goal is to create a work environment that enables everyone – women and men, people with disabilities, Indigenous people, visible minorities and LGBTQ2S+ – to contribute to business performance and the achievement of our social responsibilities; the belief that the most effective way to achieve a goal of increasing representation of minority persons at all levels of leadership is to identify high potential candidates, enable the development of their skills, and make available opportunities to become effective leaders; the expectation that discourses about racism, discrimination, and unfair treatment will continue in 2021, with action guided by Suncor's Inclusion and Diversity Council; and the expectation that presentations and tours at the sites of Suncor's principal operations for directors will resume as soon as conditions surrounding COVID-19 allow.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to

64  Management Proxy Circular 2021  Suncor Energy Inc.

achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties, tariffs, quotas and other government-imposed compliance costs and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the corporation's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to us; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the corporation from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the corporation's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the corporation's facilities; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the corporation's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the corporation has an interest;

risks associated with land claims and Aboriginal consultation requirements; the risk that the corporation may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail in Suncor's AIF, its MD&A, Form 40-F and other documents it files from time to time with securities regulatory authorities. Copies of these documents and Suncor's audited consolidated financial statements for the year ended December 31, 2020 are available without charge from Suncor at 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the corporation's profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. The forward-looking statements contained in this management proxy circular and the schedules hereto are made as of the date hereof. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Financial information in this management proxy circular is reported in Canadian dollars, unless otherwise noted, and is provided in Suncor's audited consolidated financial statements for the year ended December 31, 2020 and the MD&A, which are included in our 2020 Annual Report. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain financial measures in this management proxy circular – namely operating earnings, ROCE, free funds flow and FFO – are not prescribed by Canadian GAAP.

Operating earnings is defined in the Advisories – Non-GAAP Financial Measures section of the MD&A and reconciled to the most directly comparable GAAP measure in the Financial Information section of the MD&A. ROCE, free funds flow and FFO are defined and reconciled, as applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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Schedule A: Named Executive Officers' Outstanding Option-based Awards and Grant Date Fair Values for Share-based Awards

The following table provides details of options held by the NEOs as at December 31, 2020. Details of options granted to NEOs subsequent to December 31, 2020 are included in the "Compensation Discussion and Analysis" section of the management proxy circular.

		Option-Based Awards

Name	Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date(2)	Value of unexercised "in-the-money" options(3) ($)

M.S. LITTLE	Feb. 13, 2014	210 000	36.04	Feb. 13, 2021	—

President and Chief Executive	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	—

Officer	Feb. 15, 2016	250 000	30.21	Feb. 15, 2023	—

	Feb. 20, 2017	265 000	42.03	Feb. 20, 2024	—

	Dec. 11, 2017	35 600	43.99	Dec. 11, 2024	—

	Feb. 22, 2018	375 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	538 700	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	414 231	39.08	Feb. 18, 2027	—

A. COWAN	Aug. 12, 2014	152 800	43.00	Aug. 12, 2021	—

Chief Financial Officer	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	—

	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	—

	Feb. 20, 2017	220 000	42.03	Feb. 20, 2024	—

	Feb. 22, 2018	210 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	217 800	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	138,889	39.08	Feb. 18, 2027	—

M.R. MACSWEEN	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	—

Executive Vice President,	Feb. 16, 2015	210 000	38.90	Feb. 16, 2022	—

Upstream	Feb. 15, 2016	180 000	30.21	Feb. 15, 2023	—

	Feb. 20, 2017	215 000	42.03	Feb. 20, 2024	—

	Feb. 22, 2018	205 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	212 600	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	136 453	39.08	Feb. 18, 2027	—

K.P. SMITH	Sep. 9, 2013	20 000	36.08	Sep. 9, 2020	—

Executive Vice President,	Feb. 13, 2014	160 000	36.04	Feb. 13, 2021	—

Downstream	Feb. 16, 2015	195 000	38.90	Feb. 16, 2022	—

	Feb. 15, 2016	230 000	30.21	Feb. 15, 2023	—

	Feb. 20, 2017	220 000	42.03	Feb. 20, 2024	—

	Feb. 22, 2018	205 000	42.99	Feb. 22, 2025	—

	Feb. 15, 2019	212 600	43.01	Feb. 15, 2026	—

	Feb. 18, 2020	138 889	39.08	Feb. 18, 2027	—

S.D.L. REYNISH(4)	Feb. 15, 2016	153 333	30.21	Feb. 15, 2023	—

Executive Vice President,	Feb. 20, 2017	143 333	42.03	Sep. 9, 2023	—

Strategy & Operations	Feb. 22, 2018	205 000	42.99	Sep. 9, 2023	—

	Feb. 15, 2019	212 600	43.01	Sep. 9, 2023	—

	Feb. 18, 2020	136 453	39.08	Sep. 9, 2023	—

(1)
Refers to options granted under the SOP.

(2)
Subject to extension in certain circumstances in accordance with the terms of the SOP. The expiry date of options held by Mr. Smith that were scheduled to expire in September 2020 was extended as a result of a blackout.

(3)
Value reported reflects the "in-the-money" amount between the closing price on the TSX of a common share on December 31, 2020 ($21.35) and the exercise price of the options held at December 31, 2020.

(4)
Mr. Reynish retired on September 8, 2020. Following Mr. Reynish's retirement, Mr. Reynish continued to act in similar capacity under a separate compensation arrangement. The expiry date of his stock options was adjusted to the earlier of original expiry and three years after his retirement in accordance with the terms of the SOP.

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Grant Date Fair Values for Share-Based Awards

The following table provides the grant date fair values for share-based awards granted to NEOs in 2018, 2019 and 2020.

Name	Year	PSUs ($)	RSUs ($)	DSUs ($)

M.S. LITTLE	2020	39.08	39.08	—

President and Chief Executive Officer	2019	43.01	—	—

	2018	42.99	—	—

A. COWAN	2020	39.08	39.08	—

Chief Financial Officer	2019	43.01	—	—

	2018	42.99	—	—

M.R. MACSWEEN	2020	39.08	39.08	—

Executive Vice President, Upstream	2019	43.01	—	—

	2018	42.99	—	—

K.P. SMITH	2020	39.08	39.08	—

Executive Vice President, Downstream	2019	43.01	—	—

	2018	42.99	—	—

S.D.L. REYNISH	2020	39.08	39.08	—

Executive Vice President, Strategy & Operations	2019	43.01	—	—

Services(1)	2018	42.99	—	—

(1)
Following Mr. Reynish's retirement, Mr. Reynish continued to act in similar capacity under a separate compensation arrangement.

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Schedule B: Corporate Governance Summary

Throughout this summary, there are references to information available on the Suncor Energy Inc. (Suncor or the Corporation) website. All such information is available at www.suncor.com under the "About Us – Governance" tab. In addition, shareholders may request printed copies of these materials by contacting Suncor at the address on the back of the management proxy circular to which this schedule is attached (the Circular), by calling 1-800-558-9071 or by email request to invest@suncor.com.

Suncor's board of directors (Board) and management are committed to best practices in corporate governance. Suncor has a comprehensive corporate governance program which follows best practices and is in compliance with all applicable rules and regulations.

Board of Directors – Composition and Independence

The cornerstone of Suncor's governance system is its Board, whose duty is to supervise the management of Suncor's business and affairs. The composition of the Board and its independence are important elements of this system. Mark S. Little, Suncor's President and Chief Executive Officer (CEO), is the only member of the Board who is not independent. Following the 2021 annual meeting (the Annual Meeting) and assuming that all nominees for director are elected as contemplated in the Circular, 10 of 11 members (91%) of the Board will be independent directors. A short biography of each individual standing for election to the Board can be found starting on page 8 of the Circular.

Suncor's independent directors meet in-camera at each Board and committee meeting without Mr. Little or any other member of management present. The Board sessions are presided over by Michael M. Wilson, Suncor's independent Board chair. The committee sessions are presided over by the independent chairs of the respective committees. The applicable chair then communicates to management any issues or matters discussed at the in-camera meetings requiring management attention.

The Board has approved written position descriptions for the Board chair and Board committee chairs, which are available on Suncor's website.

The position description for the Board chair is also set out in Schedule C. These position descriptions supplement the Terms of Reference, as described below. The position descriptions are reviewed annually by the Governance Committee. Any changes to the position descriptions are presented by that committee to the full Board. Minor administrative changes were approved by the Corporate Secretary in 2020.

On an annual basis, the Governance Committee reviews and assesses the independence of its members in accordance with criteria it has adopted for this purpose. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence as well as additional requirements applicable to members of the Audit Committee. Suncor's independence criteria, which are set out in Schedule D, are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 63 of the Circular).

In applying the independence criteria, the Governance Committee reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through a family member, or as a partner, shareholder or officer of another organization that

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has a relationship with Suncor. The Governance Committee determines in each case whether the relationships could be reasonably expected to interfere with the exercise of the director's independent judgement.

Some members of the Board are involved with companies with which Suncor has business relationships. The Governance Committee has reviewed each of these relationships against the independence criteria and has determined that none of these relationships impair the independence of the individual directors: (i) as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them nor is it dependent on or variable with the nature or extent of the business relationship with Suncor; (ii) any business relationship with Suncor is not material to Suncor or the other company; and (iii) they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve.

The Board's conflict of interest policy precludes these directors from voting with respect to any contract or transaction where a potential conflict of interest could exist, should they be considered by the Board (see "Conflicts of Interest and Related Party Transactions").

Other Public Company Board Memberships.  While Suncor does not limit the number of public company boards on which a director may serve, the Terms of Reference provide that each director should ensure that he or she is able to devote sufficient time and energy to carry out his or her duties effectively. Suncor's CEO can only join the board of another public company with the consent of the Board.

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out on pages 8 to 13 of the Circular.

None of Suncor's directors are considered to be "over-boarded" as currently defined by the guidelines established by either Institutional Shareholder Services, Inc. or Glass, Lewis & Co. A board "interlock" occurs when two or more Suncor directors are on the board of another public company. Suncor does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. None of Suncor's directors currently have a board interlock.

Nomination of Directors and Selection Process

The Governance Committee conducts the selection process for new nominees to the Board pursuant to its policy on the selection process for new Board members (the Selection Process Policy). Directors are chosen for their integrity, character, sound and independent judgment, breadth of experience, insight and knowledge and business acumen. The Governance Committee has emphasized the Board's commitment to having a diverse Board comprised of individuals having a diversity of backgrounds, experience and skills sets. The inclusion of an appropriate number of female directors and the identification of female candidates is also a key search criterion in the director selection and nomination process as per the terms of the Board diversity policy (the Diversity Policy). See "Inclusion and Diversity" for a discussion of the Diversity Policy and how the Board incorporates diversity into the Board selection process.

Pursuant to the policies of the Board, the assessment and selection process is undertaken by the Governance Committee as needed and consists of several steps, including: (i) maintaining and updating an inventory of capabilities, competencies, skills and qualities of current Board members and of the Board as a whole; and (ii) identifying capabilities, competencies, skills and qualities desired to be added to the Board, taking pending retirements and the Board's current needs and priorities into account. The role of the CEO in that process is limited and appropriate. The Board has determined that the skills and experience of the Board currently maps well to Suncor's business strategy.

The following table lists the capabilities and skills of the non-executive directors standing for election at the Annual Meeting, together with their retirement dates in accordance with Suncor's Retirement and Change of Circumstance Policy (the Retirement Policy), assuming an annual meeting in early May of their retirement year, based on their ages. Below the table is a description of each skill and experience.

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(1)
Dates are in accordance with Suncor's Retirement Policy and indicate the year in which the director must retire, absent exceptional circumstances. See "Board Renewal and Tenure".

(2)
Mr. Little, the only director nominee who is also an executive officer of Suncor, has competencies in the following areas: energy, mining, CEO experience, finance, operations, technology and innovation, public policy/government relations, strategy and economics, EHS, social performance, governance, risk management, global experience and capital markets.

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The preceding inventory is assessed as required to identify any capabilities and skills to be added to the Board in light of the Board's current needs and priorities. An update to the skills matrix was approved by the Board in 2021. The Governance Committee uses this assessment as a basis for identifying selection criteria describing the skills, experiences, qualifications, diversity (gender, members of visible minorities, Aboriginal status, age, persons with disabilities, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background and other diversity attributes) and personal qualities desired in potential new Board members.

The Governance Committee identifies candidates from a number of sources, including executive search firms and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee, with the assistance of an executive search firm, identifies a short list of potential candidates to pursue further. In addition to the factors listed above, the Governance Committee considers whether each candidate can devote sufficient time and resources to his or her duties as a Board member. The identification of diverse candidates is also a key search criterion in the director selection and nomination process.

The Governance Committee engages an executive search firm or other third-party expert to assist in carrying out its duties and must retain such parties to complete reference and background checks on Board candidates. Pursuant to Board policies, the Governance Committee is required to maintain an evergreen list, updated as needed, of potential Board candidates for planned and unplanned vacancies.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the Governance Committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation on Board candidates to the full Board. Candidates may be appointed by the Board to hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Inclusion and Diversity

Board of Directors.  A fundamental belief of Suncor's Board is that a board comprised of women and men representing diverse points of view can add greater value than a board comprised solely of directors with similar backgrounds. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting Suncor. This belief in diversity has been confirmed in the Diversity Policy adopted by the Board. The Diversity Policy provides that the Board should include individuals from diverse backgrounds, having regard to gender, members of visible minorities, Aboriginal status, age, persons with disabilities, business experience, professional expertise, personal skills, stakeholder perspectives, geographic background and other diverse attributes. In particular, the Board believes there should be an appropriate number of female directors and aspires to maintain a Board in which each gender represents at least 30% of the members of the Board. Accordingly, consideration of whether the diverse attributes highlighted in the Diversity Policy are sufficiently represented on the Board is an important component of the selection process for new members of Suncor's Board.

The Board has ensured that the Diversity Policy will be effectively implemented by embedding it into its Selection Process Policy. The Selection Process Policy requires the Governance Committee to conduct periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Diversity Policy, including the number of women on the Board. The Governance Committee has emphasized the Board's commitment to the recruitment of women in recent years by making the identification of female candidates a key priority in the director selection and nomination processes it has undertaken. The Diversity Policy requires that it is reviewed annually to assess its effectiveness in promoting a diverse Board. The Board members also have the opportunity to evaluate, on an annual basis, the effectiveness of the director selection and nomination process through the Evaluation Process (as defined herein); see "Annual Evaluation Process" under the heading "Board Tenure and Renewal".

Through the Diversity Policy, the Board has established a measurable gender diversity target of 30% for each of the male and female gender. The Board is proud that, with 40% women currently on the Board, it exceeds the target in the Diversity Policy as well as the aspirational objective of the 30% Club Canada. Further, following the Annual Meeting and assuming that all nominees for director are elected as contemplated in the Circular, four of eleven directors (36%) on the Board will be women. One of the eleven director nominees (9%) is Aboriginal. There are no director nominees that are a member of a visible minority or have a disability. The Board has not, however, established a target regarding the number of visible minorities, persons with disabilities, or persons with Aboriginal status on the Board. The Board has determined that, at this time, additional targets would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and

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backgrounds and believes its current make up reflects the principles of diversity set out in the Diversity Policy.

The graphs below show the breakdown of the 2021 director nominees by gender and age.

Suncor Management.  While 2020 presented unprecedented challenges, Suncor's people focus and continued commitment to creating an inclusive and diverse workplace reflects a strongly-held belief that business performance will be enhanced and social responsibilities met through the inclusion of people with diverse genders, backgrounds, cultures, experiences and perspectives.

Suncor is charting a path to be a great place to work for everyone. To that end, our goal is to create a work environment that enables everyone – women and men, people with disabilities, Indigenous people, visible minorities and LGBTQ2S+- to contribute to business performance and the achievement of our social responsibilities.

Suncor's Inclusion and Diversity Council, comprised of senior leaders from across the business, leads the development and execution of the inclusion and diversity strategy and it supports the successful implementation of business unit-specific initiatives that reflect pillars of the strategy: leadership, understanding and skill development, employee involvement, processes, and industry and community.

In 2019, Suncor's inclusion and diversity strategy and plans focused on increasing leader and employee awareness of the importance and value of an inclusive, respectful and diverse workplace, with an emphasis on the overall representation of women and Indigenous people in the workforce.

In 2020, under the guidance of the Inclusion and Diversity Council, Suncor undertook efforts to realize stated objectives: ensure the organization has highly qualified women to fill vacancies, including vacancies in leadership roles; increase the representation of women, particularly in operations and maintenance roles; and contribute to Suncor's social goal by improving Indigenous workforce development through hiring, retention and advancement of Indigenous employees across our business.

Currently, two out of nine members (22%) of Suncor's executive leadership team, which is comprised of Suncor's executive officers, are women and seventeen out of forty-eight (35%) of Suncor senior leaders are women. There is one (2%) senior leader who is Indigenous, two (4%) senior leaders who are members of a visible minority, and one (2%) senior leader identified as a person with a disability.(1) There are no members of the executive leadership team who are Indigenous, a member of a visible minority or identify as having a disability. Although Suncor does not set representation targets in executive officer or senior leadership positions, it believes the most effective way to achieve a goal of increasing representation of minority persons at all levels of leadership is to identify high potential candidates, enable the development of their skills, and make available opportunities to become effective leaders. To this end, in 2020, Suncor evaluated and refined its selection and development processes to help identify and remove systemic barriers to advancement.

Through Indigenous community and post-secondary partnerships, Suncor actively recruited Indigenous candidates to Suncor. Through mentorship programs and the co-creation and implementation of plans designed to address skill and training needs, candidates prosper and succeed at Suncor.

While the organization remained focused on advancing its stated objectives in 2020, events that heightened awareness of racism, discrimination, and unfair treatment challenged the organization to develop a direct response, one that reflects its commitment to inclusion, diversity, anti-racism and social responsibility. Suncor stepped into the discourse in 2020, initially through the release of its Black Lives Matter statement, a commitment to lead positive change, and through its "Conversation About Racism and Call To Action" series, a conversation series that invited employees to share their personal experiences and ideas to bring about change. The discourse will continue in 2021, with action guided by Suncor's Inclusion and Diversity Council.

2020 accomplishments include the implementation of several other programs that serve our commitment to inclusion and diversity.

(1)
Data on the representation of Indigenous people, visible minorities, persons with disabilities and LGBTQ+ persons is captured through voluntary self-identification.

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The new Parental Leave Program recognizes men and women, birth and adoptive parents, and provides additional financial support to individuals on parental leave. The Equal Opportunity and Inclusion Policy and Respectful Workplace Standard set out the organization's expectation that all employees demonstrate, through the fulfillment of their responsibilities, respectful and inclusive behaviors. Suncor developed and sponsored leadership development programs to enable the development of inclusive and supportive leadership behaviours, as well as Unconscious Bias training to foster awareness of how bias can impact decisions, actions and relationships.

In the face of 2020's challenges, Suncor's seven employee-led inclusion networks (four which were newly created in 2020), hosted educational and networking events, and it recognized and celebrated the rich diversity of Canada and our workforce through numerous events such as recognizing International Women's Day, International Men's Day, Pride Month, Indigenous Peoples Day, Black History Month, Orange Shirt Day, and International Day for Persons with Disabilities.

In 2020, we invited all employees to participate in the Great Place to Work® survey, establishing a baseline measure for an inclusive workplace (currently 60%). Feedback from the survey and this measure – the Inclusion Index – will enable Suncor to continue to chart a deliberate path to an inclusive and diverse workplace.

Board Tenure and Renewal

The Board's goal is to be made up of members who have a range of perspectives, insights and views in relation to issues affecting Suncor. In furtherance of that goal, the Board has implemented two primary mechanisms of board renewal: the Retirement Policy; and an annual evaluation process, each of which is described in detail below. The Board has not adopted term limits for directors as it believes the Retirement Policy and the annual board evaluation process are effective in achieving the appropriate level of renewal of the Board's membership.

The tenure of directors standing for election at the 2021 meeting can be summarized as follows, with the average director tenure being 5.5 years:

Retirement Policy.  The Board has adopted the Retirement Policy, which provides that all directors, other than management directors, must retire from the Board upon completion of their term of office at the annual meeting of shareholders following their 72nd birthday. The Governance Committee, in consultation with the Board chair, has the authority under exceptional circumstances to recommend extension of the term of a Board member if the retirement of such director would not be in the best interests of Board continuity and effectiveness. Any such extension shall be subject to the approval of the Board. The CEO and other management directors are required to leave the Board when they cease to be employees of Suncor.

Annual Evaluation Process.  Suncor's Board Effectiveness Policy establishes an annual process (the Evaluation Process) whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the Board chair, committee chairs and individual directors and to identify areas where effectiveness may be enhanced. The results of the Evaluation Process carried out in 2020 confirmed that all directors and committees, and the Board as a whole, effectively fulfilled their responsibilities.

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) an evaluation form that explores the directors' views and solicits feedback on how well they believe the Board and its committees, including their chairs, are performing (the Board Effectiveness Survey); and (ii) a peer feedback survey (the Peer Survey) that explores the directors' views and solicits feedback on their assessment of other directors' performance, including their contributions and participation in Board discussions and debate, accountability, knowledge, experience, demonstration of high ethical standards and communication and persuasion skills.

The Evaluation Process includes open-ended questions to allow directors to elaborate on their responses and to suggest improvements. The Board Effectiveness Survey asks each director whether he or she believes the Board and each of its committees are functioning as they should in accordance with their mandates. Consideration of the appropriateness of the Board's size is also addressed and the size of the Board was confirmed to be appropriate by the directors in 2020. Information obtained from the answers to these questions assists the Board in determining whether any

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of the Board or committee mandates or Board processes or policies should be revised.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by the Corporate Secretary and presented in a report which is circulated to the chair of the Governance Committee and Board chair, who then works with the Corporate Secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the first Governance Committee meeting in each calendar year and timelines and action items are assigned at the meeting to track any follow-up to effect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results and action items at the first meeting of the Board in each calendar year and reports on the progress made on the recommendations throughout the year. All materials distributed to the Governance Committee are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the Corporate Secretary and a summary report is circulated to the chair of the Board and the Governance Committee. Individual directors receive their personal results.

The Board chair conducts one-on-one meetings with each director to discuss his or her peer review results and to receive input on governance, risk and strategy. The Board chair discusses his own peer review results with the chair of the Governance Committee. The one-on-one meetings are completed prior to the first Board and committee meetings held in each calendar year. This allows any input provided on governance, risk and strategy to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the Board chair prepares a summary of key items arising from these discussions which are discussed in-camera at the Governance Committee and at the meeting of the full Board.

Terms of Reference

The Board has adopted terms of reference (the Terms of Reference), which serve as the charter of the Board. The Terms of Reference are reviewed by the Board at least annually. They include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate that describes its major responsibilities, goals and duties. Matters included in the mandate range from specific matters, including those that by law must be exercised by the Board, such as the declaration of dividends, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor and its business.

The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule E.

The Board discharges certain of its responsibilities through its four standing committees: the Audit Committee, the Environment, Health, Safety and Sustainable Development (EHS&SD) Committee, the Governance Committee and the Human Resources and Compensation Committee (HR&CC). Each committee has a mandate, which it reviews annually and updates as appropriate.

Any proposal to amend the mandates is reviewed by the Governance Committee for recommendation to the Board. In addition to administrative amendments, The HR&CC mandate was updated in 2020 to state that the committee now approves pay for the executive leadership team (other than the CEO), rather than reviewing the CEO recommendations. There were no material amendments to the other committee mandates in 2020.

The Governance Committee, with input from the Board chair, makes recommendations to the Board regarding committee appointments. In considering the appointment of members to Board committees, the Governance Committee and the Board endeavor to include directors of diverse backgrounds and at least one director with expertise and experience relevant to the committee's key roles.

Except where otherwise specified in the Terms of Reference, Suncor's by-laws or the relevant committee mandate, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, the committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their mandates to the full Board.

The committees also have the authority to conduct independent investigations into matters that fall within the scope of their responsibilities and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

The Board delegates day-to-day management of Suncor's business to the CEO and other members of senior management. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated by the Board.

The Board has developed and approved a position description for the CEO, which includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations and

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management's relationship with the Board. A copy of the CEO position description is available on Suncor's website.

The following is a description of some key duties of the Board as set out in the Terms of Reference. For more information, please refer to "Board Committees", the Terms of Reference and the mandates of the Board committees available on Suncor's website.

Ethics.  The Terms of Reference require the Board, through the CEO, to establish Suncor's standards of conduct, including the Corporation's general moral and ethical tone and compliance with applicable laws. The CEO in turn is accountable for setting a high ethical tone and fostering a culture of integrity throughout the organization. The Board plays an active role in ensuring a high standard of corporate ethics and integrity through its oversight of Suncor's written standards of business conduct (the Code) and compliance program (see Ethical Business Conduct), and through its assessment and evaluation of the performance of the CEO.

Strategic Planning.  One of the Board's major duties is to review, with management, Suncor's purpose, objectives and goals and the strategies and plans for achieving them. The Board also monitors Suncor's progress toward its strategic goals and plans, and revises Suncor's direction where warranted.

The Board is continually updated on the human, technological and capital resources required to implement Suncor's strategies and any regulatory, environmental, social, cultural or governmental constraints that may impact Suncor in carrying out its business objectives. Where instructive, this includes a competitive analysis of Suncor against its peers in different facets of its business. The Governance Committee acts as a sounding board for management on key strategic initiatives, and ensures that timely Board reviews of these initiatives occur throughout the year.

In addition to the Board's ongoing stewardship over Suncor's strategy, each year the Board holds a meeting devoted solely to corporate strategy. The Governance Committee works with management to design this annual strategy meeting, and following the meeting, assesses its effectiveness. The annual strategy meeting generally includes internal and external speakers to provide updates and perspectives on topical issues that could impact Suncor's corporate strategy. Discussions also occur at regularly scheduled Board meetings throughout the year to update the corporate strategy and to discuss developments, opportunities and issues that arise during the year on an as-needed basis.

The Board is also responsible for ensuring Suncor has an effective strategic planning process, and on an annual basis reviews Suncor's annual business plan (including Suncor's annual capital budget) and in doing so endorses the strategies reflected in Suncor's long-range plan.

The Governance Committee provides assistance to the Board by annually assessing Suncor's planning and budgeting processes.

Stakeholder Communications.  Suncor has a disclosure policy that establishes guidelines for Suncor's communications with shareholders, investment analysts, other stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. The Code addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contract workers trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and Chief Financial Officer (CFO). Suncor has a Disclosure Committee, chaired by the Vice President and Controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of financial reports by the CEO and CFO.

Suncor interprets its operations for its shareholders and other stakeholders through a variety of channels, including its periodic financial reports, securities filings, news releases, Report on Sustainability, Climate Risk and Resilience Report, webcasts, external website, social media posts, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, which incorporate surveys of shareholders and analysts, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis (MD&A), the management proxy circular, the annual information form/Form 40-F and news releases containing significant new financial information, among other items.

Shareholder Engagement.  Suncor recognizes the importance of strong and consistent engagement with its shareholders. The Board is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders and that these systems are appropriately resourced.

Suncor maintains a toll-free phone number as well as email and regular mail addresses for stakeholder feedback and questions. In addition, Suncor encourages shareholders to attend Suncor's annual meeting and this year interested parties may attend the virtual meeting. The annual meeting provides a valuable opportunity to hear directly from Suncor's management about the results of Suncor's business

8

and operations, as well as its strategic plans. When held in person, members of the Board attend annual meetings and the Board chair and the chair of each Board committee are available to answer questions as appropriate. This year Board members will not attend in-person as the Annual Meeting is virtual-only. However registered shareholders and duly appointed proxyholders may still ask questions at the Annual Meeting (see "Meeting, Voting and Proxies: Questions and Answers" on pages 3 to 6 of the Circular). In addition, senior management hold quarterly conference calls and webcasts with the investment community to review Suncor's most recently released financial and operating results.

The Board recognizes that it is also important for the Board to communicate with shareholders, including organizations that represent or advise shareholders (collectively, Interested Parties) on matters of governance, and to that end, has adopted a Shareholder Communication and Engagement Policy (the Engagement Policy). In accordance with the Engagement Policy, Interested Parties may communicate to the Board in writing to express their views on matters that are important to them, by addressing their correspondence to the Board in care of the Corporate Secretary at the address on the back page of the Circular, or via email at: invest@suncor.com, subject line: Attention: Chair of the Board / Chair of [Insert Board Committee Name] c/o Corporate Secretary. The Board has determined that questions or concerns related to the Board and senior management succession processes, executive and Board compensation, Board level corporate governance and other matters that are within the scope of the Board's supervisory and oversight duties, as set out in its Terms of Reference, may appropriately be addressed to, and by, the Board. In addition, the Engagement Policy recognizes that in certain circumstances it may be appropriate for Board members, generally through the Board chair or the chair of a committee, to meet with an Interested Party, and sets out criteria to be considered if the Board receives a meeting request and terms applicable to the conduct of any such meeting.

During 2020, the Board chair, certain directors and several members of the executive team communicated with various corporate governance stakeholders to listen to their opinions. These meetings involved a dialogue on a number of topics, including: corporate governance (Board composition/diversity, governance structures/processes, compensation, risk oversight), climate risk management, water and tailings management, technology, sustainability strategy, sustainability disclosure, community, Indigenous relations and operating results.

Risk Oversight.  Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The Board oversees Suncor's Enterprise Risk Management Program (the ERM Program). In accordance with the ERM Program, senior management, including the CEO, undertakes an entity-wide process to identify, assess and report on the significant risks to Suncor's business and management's strategies to address risk.

The Board ensures there are systems in place to effectively identify, manage and monitor the principal risks of Suncor's business, and to mitigate their impact. A principal risk is generally considered to be an exposure that has the potential to materially impact Suncor's ability to meet or support its strategic objectives.

Each year the Board reviews Suncor's principal risks. The Audit Committee annually reviews the governance of the ERM Program and ensures each principal risk has an executive sponsor and is mapped to a Board committee or the full Board as appropriate for oversight. The Audit Committee also reviews and approves the appointment of the vice president responsible for Suncor's enterprise risk and internal audit function, who reports directly to the Audit Committee regarding enterprise risk management matters.

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The following table sets forth Suncor's principal risks and the Board committee and/or full Board to which each principal risk is mapped for oversight, as well as highlighting the role of the Board and the Audit Committee in reviewing the principal risks.

Risk Category	Board of Directors	Audit Committee	Governance Committee	EHS&SD Committee	HR&CC

Principal Risk Review	✓	✓

Commodity Price	✓

Major Operational Incident (Safety, Environmental and Reliability)	✓			✓

Government/Regulatory Policy				✓

Carbon Risk	✓			✓

Market Access	✓

Digital and Cybersecurity	✓	✓

Project Development and Execution	✓

Cumulative Impact and Pace of Change					✓

Tailings Management, Dam Integrity and Mine Closure				✓

Members of the Board question management at Board and committee meetings, as well as throughout the year, to ensure that risks are appropriately identified, assessed, mitigated and monitored. The high level of engagement of Board members, as well as their extensive experience, contributes to the effectiveness of the Board's risk oversight, and contributes to the Board's understanding of the interrelationship of risks and any pre-existing conditions or vulnerabilities that could have a compounding impact on Suncor.

Sustainability is embedded in Suncor's purpose, as well as being a key strategic priority and focus area, which is reflected by the establishment in 2017 of a Chief Sustainability Officer. Environmental and social concerns are integrated into our existing principal risks and ERM Program.

For a detailed explanation of the significant risks applicable to Suncor and its businesses, see "Risk Factors" in Suncor's Annual Information Form dated February 24, 2021, filed under Suncor's profile at www.sedar.com.

Succession Planning and Monitoring/Evaluating Senior Management.  The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning. While the Board remains active in this area, the HR&CC is specifically mandated to assist the Board by ensuring that appropriate executive succession planning and performance evaluation programs and processes (including development and career planning) are in place and operating effectively for executives. The HR&CC also reviews significant changes to the organization's structure as they arise and the impact these changes have on executive roles.

The HR&CC annually reviews the succession planning process and results for executive leadership, and reports to the Board on these matters. As part of this process, the CEO, supported by the Chief People Officer reviews candidates for the CEO and other executive leadership positions, with the HR&CC. In its July meeting, the HR&CC reviewed and confirmed its support for Suncor's succession and development plans for its senior executive positions. The HR&CC also met in camera to discuss the CEO succession plan and has an emergency CEO succession plan in place, should it be required.

The Board also reviews Suncor's processes for identifying successors for its vice presidents, employees who directly report to its vice presidents, and managers. Successors are identified using a formal process that rigorously assesses leadership potential across Suncor using specific criteria, including employees' performance, aspirations, engagement, agility, experience and capabilities. For a discussion of how Suncor considers diversity in this process, see "Inclusion and Diversity".

The Board encourages the CEO to expose the Board to Suncor's executives and high potential employees, both for succession planning and career development and to provide the Board with a broader perspective on issues relevant to

10

Suncor. Directors are provided with opportunities to meet with Suncor employees through attendance at events hosted by Suncor, such as Suncor's Excellence Awards, or when they visit Suncor's facilities.

The HR&CC assists the Board in monitoring the CEO's performance by conducting an annual performance review against predetermined goals and criteria (including the goal of succession planning). The HR&CC also reviews with the CEO the performance of his direct reports.

Expectations and Responsibilities of Directors.  The Terms of Reference, supplemented by a Board approved accountability statement for directors (the Accountability Statement), which is available on Suncor's website, identifies the key expectations placed on Board members. Board meeting dates are established well in advance and directors are expected to be prepared for and attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2020 are set out on page B-14.

Directors are required to devote sufficient time, effort and energy to their role as a Suncor director to effectively discharge their duties to Suncor and the Board. Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Internal Controls.  The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal controls and management information systems. The Audit Committee assists the Board in this regard and monitors the effectiveness and integrity of Suncor's financial reporting, management information, internal controls of business processes and Internal Audit function (excluding operations integrity audit matters, which are specifically within the mandate of the EHS&SD Committee(2)).

The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities and performance of the Internal Auditors. The appointment or termination of the vice president responsible for Internal Audit is approved by the Audit Committee. This individual has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. The Audit Committee also reviews and recommends appointees to the office of the CFO.

Board Committees

In addition to the responsibilities described elsewhere in this Schedule, the following provides a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandate of each Board committee is available on Suncor's website.

Governance Committee.  The Governance Committee assists the Board in two main areas: corporate governance; and corporate strategy.

In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. In doing so, it closely monitors emerging best practices in governance. In addition, the Corporate Secretary, or her delegate, attends conferences and meetings on governance and updates the committee on developing trends and practices. Suncor also reviews recommendations of governance and shareholder advisory organizations and participates in benchmarking studies undertaken by such organizations to assess its governance practices in relation to those of other issuers in a wide range of geographies and industries. The Corporation's legal function monitors changes in law, administrative policy and stock exchange requirements relating to governance, and provides updates to the Governance Committee.

The Governance Committee also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and any principal risks that have been delegated to the committee for oversight, and assists the Board in its strategy role (see "Ethics" and "Strategic Planning", under the heading "Terms of Reference").

The Governance Committee reviews and reports to the Board on directors' compensation.

In consultation with the HR&CC and outside advisors, the Governance Committee has developed guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation and makes recommendations to the full Board on Board compensation and share ownership guidelines for directors. The Board sets director compensation based upon these recommendations.

Audit Committee.  The Audit Committee assists the Board in matters relating to Suncor's external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters. The Audit Committee also assists the Board in

(2)
References throughout this Schedule to "Internal Audit" in relation to the Audit Committee do not include the operations integrity audit department.

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matters relating to internal controls of Suncor's business processes and the Internal Audit function (see "Internal Controls", under the heading "Terms of Reference").

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement (including fees) or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews with management and external auditors, and as appropriate approves, significant financial reporting matters, the conduct and results of the annual audit and significant finance and accounting policies and other financial matters. The Audit Committee also reviews Suncor's annual and quarterly financial statements, annual and quarterly MD&A and annual information form/Form 40-F. The Audit Committee approves quarterly financial statements and quarterly MD&A through authority delegated by the Board and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluators. The Audit Committee reviews and approves the appointment and terms of engagement (including fees) of the reserves evaluators, including their qualifications and independence and any changes in their appointment.

Suncor's reserves data and report of the reserves evaluators are annually reviewed by the Audit Committee prior to approval by the full Board.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, and funding and investment strategies of Suncor's registered pension plan. The Audit Committee oversees generally the Board's risk management governance model (see "Risk Oversight", under the heading "Terms of Reference") and also reviews audits conducted of Suncor's standards of business conduct compliance program (see "Ethical Business Conduct").

Members of the Audit Committee are required to be financially literate. All of Suncor's directors, including all members of the Audit Committee, are considered financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Ms. Bedient and Mr. MacDonald to be such experts. The criteria for assessing the financial literacy of directors, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference.

For additional information about Suncor's Audit Committee, including the Audit Committee Mandate and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated February 24, 2021, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee.  The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness of management's establishment and maintenance of appropriate EHS&SD policies, and monitoring the adequacy and effectiveness of Suncor's Operational Excellence Management System (an overarching framework to manage operational risk), and related business processes. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD Committee reviews management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits.

Suncor's annual Report on Sustainability, a detailed public disclosure document that includes Suncor's Climate Risk and Resilience Report, reporting on Suncor's EHS&SD progress, plans and performance objectives as well as disclosure on lobbying activities, is also reviewed by the EHS&SD Committee.

The EHS&SD Committee assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development.

Human Resources and Compensation Committee.  The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board in consultation with the HR&CC and the Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and approves their total compensation. For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" in the Circular. See also "Succession Planning and

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Monitoring/Evaluating Senior Management", under the heading "Terms of Reference".

Board and Committee Meetings

The Board chair, in consultation with the Corporate Secretary, has the responsibility of establishing a schedule for meetings of the Board and its committees each year, which is approved by the Board. Board and committee meeting dates are established sufficiently in advance where possible (at least one year and longer if practical) to minimize conflict with other commitments on directors' schedules. The Board holds at least five meetings per year, one of which is dedicated to strategy. If during the course of the year circumstances require Board or committee action or consideration, additional meetings are called.

The Board chair works with the CEO to establish the agenda for each Board meeting. The chair of each committee, in consultation with the committee secretary, determines the agenda for each committee meeting.

Each Board member is free to suggest inclusion of items on any Board or committee agenda. Whenever feasible, important issues for decision are dealt with over the course of two meetings. The first meeting allows for a thorough briefing and the second allows for the final discussion and decision.

The following provides details about Board and committee meetings held during 2020 and the attendance of the directors at these meetings.

Board and Committees	Number of Meetings Held in 2020

Board	10

Audit Committee	7

EHS&SD Committee	4

Governance Committee	5

HR&CC	5

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Number of Meetings and Number of Meetings Attended in 2020

Director(1)	Board(2)	Audit Committee	EHS&SD Committee	Governance Committee	HR&CC	Committees (total)	Overall Attendance

Patricia M. Bedient	10/10	7/7	—	5/5	—	12/12	22/22
	(100%)	(Chair)				(100%)	(100%)

Mel E. Benson	9/10	—	4/4	—	5/5	9/9	18/19
	(90%)					(100%)	(95%)

John D. Gass	10/10	—	—	5/5	5/5	10/10	20/20
	(100%)				(Chair)	(100%)	(100%)

Jean Paul (JP) Gladu(3)	1/1	—	1/1	—	1/1	2/2	3/3
	(100%)					(100%)	(100%)

Dennis M. Houston	10/10	—	4/4	—	5/5	9/9	19/19
	(100%)					(100%)	(100%)

Mark Little(4)	10/10	—	—	—	—	—	10/10
	(100%)						(100%)

Brian MacDonald	10/10	7/7	—	5/5	—	12/12	22/22
	(100%)					(100%)	(100%)

Maureen McCaw	10/10	7/7	4/4	—	—	11/11	21/21
	(100%)		(Chair)			(100%)	(100%)

Lorraine Mitchelmore	10/10	7/7	4/4	—	—	11/11	21/21
	(100%)					(100%)	(100%)

Eira M. Thomas	10/10	—	—	5/5	5/5	10/10	20/20
	(100%)			(Chair)		(100%)	(100%)

Michael M. Wilson(4)	10/10	—	—	—	—	—	10/10
	(100%)						(100%)

(1)
Mr. Girling is not included in this table as he is standing for election at the annual meeting.

(2)
The Board meetings held on February 5 – 6, 2020 and July 22 – 23, 2020 are counted as two meetings for the purpose of the foregoing table.

(3)
Mr. Gladu was appointed to the Board on November 17, 2020.

(4)
Messrs. Little and Wilson are not members of any standing committee and therefore their attendance is only recorded for meetings of the Board. However, throughout the year, Mr. Little attended certain committee meetings on a non-voting basis at the invitation of the committees in his capacity as an officer of Suncor. In 2020, Mr. Wilson also attended such meetings of the committees of the Board on a non-voting basis as he determined appropriate in his capacity as Board chair.

Orientation and Continuing Education

Each new member of the Board participates in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of some of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is made available to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a secure directors' portal.

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of directly acquainting directors with Suncor's operations and the communities in which they are located. These activities could not be undertaken in 2020 due to COVID-19 restrictions but will resume as soon as conditions allow.

The Governance Committee oversees the Board's strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws and opportunities presented by new technologies. In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for presentations from internal or external sources.

14

The Board's Director Continuing Education Policy also encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board with the approval of the Board chair or chair of the Governance Committee. Suncor also purchases memberships for directors in either the Institute of Corporate Directors or the National Association of Corporate Directors to allow them to access additional educational opportunities such as conferences, presentations and seminars.

During 2020, the Board, its committees and individual directors participated in presentations and received educational information on a variety of topics, including those set out in the table below.

Date	Topic	Presented/Hosted By	Attended By

	World Economic Forum Annual Meeting	Oil World and Gas Governors	Mark Little

	CDL Recovery Vision Council(1)	CDL	Mark Little

	World Economic Forum on COVID 19(1)	WEF	Mark Little

	CDL Rapid Screening Consortium – Task Force(1)	CDL	Mark Little

Q1	Hot Button Compensation and Governance Issues	NACD NW Chapter	Patricia Bedient

	Rising Risks of Securities Litigation	NACD	John Gass

	The Forces of Change that Drive Transition: Understanding the Changing Formula for Creating Value in the Canadian Oil and Gas Industry	Peter Tertzakian	Patricia Bedient Mel Benson John Gass Mark Little Brian MacDonald Maureen McCaw Lorraine Mitchelmore Eira Thomas Michael Wilson

	Microsoft CEO Connections(1)	Microsoft	Mark Little

	Pilko 2nd Virtual Governance Forum	Pilko and Associates	Mark Little

	Industry Strategy Council(1)	Government of Canada	Mark Little

	From Surviving to Thriving: Reimagining the Future of Business	NACD Northern California Chapter	Patricia Bedient

Q2	Summer Audit Advisory Council	NACD	Patricia Bedient

	Summer Nominating and Governance Advisory Council	NACD	Patricia Bedient

	A Board's Role in Addressing Racism in America	NACD	Patricia Bedient

	Re-evaluating Short- and Long-Term Incentive Plans During a Crisis	NACD	John Gass

	Thinking About the Future: Board Engagement in Strategy Refresh	NACD	Patricia Bedient

	2020 Global Board Leaders Summit	NACD	Patricia Bedient

	NACD Fall Joint Advisory Council	NACD	Patricia Bedient

Q3	Fall Audit Advisory Council	NACD	Patricia Bedient

	2020 NACD Lead Director Steering Committee	NACD	Patricia Bedient

	Top Considerations for M&A	NACD Pacific NW Chapter	Patricia Bedient

	The "S" in ESG: What Does the Data Say About Diversity and Inclusion in Executive Compensation	NACD	John Gass

	Fireside Chat with Mike Sommers, President & CEO, American Petroleum Institute	CAPP	Mark Little

Q4	Applying Method to the Madness: Tools for Managing 2020 Payouts and Setting 2021 Target Compensation	NACD	John Gass

	Director Orientation	Management	Jean Paul (JP) Gladu

(1)
Denotes sessions that occurred over multiple quarters.

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Ethical Business Conduct

Sound, ethical business practices are fundamental to Suncor's business. Suncor's standards for the ethical conduct of our business are set forth in the Code, which applies to Suncor's directors, officers, employees and contract workers. The Code requires strict compliance with legal requirements and Suncor's values. Topics addressed in the Code include competition, conflicts of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, a respectful workplace, fair dealing in trade relations and accounting, reporting and business controls.

The Code is supported by detailed policy guidance and standards and a Code compliance program, under which every Suncor director, officer, employee and contract worker is required annually to complete a Code training course, read a summary of the Code, affirm that he or she understands the requirements of the Code and provide confirmation of compliance with the Code since their last affirmation, or confirmation that any instance of non-compliance has been discussed and resolved with the individual's supervisor. The summary provided includes a message from the President and CEO emphasizing Suncor's values and making it clear that all representatives of Suncor are expected to conduct business in a safe, fair, honest, respectful and ethical manner.

Suncor also has a supplier code of conduct that highlights the values that are important to Suncor and is a guide to the standard of behavior Suncor expects of all suppliers, contractors, consultants and other third parties Suncor does business with. The supplier code of conduct addresses topics such as safety, human rights, harassment, bribery and corruption and confidential information, among others. It also reinforces our commitment to sustainable development and encourages our business associates to work with us to seek ways to reduce environmental impacts, support the communities in which we work and collectively achieve economic growth. Compliance with the supplier code of conduct is a standard term of all Suncor supply chain contracts.

The Board exercises stewardship over the Code in several respects. Suncor's Internal Auditors audit the compliance program at least once every three years and the vice president responsible for Internal Audit, who has a direct reporting relationship with the Audit Committee, reports on the audit to that committee. Further, the Board has appointed a Chief Compliance Officer who reviews Suncor's Ethics and Compliance Programs and related matters with the Governance Committee on an annual basis.

Moreover, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process. The Governance Committee reviews any changes and ensures the Code continues to reflect Suncor's commitment to ethics and integrity, and addresses all related legal requirements and best practices. Any waivers of Code requirements for Suncor's executive officers or members of the Board must be approved by the Board or appropriate committee thereof and disclosed. No such waivers were granted in 2020.

Suncor encourages employees to raise ethical concerns with Suncor management and Suncor's legal, corporate security, human resources and Internal Audit departments, without fear of retaliation.

In addition, Suncor's "Integrity Hotline" provides a means for Suncor employees to raise issues of concern anonymously, with a third-party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated pursuant to Suncor's internal investigations policy and protocols. The Audit Committee receives regular updates on activities relating to the Integrity Hotline. Pursuant to the Code, the vice president responsible for Internal Audit is charged with responsibility for maintaining the Integrity Hotline and ensuring that all alleged Code violations are investigated in conjunction with the Chief Compliance Officer and legal counsel.

Suncor provides additional specialized training for employees for matters governed by the Code where it is determined such training would be necessary or beneficial. For example, certain employees directly involved with Suncor's international and offshore operations are required to periodically attend focused workshops, which address, among other items, compliance with sanctions and anti-bribery and anti-corruption legislation and best practices for operating in international jurisdictions where Suncor operates.

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Conflicts of Interest and Related Party Transactions

The Board has a policy relating to directors' conflicts of interest, including related party transactions. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest,(3) or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of the meeting and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

This approach is consistent with the requirements of the Canada Business Corporations Act. In addition, the Corporate Governance committee annually ascertains and reviews related party transactions in conjunction with making director independence determinations. As part of the Board's independence analysis, directors complete questionnaires that include information regarding related party transactions and Suncor completes internal searches on payments to and from entities in which directors have a material interest in. Review of any such payments is included in the Board's independence assessment of directors. (see "Board of Directors – Composition and Independence").

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements.

Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

•
Approval of Equity Compensation Plans.  Suncor is not required to and does not comply with Section 303A.08 of the NYSE Listed Company Manual which requires shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market. The TSX rules, which Suncor complies with, only require shareholder approval for certain of Suncor's equity compensation plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 58 of the Circular.

•
Independence Standards.  The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in the Canadian Requirements (specifically National Instrument 52-110 – Audit Committees) and SEC Requirements (specifically Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended). The Board has not adopted, and is not required to adopt, the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual, including with respect to its audit committee and compensation committee. The Board has not adopted, nor is it required to adopt, procedures to implement Section 303A.05(c)(iv) of the NYSE's Listed Company Manual in respect of compensation committee advisor independence.

(3)
As set forth in the conflict of interest policy, a director is considered to have a material interest in an entity if he or she is a director or officer of that entity, performs an executive function for the entity or has some other material interest in the entity. A director who beneficially holds less than 5% of the outstanding securities of any publicly traded entity and who does not derive any other benefit from such entity not available to other public security-holders, shall not be considered to hold a material interest in such entity.

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Schedule C: Position Description for Independent Board Chair

The following principles shape the position description and duties for the Chair of the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor"):

1.
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

2.
Suncor is committed to establishing and maintaining a well-developed governance process involving the Board, Board committees and management.

3.
Active involvement and substantive debate are encouraged.

4.
The Board supports the separation of the role of Chair from the role of Chief Executive Officer ("CEO").

5.
The Board is involved in strategic policy issues.

6.
The Board will strive to be the best.

With the foregoing in mind, the framework for Board Chair will be:

•
The Chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The Chair is not an employee or officer of Suncor and will be independent of management. The Chair will foster and promote the integrity of the Board and a culture where the Board works harmoniously for the long-term benefit of Suncor and its shareholders.

•
The Chair will preside at meetings of the Board and at meetings of the shareholders of Suncor, as provided for in the by-laws of Suncor.

•
The Chair, by standing invitation, is considered an ex-officio of the Board's Standing Committees of which he/she is not a listed member.

•
The Chair will be kept well informed on the major affairs and operations of Suncor, on the economic and political environment in which it operates and will maintain regular contact with the CEO and other senior executive officers of Suncor.

The accountabilities of the Chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the Corporate Secretary and CEO, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for director succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the board of directors of outside business organizations.

•
Review and approve requests from directors under the Board's Orientation and Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for Suncor's relationships with the financial community, the press and other external stakeholders rests with the CEO, the Chair may be requested, from time to time, to attend meetings with outside stakeholders.

Management Proxy Circular 2021  Suncor Energy Inc.  C-1

Schedule D: Director Independence Policy and Criteria

Background:

Corporate governance guidelines provide that boards of directors should have a majority of independent directors, and that the board chair should be independent.

The purpose of this independence policy and criteria is to state the criteria by which the Board of Directors (the "Board") of Suncor Energy Inc. ("Suncor") determines whether each of its directors is or is not independent.

Independence Policy:

Pursuant to the terms of reference for the Board, a majority of the Board must be independent, and in addition, the Audit, Governance, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria:

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if(4):

•
The director is, or has been within the last three years, an employee or executive officer of Suncor, or an immediate family member is or has been within the last three years, an executive officer, of Suncor.
•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is Suncor's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Suncor's audit within that time. For the purposes of this point ONLY, "immediate family member" means a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed, as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, Suncor, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from Suncor to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross revenues.

(4)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

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•
For Audit Committee members only, in order to be considered independent, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board Committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Suncor provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or
•
Acts, or has previously acted, as chair or vice chair of the Board or of any Board committees on a part-time basis; or

•
Sits on the board of directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual or dependent on or variable with the nature or extent of the business relationship with Suncor, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

2

Schedule E: Board Terms of Reference

Part I: Overview

The Canada Business Corporations Act (the "Act"), the governing statute of Suncor Energy Inc. ("Suncor" or the "Corporation"), provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a corporation such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. This responsibility is discharged through Board oversight of Suncor's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer ("CEO"), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but do not, except in limited and specifically identified circumstances, have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities.

Position descriptions of the Board Committee Chairs and the Board Chair set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions that have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

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Part II: Board Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chair and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas.

  The Board annually reviews the Corporation's annual business plan (including the annual capital budget), and in so doing endorses the strategies as reflected in the Corporation's long-range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chair, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board Chair, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Governance Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on definitions under applicable law(1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should be no more than three inside(2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chair from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Corporation of a culture of integrity.

•
The Board Chair will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the Canadian Requirements) and the U.S. Securities and Exchange Commission (SEC), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002(collectively, the SEC Requirements).

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

2

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone, or other electronic means.

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executives into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. Board members should also represent a diversity of backgrounds, experience and skills. The Board has adopted a Board Diversity Policy and a Selection Process for New Members Policy, which support this principle and ensure that diversity is a consideration in director selection. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chair of the Board, or in the absence of the outgoing Chair, a director elected by resolution of the Board, shall manage the process of selecting a new Chair by seeking nominations, determining the willingness of each nominee to take on the role of Chair of the Board, and preside over the selection process.

•
Succession and management development plans will be reviewed by the Human Resources & Compensation Committee and reported on annually to the Board.

•
During each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Board Chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
From time to time the Board will visit a Suncor location other than Calgary. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee ("HR&CC"), and the Environment, Health, Safety & Sustainable Development Committee ("EHS&SD"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each standing committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Board Chair, plans Board committee appointments (including the designation of a committee Chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's By-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of six directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's By-laws, each committee shall have the power to determine its own rules of procedure.

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•
The Audit Committee will consist entirely of outside, independent(3) directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate(4), and at least one member of the Audit Committee must be an audit committee financial expert(5).

•
In general, Audit Committee members will not simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee. Any such determination by the Board of Directors shall be disclosed in the Corporation's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Board Chair, by standing invitation, is considered an ex-officio of the Board standing committees of which he or she is not a listed member.

•
During each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board.  The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Corporation;

•
Supervise the management of the business and affairs of Suncor;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor's business, and ensure that there are systems in place to effectively monitor, manage and mitigate these risks;

•
Annually endorse the strategies reflected in Suncor's long-range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Corporation and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties.  The major duties of the Board are to:

1.
Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the members of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's capital budget and endorsing the strategies reflected in its long-range plan, to declaring dividends, approving major capital investments, mergers and acquisitions, the issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

(3)
See note 1

(4)
See Appendix A

(5)
See Appendix A

4

4.
Appoint a CEO, monitor and evaluate his or her performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Corporation, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

•
financial resources, including relations with the financial community; and

•
reputation.

6.
Establish an overall compensation policy for the Corporation and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for investment in areas of higher return and maintaining capital discipline;

•
maintaining access to suitable sources of capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and

•
insurance.

8.
Identify the principal risks of the Corporation's business and ensure implementation and monitoring of systems to effectively manage and mitigate these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Corporation's internal control and management information systems.

10.
Ensure that the Corporation has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders, the investing public, government, employees, the financial community, and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll-free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Corporation has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Corporation, by:

•
taking reasonable steps to ensure that Suncor complies with applicable laws and regulations and with its constating documents, including its Articles and By-laws, and operates to high ethical and moral standards — being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Corporation is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Corporation, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
select a Board Chair, appropriate committees and Committee Chairs;

•
define the duties of the Chairs of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

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Appendix A to the Terms of Reference – Financial Literacy and Expertise

For the purpose of making appointments to the Corporation's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the Corporation in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Corporation.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Corporation's Board of Directors, has following attributes:

•
an understanding of Canadian generally accepted accounting principles and financial statements;

•
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

•
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

•
an understanding of internal controls and procedures for financial reporting; and

•
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

•
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

•
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

•
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

•
other relevant experience.

Management Proxy Circular 2021  Suncor Energy Inc.  App A-1

Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com

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  EXHIBIT 99.1
Notice of Meeting, Invitation to Shareholders and Management Proxy Circular, dated February 24, 2021